Exhibit 99.4

BSR REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

Year Ended December 31, 2024

March 5, 2025

TABLE OF CONTENTS

TABLE OF CONTENTS	i
Glossary of Terms	1
Certain References, Market and Industry Data and Forward-Looking Information	8
Meaning of Certain References	8
Market and Industry Data	8
Forward-Looking Information	8
Non-IFRS Measures	11
Net Operating Income and NOI Margin	11
Same Community	11
Funds from Operations and Adjusted Funds from Operations	12
FFO per Unit and AFFO per Unit	12
AFFO Payout Ratio	12
Gross Book Value	12
Debt to Gross Book Value Ratio	12
Liquidity	13
Net Asset Value and Net Asset Value per Unit	13
Annual Cash Distribution Yield	13
Exchange Rate Information	13
Legal Structure of the REIT	13
General Development of the Business	15
Initial Public Offering	15
Three Year History	15
Description of the Business	17
Summary	17
Real Estate Market Characteristics	18
Competitive Conditions	18
Cyclical Nature of Operations	19
Specialized Skill and Knowledge of Internal Management Team	19
Employees	19
Foreign Operations	19
Environmental, Social and Governance	19
The REIT’s Portfolio	23
Overview	23
Texas	25
Arkansas	30
Oklahoma	31
Objectives, Growth Strategy & Industry Outlook	32
Objectives	32
Growth Strategy	32
Industry Outlook	33
Debt Strategy and Indebtedness	34
Debt Strategy	34
Revolving Credit Facility	36
Mortgage Debt Composition	37
Risk Factors	37
Risk Factors Related to the Real Estate Industry	38
Risks Relating to the REIT and its Business	45
Risks Related to the Units	60
Tax-Related Risks	62

(i)

Distributions	69
Distribution Policy	69
Previous Distributions	70
Investment Guidelines and Operating Policies	70
Investment Guidelines	70
Operating Policies	72
Amendments to Investment Guidelines and Operating Policies	73
Description of Capital Structure and Declaration of Trust	74
General	74
Units	74
Restrictions on Ownership and Transfer	74
Meetings of Unitholders	79
Advance Notice Provision	79
Redemption Right	80
Purchases of Units by the REIT	82
Take-Over Bids	82
Non-Certificated Inventory System	83
Issuance of Units	83
Information and Reports	83
Amendments to the Declaration of Trust	83
2025 Convertible Debentures	85
Exemptive Relief	85
U.S. Holdco	86
BSR Trust, LLC	86
General	86
BSR Trust, LLC Units	86
Redemption Rights	87
Compulsory Acquisition	87
Operation	87
Distributions and Allocations of Profits and Losses	88
Indemnification	89
Tax Matters	89
Coattails	89
Market for Securities	89
Trading Price and Volume	89
Prior Sales of Unlisted Securities	90
Arrangements with Retained Interest Holders	91
Retained Interest	91
Investor Rights Agreement	91
Bailey/Hughes Unitholder Agreement	94
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	95
Management of the REIT	95
Governance and Board of Trustees	95
Trustees and Executive Officers of the REIT	96
Biographies	98
Individual Bankruptcies	101
Corporate Cease Trade Orders and Bankruptcies	101
Penalties or Sanctions	101
Conflicts of Interest	101
Committees of the Board of Trustees	102

(ii)

Audit Committee Matters	102
Composition of Audit Committee	102
Audit Committee Charter	103
Auditor’s Fees	103
Pre-Approval of Non-Audit Services	104
Legal Proceedings and Regulatory Actions	104
Interests of Management and Others in Material Transactions	104
Transfer Agent and Registrar	104
Material Contracts	104
Interests of Experts	105
Additional Information	105
SCHEDULE A: Charter of Audit Committee	1

(iii)

Glossary of Terms

In this Annual Information Form, the following capitalized terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

“2022 Offering” has the meaning ascribed to it under “General Development of the Business – Three Year History – 2022 Equity Offering”.

“2025 Convertible Debenture Offering” has the meaning ascribed to it under “Description of Capital Structure and Declaration of Trust – 2025 Convertible Debentures”.

“2025 Convertible Debentures” has the meaning ascribed to it under “Description of Capital Structure and Declaration of Trust – 2025 Convertible Debentures”.

“Acquired Issuer” has the meaning ascribed to it under “Investment Guidelines and Operating Policies – Investment Guidelines”.

“ADA” means the Americans with Disabilities Act of 1990, as amended from time to time.

“Adjusted Term SOFR” means SOFR at a selected term of daily, one-month, three-months or six-months plus a contractual margin adjustment based on the duration selected, consistent with the Credit Facility agreement.

“Advance Notice Provision” has the meaning ascribed to it under “Description of Capital Structure and Declaration of Trust – Advance Notice Provision”.

“affiliate” has the meaning ascribed to it in Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions.

“AFFO” has the meaning ascribed to it under “Non-IFRS Measures – Funds from Operations and Adjusted Funds from Operations”.

“AFFO Payout Ratio” has the meaning ascribed to it under “Non-IFRS Measures – AFFO Payout Ratio”.

“AFFO per Unit” has the meaning ascribed to it under “Non-IFRS Measures – FFO per Unit and AFFO per Unit”.

“Annual Cash Distribution Yield” has the meaning ascribed to it under “Non-IFRS Measures – Annual Cash Distribution Yield”.

“Annual Information Form” means this annual information form.

“Audit Committee” means the audit committee of the Board, as more particularly described under “Audit Committee Matters – Composition of Audit Committee”.

“AVB” means AvalonBay Communities, Inc.

“Bailey Holders” has the meaning ascribed to it under “General Development of the Business – Initial Public Offering”.

“Bailey/Hughes Holders” has the meaning ascribed to it under “General Development of the Business – Initial Public Offering”.

“Bailey/Hughes Unitholders Agreement” means the unitholders agreement among the Bailey/Hughes Holders dated May 18, 2018, as more particularly described under “Arrangements with Retained Interest Holders – Bailey/Hughes Unitholder Agreement”.

“Base Rate” means the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) 1-month SOFR plus 1.0%.

“Board” or “Board of Trustees” means the board of Trustees of the REIT from time to time.

“BSR II” means BSR Unit Holdings, LLC, the limited liability company formed by BSR Trust, LLC in connection with the IPO to acquire BSR Trust, LLC’s approximate 49% interest in LEDIC.

“BSR Trust, LLC” means BSR Trust, LLC, the operating Subsidiary of the REIT, as more particularly described under “BSR Trust, LLC”.

“CBCA” means the Canada Business Corporations Act, as amended from time to time.

“CDS” means CDS Clearing and Depository Services Inc.

“Chair” means the chair of the Board.

“Class A type properties” means properties that exhibit above average design, construction and finish, have minimal or no deferred maintenance, superior locations, and achieve the highest rents, normally the top 20%, in their respective submarkets. Class A properties generally tend to have been constructed within the last ten years or have had substantial renovation within the last ten years.

“Class B type properties” means properties that exhibit good to above average condition, are located in above average markets, are generally well maintained, and command average rents in their respective submarkets. Class B properties generally tend to have been constructed within the last 20 years.

“Class A Units” means the Class A units of BSR Trust, LLC, as more particularly described under “BSR Trust, LLC – BSR Trust, LLC Units”.

“Class B Units” means the Class B units of BSR Trust, LLC, as more particularly described under “BSR Trust, LLC – BSR Trust, LLC Units”.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Code of Conduct” means the written code of conduct adopted by the REIT, as more particularly described under “Management of the REIT – Governance and Board of Trustees”.

“Compensation, Governance and Nominating Committee” means the compensation, governance and nominating committee of the Board, as more particularly described under “Management of the REIT – Committees of the Board of Trustees”.

“Consent Rights” has the meaning ascribed to it under “Arrangements with Retained Interest Holders – Investor Rights Agreement”.

“Contribution Transaction” has the meaning ascribed to it under “General Development of the Business – Three Year History –Pending Asset Sale for Contractual Purchase Price of $618.5 million”

“CRA” means the Canada Revenue Agency.

“Credit Facility” means the credit facility of BSR Trust, LLC provided by a U.S. chartered bank affiliated with BMO Nesbitt Burns Inc., as well as other lenders, as amended from time to time and as more particularly described under “Debt Strategy and Indebtedness – Revolving Credit Facility”.

“DPSP” means a deferred profit sharing plan, as defined in the Tax Act.

“Debt” means total loans and borrowings of the REIT and the 2025 Convertible Debentures.

“Debt to Gross Book Value Ratio” has the meaning ascribed to it under “Non-IFRS Measures – Debt to Gross Book Value Ratio”.

“Declaration of Trust” means the third amended and restated declaration of trust of the REIT dated May 11, 2022, as it may be further amended or amended and restated from time to time, as more particularly described under “Description of Capital Structure and Declaration of Trust”.

“Deferred Units” means the deferred units granted to Trustees of the REIT pursuant to the REIT’s amended and restated omnibus equity incentive plan dated March 10, 2020.

“Demand Distribution” has the meaning ascribed to it under “Arrangements with Retained Interest Holders – Investor Rights Agreement – Registration Rights”.

“Demand Registration Right” has the meaning ascribed to it under “Arrangements with Retained Interest Holders – Investor Rights Agreement – Registration Rights”.

“Direct Asset Sale Transaction” has the meaning ascribed to it under “General Development of the Business – Three Year History –Pending Asset Sale for Contractual Purchase Price of $618.5 million”

“Diversity Policy” has the meaning ascribed to it under “General Development of the Business – Environmental, Social and Governance”.

“EIFEL Rules” has the meaning ascribed to it under “Risk Factors – Canadian Tax Risks”.

“Envolve” means Envolve Communities LLC.

“Equity Repurchase Rules” has the meaning ascribed to it under “Risk Factors – Canadian Tax Risks”.

“ESG” has the meaning ascribed to it under “General Development of the Business – Environmental, Social and Governance”.

“Exempt Plans” means collectively, an RRSP, an RESP, an RRIF, an RDSP, a DPSP, an FHSA and a TFSA, and “Exempt Plan” means any one of them.

“FAPI” means “foreign accrual property income”, as defined in the Tax Act.

“FFO” has the meaning ascribed to it under “Non-IFRS Measures – Funds from Operations and Adjusted Funds from Operations”.

“FFO per Unit” has the meaning ascribed to it under “Non-IFRS Measures – FFO per Unit and AFFO per Unit”.

“FHAA” means the Fair Housing Amendments Act of 1988, as amended from time to time.

“FHSA” means a first home savings account, as defined in the Tax Act.

“FIRPTA” has the meaning ascribed to it under “U.S. Tax Risks”.

“Foundation” has the meaning ascribed to it under “General Development of the Business – Environmental, Social and Governance”.

“Gross Book Value” has the meaning ascribed to it under “Non-IFRS Measures – Gross Book Value”.

“HUD” means the U.S. Department of Housing and Urban Development.

“Hughes Holders” has the meaning ascribed to it under “General Development of the Business – Initial Public Offering”.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants in Part I of The Canadian Institute of Chartered Accountants Handbook – Accounting, as amended from time to time.

“indebtedness” means on a consolidated basis: (a) any obligation of the REIT for borrowed money other than the impact of any net discount or premium on indebtedness at the time assumed from vendors of properties at rates of interest less or greater than, respectively; (b) any obligation of the REIT incurred in connection with the acquisition of property, assets or business other than the amount of future income tax liability arising out of indirect acquisitions; (c) any obligation of the REIT issued or assumed as the deferred purchase price of property; (d) any obligation of the type referred to in clauses (a) through (c) of another person, the payment of which the REIT has guaranteed or for which the REIT is responsible for or liable, provided that (i) an obligation will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the REIT in accordance with IFRS; (ii) obligations referred to in clauses (a) through (c) exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising in the ordinary course of business; (iii) exchangeable or redeemable units issued by Subsidiaries of the REIT (including for greater certainty, Class B Units) will not constitute indebtedness notwithstanding the classification of such securities as debt under IFRS; and (iv) convertible debentures will constitute indebtedness to the extent of the principal amount thereof outstanding.

“Independent Trustee” means a Trustee who is “independent” pursuant to NI 58-101.

“Investment Committee” means the investment committee of the Board, as more particularly described under “Management of the REIT – Committees of the Board of Trustees”.

“Investor Rights Agreement” means the investor rights agreement among the REIT, BSR Trust, LLC and the Bailey/Hughes Holders dated May 18, 2018, as amended on January 1, 2022, as it may be further amended or amended and restated from time to time, and as more particularly described under “Arrangements with Retained Interest Holders – Investor Rights Agreement”.

“IPO” means the REIT’s initial public offering, which was completed on May 18, 2018, as more particularly described under “General Development of the Business – Initial Public Offering”.

“IRS” means the United States Internal Revenue Service.

“J&P” means J&P Unit Holding, LLC.

“LEDIC” means LEDIC Realty Company, LLC, now Envolve.

“Legacy BSR Holders” has the meaning ascribed to it under “General Development of the Business – Initial Public Offering”.

“Liquidity” has the meaning ascribed to it under “Non-IFRS Measures – Liquidity”.

“Low-Income Housing Tax Credit” means certain U.S. low-income housing tax credits, which financed assets previously directly owned by BSR Trust, LLC, as more particularly described under “Risk Factors – Prior Ownership of Affordable Assets”.

“management” means the persons currently acting in the capacities of the REIT’s President & Chief Executive Officer and Chief Operating Officer & Interim Chief Financial Officer.

“MD&A” has the meaning ascribed to it under “Non-IFRS Measures”.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

“MSA” means a metropolitan statistical area.

“NAV” has the meaning ascribed to it under “Non-IFRS Measures – Net Asset Value and Net Asset Value per Unit”.

“NAV per Unit” has the meaning ascribed to it under “Non-IFRS Measures – Net Asset Value and Net Asset Value per Unit”.

“NCI” means the non-certificated inventory system of CDS.

“NCIB” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Normal Course Issuer Bid”.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“NOI” has the meaning ascribed to it under “Non-IFRS Measures – Net Operating Income and NOI Margin”.

“NOI Margin” has the meaning ascribed to it under “Non-IFRS Measures – Net Operating Income and NOI Margin”.

“Nominating Unitholder” has the meaning ascribed to it under “Description of Capital Structure and Declaration of Trust – Advance Notice Provision”.

“Non-Resident” means either a “non-resident” of Canada within the meaning of the Tax Act or a partnership that is not a “Canadian partnership” within the meaning of the Tax Act.

“Non-U.S. Holder” means a beneficial owner of a Unit that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

“Operating Agreement” means the amended and restated operating agreement of BSR Trust, LLC dated as of May 18, 2018, as it may be further amended or amended and restated from time to time, as more particularly described under “BSR Trust, LLC”.

“ORA” has the meaning ascribed to it under “General Development of the Business – Environmental, Social and Governance”.

“Performance Units” means the performance units granted to employees of the REIT pursuant to the REIT’s amended and restated omnibus equity incentive plan dated March 10, 2020.

“Piggy-Back Distribution” has the meaning ascribed to it under “Arrangements with Retained Interest Holders – Investor Rights Agreement – Registration Rights”.

“Piggy-Back Registration Right” has the meaning ascribed to it under “Arrangements with Retained Interest Holders – Investor Rights Agreement – Registration Rights”.

“Pink Sheets” means the OTC Pink Market, an over-the-counter market having an interdealer quotation system.

“POM” means Peace of Mind Insurance Company, Inc., the REIT’s wholly owned captive insurance company.

“RA” means the Rehabilitation Act of 1973, as amended from time to time.

“RDSP” means a registered disability savings plan, as defined in the Tax Act.

“REALPAC” has the meaning ascribed to it under “Non-IFRS Measures – Funds from Operations and Adjusted Funds from Operations”.

“Redemption Date” has the meaning ascribed to it under “Description of Capital Structure and Declaration of Trust – Redemption Right”.

“Redemption Notes” means unsecured subordinated promissory notes of the REIT or a Subsidiary of the REIT having a maturity date and interest rate to be determined at the time of issuance by the Trustees, such promissory notes to provide that the REIT or such Subsidiary, as the case may be, shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

“Redemption Price” has the meaning ascribed to it under “Description of Capital Structure and Declaration of Trust – Redemption Right”.

“REIT” means BSR Real Estate Investment Trust, an unincorporated, open-ended real estate investment trust established pursuant to the Declaration of Trust under the laws of the Province of Ontario.

“RESP” means a registered education savings plan, as defined in the Tax Act.

“Restricted Units” means the restricted units granted to employees of the REIT pursuant to the REIT’s amended and restated omnibus equity incentive plan dated March 10, 2020.

“RRIF” means a registered retirement income fund, as defined in the Tax Act.

“RRSP” means a registered retirement savings plan, as defined in the Tax Act.

“Same Community” has the meaning ascribed to it under “Non-IFRS Measures – Same Community”.

“Securities Act” means the Securities Act (Ontario), as amended from time to time.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +.

“SIFT Rules” means the rules applicable to SIFT trusts and SIFT partnerships in the Tax Act.

“SOFR” means the Secured Overnight Financing Rate.

“Subsidiary” has the meaning ascribed to it in the Securities Act and includes a partnership or other entity.

“Sunbelt region” has the meaning ascribed to it under “Description of the Business – Real Estate Market Characteristics”.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, in each case as amended from time to time.

“TFSA” means a tax-free savings account, as defined in the Tax Act.

“Transaction” has the meaning ascribed to it under “General Development of the Business – Three Year History –Pending Asset Sale for Contractual Purchase Price of $618.5 million”

“Treaty” means the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended.

“Trustees” means, collectively, the trustees of the REIT from time to time, and “Trustee” means any one of them.

“TSX” means the Toronto Stock Exchange.

“TSX Publicly Traded Exception” means the exception for treatment of the Units as “regularly traded” on the TSX for a calendar quarter, which applies where, for so long as 100 or fewer persons do not own 50% or more of the Units: (i) the Units trade, other than in de minimis quantities, on at least 15 days during the calendar quarter; (ii) the aggregate number of Units traded during the calendar quarter is at least 7.5% of the average number of Units outstanding during such calendar quarter (reduced to 2.5% if there are 2,500 or more record Unitholders); and (iii) the REIT attaches a statement to its U.S. federal income tax return that provides information relating to it, the Units, and beneficial owners of more than 5% of the Units.

“Unitholders” means the holders of Units from time to time.

“Units” mean trust units in the capital of the REIT.

“UPREIT” means an umbrella partnership real estate investment trust.

“U.S. Holdco” means BSR REIT Holdings, Inc., a corporation incorporated under the laws of the State of Delaware, as more particularly described under “U.S. Holdco”.

“U.S. Holder” means a beneficial owner of a Unit that, for the purposes of U.S. federal income tax, is: (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (a) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Publicly Traded Exception” has the meaning ascribed to it under “Risk Factors – U.S. Tax Risks”.

Certain References, Market and Industry Data and Forward-Looking Information

Meaning of Certain References

The information in this Annual Information Form is stated as of December 31, 2024, unless otherwise indicated.

References to the “REIT”, “BSR”, “we” and “our” in this Annual Information Form mean BSR Real Estate Investment Trust including its Subsidiaries, unless the context otherwise requires. References to “Units” mean the trust units in the capital of the REIT, and references to “Unitholders” mean holders of Units. The board of trustees of the REIT is referred to herein as the “Board” or the “Trustees”, and a “Trustee” means any one of them.

Except as otherwise stated in this Annual Information Form, all dollar amounts in this Annual Information Form, including the price per Unit, are stated in U.S. dollars and references to dollars or “$” are to U.S. currency and references to Canadian dollars or “C$” are to Canadian currency.

Capitalized terms are defined in the section entitled “Glossary of Terms”.

References to “management” in this Annual Information Form mean the persons currently acting in the capacities of the REIT’s President & Chief Executive Officer and Chief Operating Officer & Interim Chief Financial Officer. Any statements in this Annual Information Form made by or on behalf of management are made in such persons’ capacities as officers of the REIT and not in their personal capacities.

Market and Industry Data

This Annual Information Form includes certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the multifamily/apartment industry in which the REIT operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the U.S. real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the REIT has not independently verified any of the data from management or third-party sources referred to in this Annual Information Form, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Forward-Looking Information

This Annual Information Form contains “forward-looking information” as defined under Canadian securities laws (collectively, “forward-looking statements”) which reflect management’s expectations regarding objectives, plans, goals, strategies, future growth, results of operations, performance, business prospects, opportunities for the REIT (including exit or sale plans, acquisitions, portfolio expansion, capital recycling, capital redevelopment, property stabilizations and rental rate increases), macroeconomic and industry trends (including those relating to job growth, population growth, vacancy and home ownership rates). The words “plans”, “expects”, “does not expect”, “goals”, “seek”, “strategy”, “future”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “projected”, “believes” or variations of such words and phrases or statements to the effect that certain actions, events or results “may”, “will”, “could”, “would”, “should”, “might”, “likely”, “occur”, “be achieved” or “continue” and similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Discussions containing forward-looking information may be found, among other places, under “Description of the Business”, “Objectives, Growth Strategy & Industry Outlook”, “Debt Strategy and Indebtedness”, “Distributions”, “Management of the REIT” and “Risk Factors”.

Some of the specific forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to the following:

•	the intention of the REIT to pay, preserve, protect and grow Unitholders’ distributions;

•	the ability of the REIT to execute its growth strategies;

•	the ability of the REIT to meet its interest payment obligations;

•	the REIT’s competitive position within its industry;

•	expectations regarding laws, rules and regulations applicable to the REIT;

•	expectations regarding future Trustees and executive compensation levels and plans;

•	expectations regarding tax treatment of the REIT and of the REIT’s distributions to Unitholders;

•	expectations regarding industry and demographic trends;

•	expectations regarding the economic environment; and

•	with respect to the Contribution Transaction and Direct Asset Sale Transaction, the anticipated timing, closing and use of proceeds thereof.

Such forward-looking statements are qualified in their entirety by the inherent risks, uncertainties and changes in circumstances surrounding future expectations which are difficult to predict and many of which are beyond the control of the REIT.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the REIT as of the date of this Annual Information Form, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, assumptions relating to the REIT’s future growth potential, results of operations, demographic and industry trends, no changes in legislative or regulatory matters, the tax laws as currently in effect, stability of the general economy over 2025, lease renewals and rental increases, the ability to re-lease or find new tenants, the timing and ability of the REIT to sell and acquire certain properties, project costs and timing, a continuing trend toward land use intensification at reasonable costs and development yields, including residential development in urban markets, access to equity and debt capital markets to fund, at acceptable costs, future capital requirements and to refinance debts as they mature, the availability of investment opportunities for growth in the REIT’s target markets, the valuations to be realized on property sales relative to current IFRS values, the market price of the Units, and with respect to the Contribution Transaction and Direct Asset Sale Transaction, the satisfaction of all closing conditions therefor; the receipt of all approvals therefor; the closing and anticipated timing thereof; full participation in the Class B Unit exchange under the Contribution Transaction; and the anticipated benefits thereof.

With respect to the Annual Cash Distribution Yield (as defined below) referred to herein, unlike with fixed income securities, there is no obligation of the REIT to distribute to Unitholders any fixed amount, and reductions in, or suspensions of, cash distributions may occur that would reduce yield.

When relying on forward-looking statements to make decisions, the REIT cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to:

•	the REIT’s ability to execute its growth strategies;

•	the impact of changing conditions in the U.S. multifamily housing market;

•	increasing competition in the U.S. multifamily housing market;

•	the effect of fluctuations and cycles in the U.S. real estate market;

•	the marketability and value of the REIT’s portfolio;

•	changes in the attitudes, financial condition and demand of the REIT’s demographic market;

•	fluctuation in interest rates and volatility in financial markets;

•	developments and changes in applicable laws and regulations;

•	the impact of climate change;

•	the impact of inflation;

•	the impact of the economic environment;

•	with respect to the Contribution Transaction and Direct Asset Sale Transaction, the failure to obtain necessary approvals, satisfy conditions to closing, or otherwise to consummate the transactions, or the termination thereof, litigation related and unexpected costs or liabilities in respect thereof; and

•	such other factors discussed under “Risk Factors” in this Annual Information Form.

If any risks or uncertainties with respect to the above materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail under “Risk Factors” should be considered carefully by readers. Although management has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known or risk factors that management believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information.

All forward-looking statements are based only on information currently available to the REIT and are made as of the date of this Annual Information Form. Except as expressly required by applicable Canadian securities law, the REIT assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All forward-looking statements in this Annual Information Form are qualified by these cautionary statements.

Non-IFRS Measures

In this Annual Information Form, the REIT uses certain non-IFRS financial measures, non-IFRS ratios and real estate industry supplementary financial measures, to measure, compare and explain the operating results and financial performance of the REIT. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance and we believe that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall financial performance of the REIT’s business. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulators require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The reconciliations of the non-IFRS financial measures and non-IFRS ratios used by the REIT to the most directly comparable IFRS measures are provided under the section titled “Reconciliation of Non-IFRS Measures” in the REIT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in respect of the year ended December 31, 2024 (the “MD&A”), which section is hereby expressly incorporated herein by reference. A copy of the MD&A is available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Net Operating Income and NOI Margin

Net operating income (“NOI”) is defined as total revenue from properties (i.e. rental revenue and other property income) less direct property operating expenses and realty taxes accounted for in accordance with IFRS, except for adjustments related to IFRS Interpretations Committee – 21 Levies. NOI should not be construed as an alternative to net income determined in accordance with IFRS. Additionally, the REIT elects to adjust for severance/retention costs on dispositions. The REIT’s method of calculating NOI may differ from other issuers’ methods and, accordingly, may not be comparable to NOI reported by other issuers.

The REIT regards NOI as an important measure of the income generated from the income producing properties and is used by the REIT in evaluating the performance of the REIT’s properties. It is also a key input in determining the value of the REIT’s properties.

“NOI Margin” is defined as NOI divided by total revenue, as a percentage. Management believes that NOI Margin is a meaningful supplementary measure of operating performance of the REIT’s income producing properties. NOI Margin is an important measure of the percentage of income generated from the income producing properties and is used by the REIT in evaluating the performance of the portfolio.

Same Community

“Same Community” results are used by management to evaluate performances of investment properties owned by the REIT during comparative periods. Same Community results are a meaningful measure of operating performance because it allows management to assess rent growth and leasing activity of its portfolio on a same property basis and the impact of capital investments. The REIT calculates Same Community results for revenue, NOI, NOI Margin and certain operating metrics.

The Same Community results for the reporting period ended December 31, 2024 removes the results of the investment property, Aura 35Fifty, which was developed during 2024 and is considered non-stabilized during the comparative periods due to lease-up.

The results of the property excluded from Same Community results noted above comprise “Non-Same Community” results.

Funds from Operations and Adjusted Funds from Operations

In January 2022, the Real Property Association of Canada (“REALPAC”) published a white paper titled “White Paper on Funds from Operations & Adjusted Funds from Operations for IFRS”. The purpose of the white paper is to provide reporting issuers and investors with guidance on the definition of funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) and to help promote more consistent disclosure from reporting issuers. The REIT’s method of calculating FFO and AFFO is substantially in accordance with REALPAC’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO and AFFO, respectively, reported by other issuers.

The REIT defines FFO as IFRS consolidated net income or loss adjusted for items such as unrealized changes in the estimated fair value of investment properties, the effect of changes in value of puttable instruments classified as financial liabilities, property taxes accounted for under IFRS Interpretations Committee – 21 Levies, transaction costs expensed as a result of the purchase of a property being accounted for as a business combination, transaction costs expensed as a result of the issuance of convertible debentures, changes in the fair value of financial instruments which are economically effective hedges but do not qualify or were not designated for hedge accounting, losses on extinguishment of debt, change in tenant in common interests, operational revenue and expenses from right of use assets, transaction costs expensed as a result of property dispositions and restructuring costs. FFO should not be construed as an alternative to net income (loss) or cash flows provided by or used in operating activities determined in accordance with IFRS. The REIT regards FFO as a key measure of operating performance.

The REIT defines AFFO as FFO adjusted for items such as actual maintenance capital expenditures incurred and straight-line rental revenue differences. AFFO should not be construed as an alternative to net income (loss) or cash flows provided by or used in operating activities determined in accordance with IFRS. The REIT regards AFFO as a key measure of operating performance.

FFO per Unit and AFFO per Unit

“FFO per Unit” is defined as FFO divided by the weighted average Unit count for the period, which is representative of the combined REIT Units, holders of Class B Units and issued Deferred Units granted to Trustees.

“AFFO per Unit” is defined as AFFO divided by the weighted average Unit count for the period, which is representative of the combined Units, Class B Units and issued Deferred Units.

The REIT regards FFO per Unit and AFFO per Unit as an important measure to further evaluate the performance of FFO and AFFO on a per Unit basis in order to normalize for changes driven by unit issuances and therefore better compare the REIT’s performance period to period.

AFFO Payout Ratio

“AFFO Payout Ratio” is defined as total cash distributions of the REIT (including distributions on Class B Units) divided by AFFO. The REIT uses the AFFO Payout Ratio in assessing its distribution paying capacity.

Gross Book Value

“Gross Book Value” means the book value of the total assets of the REIT and its consolidated subsidiaries, as shown on its then most recent consolidated statement of financial position prepared in accordance with IFRS. Note that this definition differs from the definition of “Gross Book Value” in the REIT’s Declaration of Trust, which is used for purposes of the REIT’s investment guidelines and operating policies, but which arrives at the same result.

Debt to Gross Book Value Ratio

“Debt to Gross Book Value Ratio” is calculated by dividing Debt by Gross Book Value.

Liquidity

“Liquidity” is defined as (a) cash and cash equivalents (unrestricted), plus (b) borrowing capacity available under any existing credit facilities. This metric is a useful measure of the REIT’s cash resources and credit available under committed credit facilities.

Net Asset Value and Net Asset Value per Unit

“NAV” is calculated as the sum of the value of Unitholders' equity and Class B Units as of the balance sheet date. NAV is a useful measure of the overall value of the REIT’s investment properties (net of outstanding debt) as of a point in time and also serves as a measure to depict the overall value driven from the performance of the REIT’s assets.

“NAV per Unit” is calculated by dividing NAV by the number of Units, Class B Units and issued Deferred Units outstanding as of the balance sheet date. The REIT regards NAV per Unit as an important measure to further evaluate the performance of NAV in order to normalize for changes driven by Unit issuances and therefore better compare the REIT’s overall value.

Annual Cash Distribution Yield

“Annual Cash Distribution Yield” is defined as the per annual per Unit distributions of the REIT divided by the price of value of a Unit.

Exchange Rate Information

The REIT’s portfolio consists of properties located in the states of Texas, Oklahoma and Arkansas. Unless otherwise indicated, the REIT discloses all financial information contained in this Annual Information Form in U.S. dollars. The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for $1.00, expressed in Canadian dollars, published by the Bank of Canada.

	Year ended December 31
	2024	2023	2022
Highest rate during the period	1.4416	1.3875	1.3856
Lowest rate during the period	1.3316	1.3128	1.2451
Average rate for the period	1.3698	1.3497	1.3011
Rate at the end of the period	1.4389	1.3226	1.3544

On March 4, 2025, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was $1.00 equals C$1.4489.

Legal Structure of the REIT

The REIT is an internally managed, unincorporated, open-ended real estate investment trust governed by the Declaration of Trust and the laws of the Province of Ontario. The registered and head office of the REIT is located at 333 Bay Street, Suite 3400, Toronto Ontario M5H 2S7. The REIT’s portfolio of properties is held, indirectly through wholly-owned subsidiary limited liability companies or limited partnerships, by BSR Trust, LLC.

BSR Trust, LLC is a Delaware limited liability company governed by the Operating Agreement and the laws of the State of Delaware. The registered and head office of BSR Trust, LLC is located at 1209 Orange Street, Wilmington, Delaware, U.S.A, 19801. The principal place of business of BSR Trust, LLC is located at 1400 West Markham Street, Suite 202, Little Rock, Arkansas, U.S.A, 72201.

The following chart sets out the simplified organizational structure of the REIT as of the date of this Annual Information Form.

(1) As of December 31, 2024, the public held an approximate 62.5% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

(2) As a subset of the Legacy BSR Holders, the Bailey/Hughes Holders owned, in the aggregate, 16,079,276 Class B Units and 4,898,501 Units, together representing an aggregate approximate 39% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

(3) A small number of third party investors beneficially own Class B Units in consideration for the sale of real property.

(4) Ownership of the REIT’s portfolio of properties is held through special purpose entities.

General Development of the Business

Initial Public Offering

The REIT was established on January 9, 2018 as a real estate investment trust and was formed for the purpose of acquiring and owning multifamily real estate properties. On May 18, 2018, the REIT completed its IPO of 13,500,000 Units at a price of $10.00 per Unit for gross proceeds of $135,000,000.

Immediately prior to the IPO, ownership and profit interests in BSR Trust, LLC were held by approximately 400 members (the “Legacy BSR Holders”). Certain of the Legacy BSR Holders are members or affiliates of the Bailey family (the “Bailey Holders”) or are members or affiliates of the Hughes family (the “Hughes Holders”, and together with the Bailey Holders, the “Bailey/Hughes Holders”), who together founded BSR Trust, LLC prior to the formation of the REIT. Upon the closing of the IPO, and following certain pre-closing reorganization events involving BSR Trust, LLC, a subsidiary of the REIT merged with and into BSR Trust, LLC, resulting in the REIT indirectly acquiring an interest in an initial portfolio of 48 multifamily garden-style residential properties. The REIT filed a Form 51-102F4 (Business Acquisition Report) in respect thereof.

Three Year History

Acquisition Activity

The REIT did not complete any property acquisitions in the past three fiscal years.

Subsequent to December 31, 2024, on January 9, 2025, the REIT completed the acquisition of The Venue Craig Ranch Apartments, a 277-apartment unit garden style residential community located in McKinney, Texas and within the Dallas-Fort Worth MSA for $61 million. The transaction was funded with a draw on the Credit Facility.

Disposition Activity

The REIT did not complete any property dispositions in the past three fiscal years.

Credit Facilities

BSR Trust, LLC is party to the Credit Facility, a senior secured revolving credit facility provided by a U.S. chartered bank. On June 9, 2023, the REIT exercised its option pursuant to the terms of the Credit Facility to extend the maturity by one year to September 30, 2026. See “Debt Strategy and Indebtedness – Revolving Credit Facility”.

2022 Equity Offering

On April 29, 2022, the REIT completed a public offering of Units (the “2022 Offering”) on a bought deal basis to a syndicate of underwriters led by BMO Capital Markets, RBC Capital Markets and CIBC Capital Markets. A total of 5,888,000 Units were issued at a price of $19.55 per Unit for total gross proceeds to the REIT of $115,110,400, which included the gross proceeds from the full exercise of the over-allotment option granted to the underwriters to purchase an additional 768,000 Units. The REIT used the net proceeds from the 2022 Offering to repay a portion of amounts outstanding under the Credit Facility, with the additional availability under the Credit Facility intended to be used to fund future acquisitions and for general trust purposes.

The Units were offered in all provinces and territories of Canada pursuant to a short form prospectus dated April 26, 2022. A copy of the short form prospectus is available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Normal Course Issuer Bid

The REIT had in place a normal course issuer bid (an “NCIB”) over the 12-month period commencing October 6, 2022 and expiring October 5, 2023. The REIT purchased and canceled an aggregate of 1,481,684 Units under this NCIB and related automatic securities purchase plan at an average price of $13.25 per Unit.

The REIT renewed its NCIB for the 12-month period commencing October 6, 2023 and expiring October 5, 2024. The REIT purchased and canceled an aggregate of 3,137,895 Units under this NCIB and related automatic securities purchase plan at an average price of $10.65 per Unit. The REIT suspended the automatic securities purchase plan in December 2023.

On November 7, 2024 the REIT announced the renewal of its NCIB, pursuant to which the REIT was authorized to purchase for cancellation up to a maximum of 2,856,430 Units, or approximately 10% of the public float, over the 12-month period commencing November 12, 2024 and expiring on November 11, 2025. The REIT did not enter into an automatic securities purchase plan in connection therewith.

Unitholders may obtain a copy of the notice of intention in respect of the current NCIB, without charge, by contacting the Corporate Secretary of the REIT. Purchases under the NCIB will be made through the facilities of the TSX and/or through alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Unit representative of the market price at the time of acquisition. The number of Units that can be purchased pursuant to the current NCIB is subject to a current daily maximum of 12,943 Units, subject to the REIT's ability to make block purchases of Units that exceed such limits. All Units purchased under the NCIB will be cancelled upon their purchase. To date, the REIT has not made any purchases for cancellation under the current NCIB.

Early Redemption of 2025 Convertible Debentures

On November 7, 2024, the REIT announced that it issued a notice of redemption to the holders of its 2025 Convertible Debentures, representing a redemption of all the issued and outstanding 2025 Convertible Debentures. The 2025 Convertible Debentures were redeemed in the aggregate principal amount of $41.5 million on January 3, 2025, in accordance with their terms, at a total redemption price of $1,000 plus accrued and unpaid interest of $13.01 per $1,000 principal amount.

Amendments to Declaration of Trust

On May 11, 2022, upon approval by the Unitholders of the REIT at the REIT’s annual general and special meeting of Unitholders, the REIT amended the Declaration of Trust to increase the maximum number of Trustees of the REIT from nine to ten, concurrently with the appointment of Jane Marshall as a Trustee.

A copy of the Declaration of Trust is available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Board and Senior Management Appointments

On January 1, 2022, the REIT announced the appointment of Daniel Oberste (formerly, the President and Chief Investment Officer of the REIT) and Teresa Neto to the Board to serve as Trustees until the next annual general meeting of Unitholders or until a successor is appointed. In addition, John S. Bailey transitioned to serve as Executive Vice-Chair of the Board and Daniel Oberste was promoted to President, Chief Executive Officer and Chief Investment Officer of the REIT.

On May 11, 2022, at the REIT’s annual general and special meeting of Unitholders, Jane Marshall was appointed to the Board to serve as a Trustee until the next annual general meeting of Unitholders or until a successor is appointed.

Effective December 31, 2022, Blake Brazeal, the REIT’s former Co-President and Chief Operating Officer, no longer held his office with the REIT. Mr. Brazeal served as the Chief Operating Officer of the REIT and its predecessor since 2004. Effective January 1, 2023, Susan Rosenbaum, the REIT’s former Chief Financial Officer and Corporate Secretary was appointed the Chief Operating Officer of the REIT and Brandon Barger, the REIT’s former Chief Accounting Officer, was appointed Chief Financial Officer and Corporate Secretary of the REIT, consistent with the REIT’s succession plan.

On November 8, 2023, the REIT announced that Brandon Barger, the REIT’s Chief Financial Officer, was taking a leave of absence for health-related reasons. Susan Rosenbaum, the REIT’s Chief Operating Officer and former Chief Financial Officer was appointed as Interim Chief Financial Officer by the Board and remains in such position while the REIT sources suitable candidates for the role. Mr. Barger resigned from the REIT effective February 23, 2024. Mr. Steven Etchison was appointed by the Board as the Chief Accounting Officer of the REIT effective February 23, 2024, consistent with the REIT’s succession plan.

On March 5, 2025, the REIT announced the appointment of Tom Cirbus as the REIT’s Chief Financial Officer and Corporate Secretary effective March 17, 2025. Mr. Cirbus previously spent 11 years in the investment banking division of Wells Fargo across the real estate, gaming, lodging and leisure coverage and equity capital markets teams. Prior to his time at Wells Fargo, he worked at KPMG as an analyst. In connection with the appointment of Mr. Cirbus, Ms. Rosenbaum will step down as the Interim Chief Financial Officer effective March 17 and continue in her role as the Chief Operating Officer.

Pending Asset Sale for Contractual Purchase Price of $618.5 million

On February 27, 2025, the REIT announced that it had entered into agreements to sell an aggregate of nine properties, consisting of 2,701 apartment units, to AvalonBay Communities, Inc. (“AVB”) for a stated aggregate contractual purchase price of $618.5 million (collectively, the “Transaction”).

Under the Transaction, the REIT will sell three properties (Cielo I, Cielo II and Retreat at Wolf Ranch) comprising 857 apartment units located in Austin, TX to AVB for a contractual purchase price of $187.0 million in the aggregate, directly for cash consideration (the “Direct Asset Sale Transaction”). The Direct Asset Sale Transaction is expected to close on or around March 31, 2025.

Under a separate contribution transaction (the “Contribution Transaction”), the REIT will sell six properties (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly) comprising 1,844 apartment units located in Dallas, TX to AVB for a stated aggregate contractual purchase price of $431.5 million in exchange for a mix of up to $220.0 million (expected $193.0 million) in cash consideration, a portion of which is to be used to extinguish all existing mortgage debt on the contributed properties and the remainder to be used for repayment of other indebtedness, transaction expenses and general corporate purposes, and (ii) the exchange and cancellation of up to 15,000,000 (approximately 75%) of the Class B Units into equity of a newly formed “DownREIT” partnership entity of AVB. In connection with the Contribution Transaction, the contractual rights held by the Bailey/Hughes Holders under the Investor Rights Agreement, including the Consent Rights over certain fundamental sale transactions, will be eliminated. The Bailey/Hughes Holders will retain the right to nominate one (1) Trustee on the Board provided they own, in the aggregate, at least 10% of the Units (determined as if all Class B Units are redeemed for Units), See “Arrangements with Retained Interest Holders – Investor Rights Agreement” for a description of the existing rights, including Consent Rights.

Subject to the satisfaction of all conditions precedent, the Contribution Transaction is expected to close in the second quarter of 2025.

Description of the Business

Summary

The REIT owns and operates a portfolio of 32 multifamily real estate properties, with a focus on garden-style/big house style multifamily communities in select high growth markets across the Sunbelt region (as defined below) of the United States. For an overview of the geographic locations of the properties within the REIT’s portfolio, see “The REIT’s Portfolio”.

Real Estate Market Characteristics

Garden-Style/Big House Style Assets

The REIT owns garden-style and big house style multifamily communities, generally characterized as a cluster of low-rise buildings, usually two to three stories with an average of 200-400 total apartment units. Garden-style and big house style communities are typically constructed with wood frames and without elevators, providing for lower maintenance capital expenditures as compared to high-rise and mid-rise multifamily properties. Big house style communities combine the space and style of a house with the amenities of multifamily living. Many of these communities have common areas such as open lawns, landscaping and pathways, and have amenities such as outdoor pools, barbecue grilling stations, firepits, fully equipped gyms, game rooms, conference rooms, movie theatres, dog spas, dog parks and playgrounds. These low-density rental communities typically require larger sites to build and are therefore mainly located in suburban areas of primary markets. These communities often offer attractive housing options for middle income renters. Garden-style and big house style multifamily communities cater to a broad tenant base. Consequently, management believes garden-style and big house style multifamily communities provide opportunity for upside through rental rate increases during times of economic expansion, as well as downside protection as residents downgrade to more moderately priced multifamily properties during times of economic contraction.

Sunbelt Region Focus

The REIT owns and operates garden-style and big house style communities in three bordering states within the Sunbelt region of the United States. The Sunbelt region of the United States is generally considered to stretch across the South Atlantic and Southwest portions of the country and to include the following states: Alabama, Arizona, Arkansas, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, Oklahoma, South Carolina, Tennessee, Texas, Virginia and Washington, D.C. (the “Sunbelt region”). This region is characterized by rapid economic and population growth over the past few decades, along with temperate and low seasonality.

Multifamily Characteristics

The shorter duration of multifamily leases coupled with a larger and less concentrated tenant base are benefits the multifamily real estate sector offers relative to other sectors. The duration for most multifamily rental leases span between 11 and 14 months, as compared to other real estate asset types that typically span over years. The shorter lease duration provides multifamily properties with the opportunity to increase rental rates more frequently, offering a potential hedge against inflation. Multifamily real estate’s larger tenant base provides for greater diversification and mitigates single resident risk exposure. Additionally, the necessity for housing provides for a more predictable demand, compared to other commercial real estate businesses that may experience tenant vacancy during negative economic business cycles. These factors generally make the multifamily real estate sector less volatile relative to other real estate sectors.

Competitive Conditions

The REIT competes with other investors, managers and owners of properties in seeking residents and for the purchase of desirable real estate properties. The average age of the REIT’s properties is currently 14 years (based on the year built or year renovated, as applicable), down from 29 years as at the IPO. Some of the multifamily properties of the REIT’s competitors are newer, better located or better capitalized than the REIT’s properties. Certain of these competitors may have greater financial and other resources and greater operating flexibility than the REIT. Those entities may be able to use higher leverage than the REIT is permitted to use and/or accept more risk than the REIT can prudently manage. The existence of competing managers and owners could have a material adverse effect on the REIT’s ability to lease space and on the rents the REIT is able to charge and could materially adversely affect revenues and the REIT’s ability to meet its obligations. In addition, such competition could have an adverse effect on property values in the markets in which the investments are located. Competition generally reduces the number of suitable investment opportunities available to the REIT and increases the bargaining power of property owners seeking to sell. Furthermore, the number of entities and funds competing for suitable multifamily properties may increase. This will result in increased demand for these assets and therefore, increased prices paid for them. No assurance can be given that such competition will not adversely affect the REIT’s ability to make investments and generate revenues.

The multifamily residential properties that the REIT owns or may acquire compete with numerous housing alternatives to attract residents, including owner occupied single homes, multi-unit residential buildings available to rent or purchase and the new build-to-rent communities’ trend, in which a new neighborhood of single-family homes is developed for the sole purpose of leasing the homes. The relative demand for such alternatives may be increased by fluctuations in mortgage interest rates, government programs which promote home ownership, or other events or initiatives which increase the affordability of such alternatives to multifamily residential rental properties and could materially adversely affect the REIT’s ability to retain residents, lease units and increase or maintain rental rates. Such competition may reduce occupancy rates and rental revenues of the REIT and could have a material adverse effect on the REIT’s business, cash flow, financial condition and results of operations and ability to make distributions to Unitholders. See also “Risk Factors – Real Property Ownership and Revenue Risks”.

Cyclical Nature of Operations

The REIT’s operations are affected by seasonal cycles and, as such, operating performance in one quarter may not be indicative of potential operating performance in any other quarter of the year. The second and third quarters of each year tend to require additional cash flow to fund an increase in maintenance capital expenditures that result from the completion of projects during warmer weather.

Specialized Skill and Knowledge of Internal Management Team

The REIT is internally managed by a team of seasoned senior professionals dedicated to the REIT’s strategic objectives on a non-conflicted basis. As a fully integrated owner and operator, the REIT is supported by internal capabilities across all disciplines, including acquisitions, asset management, property management, development/redevelopment, financing and capital markets, audit/regulatory affairs, marketing/branding, information technology and human resources. Management has extensive experience with the properties in the REIT’s portfolio, having sourced and managed all of the properties since their acquisition. With an internally managed platform, the REIT benefits from an in-house management team dedicated to the REIT’s strategic objectives while operating under an efficient and scalable cost structure, given the REIT’s ability to acquire properties while lowering general and administrative expenses as a percentage of total assets. Additional acquisitions are expected to generate incremental FFO and AFFO gains arising from efficiencies generated by the REIT’s scalable cost structure.

Employees

The REIT’s scalable platform is supported by approximately 250 employees across its five markets.

Foreign Operations

All of the properties in the REIT’s portfolio are located in the United States and all of the REIT’s operations are conducted in the United States. See “The REIT’s Portfolio”.

Environmental, Social and Governance

At our core, BSR is focused on our company’s impact on our residents, employees, stakeholders and communities where we operate and serve. The mission of BSR is to provide an exceptional living experience for residents at a community they are proud to call home while creating value for our Unitholders through strength, profitability and growth. BSR conducts business with integrity and strives for the highest ethical standards by always treating partners, team members, residents and vendors with respect, honesty and fairness. We believe that any interaction with our company should be a genuinely positive experience and we believe in leaving things better than we found them. This ideology has been integral to our success since the roots of the formation of BSR Trust, LLC in 1956.

The REIT’s environmental and social responsibility policy outlines the REIT’s approach to environmental sustainability and social responsibility from a corporate governance perspective as well as the REIT’s commitments to embed these practices into its business model. Additionally, the REIT’s enhanced diversity policy (the “Diversity Policy”) reflects the REIT’s commitment toward adding additional members to the REIT’s Board of Trustees and senior management team with diversity in business and other professional experience, gender, geography, age, race and ethnicity.

The following is an outline of the REIT’s ongoing efforts to summarize our organization’s impact:

Environmental

BSR is committed to operating in an environmentally responsible manner, and we continue to identify and implement innovative practices that promote sustainability and resilience.

•	BSR has upgraded 5,332 apartment units with smart home and energy management technology. This results in an energy reduction of up to 15-20% for our residents and around 50% savings for any vacant BSR apartment units under this program.

•	BSR invests in smart waste management across all properties to optimize dumpster capacity and identify contamination issues.

•	Utilities for 65% of BSR properties are sub-metered. On average, properties that are sub-metered are 38% more efficient than non-sub-metered properties.

•	BSR uses a third-party utility biller providing vacant apartment unit charge backs, energy consumption variance reporting, pre-acquisition energy audits and detection of water leaks.

•	BSR uses smart irrigation systems to conserve water usage through the analysis of weather data.

•	Air filters in BSR suites are changed and inspected on a quarterly basis.

•	When performing renovations, BSR uses low-flow toilets, LED lighting, high efficiency fixtures and Energy Star approved appliances.

•	BSR offers virtual signatures on leasing documents, paperless rent payments, and service requests.

•	Multiple BSR communities have electric vehicle charging stations for resident use.

•	When identifying properties to acquire, the REIT obtains a Phase I environmental report conducted by independent and experienced consultants prior to an acquisition, and if recommended, the REIT also obtains a Phase II environmental report.

Social

Residents

BSR is committed to providing healthy and safe living spaces as well as exceptional customer service to our residents.

•	J Turner Research publishes Online Reputation Assessment (ORA) scores between 1 and 100, measuring online review sentiment for all multifamily properties across the United States. BSR’s score consistently ranks in the Top 5 of publicly traded multifamily REITs. BSR placed second with an ORA score of 80.93 for 2023 while the national average ORA score of all U.S. multifamily properties was 63.96.

•	BSR provides its residents access to a credit builder program, which reports on-time rent payment history and paid-in-full status to TransUnion and Equifax to help residents build better credit scores.

•	To encourage resident health, wellness and quality of life, 100% of BSR’s apartment communities have on-site pools and fitness centers.

•	62% of BSR employees chose to live alongside our residents at our communities. This shows the level of pride BSR team members have in our product and also enhances the experience and service provided for all of our residents.

Employees

BSR is committed to maintaining a workplace culture that attracts, retains and rewards the best and brightest people.

•	BSR is committed to providing a diverse and inclusive workforce. We currently have 47% female and 53% male team members, approximately 65% of which are racially diverse.

•	For the third year in a row, BSR was named one of the Best Places to Work in Multifamily, and Best Places to Work in Multifamily for Women at the Multifamily Innovations Awards held in December 2024.

•	BSR performs a company-wide Team Member Satisfaction Survey every year, and the feedback is meticulously reviewed by our executive team. Results are shared throughout the organization, along with action items resulting from the feedback in the survey. A few key responses are highlighted below:

o	94% of our team members say BSR provides them the opportunity to excel in their position through professional development and in-house training.

o	91% of our team members are proud of BSR’s brand.

o	99% of our team members say BSR operates in a socially responsible manner.

o	96% of our team members say BSR’s work positively impacts people’s lives.

o	92% of our team members are satisfied with the workplace flexibility offered by BSR.

o	94% of our team members are satisfied with BSR’s investment in training and education.

o	91% of our team members are inspired to give their best effort at work each day.

o	87% of our team members are satisfied with BSR’s total benefits package.

o	88% of our team members are satisfied with the amount of paid leave offered by BSR

•	BSR provided $1.8 million of employee rent discounts at BSR communities in 2024.

•	BSR’s Career Succession Program provides a framework for employees to reach their career goals at BSR. In 2024, we promoted 20 team members internally.

•	Our comprehensive training program of over 1,000 courses offers many options for team members including on demand, virtual live instruction and in-person training. Many courses are available in both English and Spanish. Topics include fair housing and safety compliance, team member orientation, sales, management development, and virtual reality maintenance skills training. In 2024, BSR employees completed 3,198 courses.

•	BSR’s Team Member Appreciation Month is a special time to show appreciation to our team members for serving our residents well.

•	Our annual Celebration of Excellence Award Ceremony recognizes our on-site management teams and the corporate team with awards based on job performance. Our most recent Celebration of Excellence was held in February 2025 in Austin, Texas.

•	Each quarter, we celebrate team member achievements in our internal newsletter and intranet.

•	BSR team members have an opportunity to become “BSR Certified” which consists of completing orientation training and taking a certification exam with one of our area proctors. Certifications are available for the following positions: Community Manager, Assistant Community Manager, Leasing Specialist and Service Manager. Team members can pass a test on a variety of position related policies and procedures to show they have a working knowledge of their role.

•	BSR’s human resources’ department hosts in-person roadshows to each of our MSAs to objectively review BSR’s comprehensive benefits package with employees.

•	BSR has kept voluntary employee turnover below the industry average (27.5% in 2024 compared to the industry average of 34.8%). Further, the average tenure of our employees is four years.

Community

•	BSR formed the Home Away from Home Foundation in 2021. The non-profit initiative provides apartment homes for those needing to travel for extended medical treatment and requiring temporary housing as well as for individuals who need temporary housing due to natural disasters.

•	In 2024, BSR dedicated an apartment home in Little Rock, Arkansas to a family that lost their residence because of a catastrophic event.

•	In 2024, BSR provided lodging at a BSR property for a family receiving long term medical treatment.

•	BSR maintains an active partnership with local colleges for yearly summer internship opportunities.

•	BSR team members are actively involved in community and non-profit volunteering resulting in the selection of employees in various watch lists like “40 Under 40” and “20 in their 20s”.

Governance

BSR is committed to good corporate governance to maximize shareholder value in a manner consistent with the highest standards of integrity.

•	The Board maintains oversight of the individual committees’ responsibilities and environmental, social and governance (“ESG”) matters as a whole, along with overall enterprise risk management.

•	Our executive management team maintains regular contact with a broad base of investors.

•	BSR maintains high quality IT infrastructure and active cybersecurity monitoring and protection initiatives.

•	BSR leadership and audit committee chair actively monitor our third-party anonymous whistleblower hotline.

•	Our Board survey is conducted every year, which is collectively discussed and reviewed to gauge completeness and effectiveness of corporate governance.

•	BSR maintains a code of business conduct and ethics, as well as a disclosure and confidential information policy.

•	BSR has a non-discrimination policy which protects residents and prospective residents from discrimination based on race, color, national origin, religion, sex, family status and disability as covered under the Fair Housing Act.

•	BSR maintains an employee handbook which is accessible by all team members.

•	BSR has a Diversity Policy that reflects our commitment toward adding additional members to the Board and senior management team with diversity in business and other professional experience, gender, geography, age, race and ethnicity. BSR’s Board has 29% female representation and 71% male representation.

The REIT’s Portfolio

Overview

As at December 31, 2024, the REIT’s portfolio consisted of 32 multifamily properties comprising 8,904 apartment units located in five major metropolitan markets within three bordering states in the Sunbelt region of the United States.

Subsequent to December 31, 2024, on January 9, 2025, the REIT announced the acquisition of The Venue Craig Ranch Apartments in the McKinney submarket of the Dallas-Fort Worth MSA for a purchase price of $61 million. This increased the REIT’s portfolio to 33 multifamily properties comprising 9,181 apartment units.

The following map illustrates the geographic locations of the REIT’s current portfolio.

The following list details information about the properties in the REIT’s portfolio as of December 31, 2024:

Property Name	MSA	State	Year Built	Number of Apartment Units	Average Monthly Rents(1)	Physical Occupancy(2)
Ariza Plum Creek	Austin	TX	2018	349	$1,454	96.9%
Aura 35Fifty	Austin	TX	2024	238	$1,745	n/a
Aura 36Hundred	Austin	TX	2021	356	$1,522	96.6%
Cielo	Austin	TX	2014	326	$1,651	97.6%
Cielo II	Austin	TX	2015	228	$1,688	95.6%
Retreat at Wolf Ranch	Austin	TX	2017	303	$1,443	96.4%
Markham at Lakeline	Austin	TX	2014	374	$1,702	97.1%
Auberry	Dallas	TX	2005	216	$1,579	96.8%
Aura Benbrook	Dallas	TX	2020	301	$1,575	96.4%
Lakeway Castle Hills	Dallas	TX	2019	276	$1,709	95.3%
Bridgeport	Dallas	TX	1984	312	$1,100	93.3%
Hangar 19	Dallas	TX	2020	351	$1,749	96.0%
Palermo by the Park	Dallas	TX	2014	384	$1,672	96.1%
Riverhill	Dallas	TX	1995	334	$1,410	95.2%
Satori Frisco	Dallas	TX	2019	330	$1,747	95.2%
Vale Frisco	Dallas	TX	2021	349	$1,811	95.1%
Wimberly Apartments	Dallas	TX	1995	372	$1,545	96.0%
Adley at Gleannloch	Houston	TX	2019	260	$1,570	96.5%
Alleia Long Meadow	Houston	TX	2020	400	$1,619	96.8%
Falls At Borough Park	Houston	TX	2003	200	$1,299	96.5%
Lakes at Westview I	Houston	TX	2005	128	$1,204	96.9%
Lakes at Westview II	Houston	TX	2009	228	$1,178	97.4%
Satori at Long Meadow	Houston	TX	2019	300	$1,759	97.7%
Vale Luxury	Houston	TX	2020	350	$1,793	96.9%
Volterra at Westlake	Houston	TX	2014	370	$1,370	95.1%
Markham Oaks	Little Rock	AR	1969 / 2017	52	$1,106	90.4%
Wimbledon Green	Little Rock	AR	2005	96	$1,091	94.8%
Wimbledon Green II	Little Rock	AR	2020	156	$1,123	90.4%
Bluff Creek	Oklahoma City	OK	1984	316	$889	91.8%
Brandon Place	Oklahoma City	OK	2011	200	$1,241	92.5%
Westwood Park	Oklahoma City	OK	1971	257	$960	93.0%
Woodrun Village	Oklahoma City	OK	1985	192	$864	93.2%
			2010 (3)	8,904	$1,489	95.6%

Notes:

(1)	Average monthly rental rate as of December 31, 2024.

(2)	Physical occupancy, meaning the number of occupied apartment units divided by the total number of apartment units, as of December 31, 2024. Physical occupancy excludes the impact of properties in lease-up as of December 31, 2024.

(3)	Weighted based on total apartment units.

Set out below is a description of each of the properties in the REIT’s portfolio as of the date hereof:

Texas

Austin, Texas

“Ariza Plum Creek Apartments”
(4700 Cromwell Drive, Kyle, TX 78640)

Ariza Plum Creek Apartments is a collection of 12 three-story residential buildings. Located in Kyle, Texas, Ariza Plum Creek Apartments offer close proximity to supermarkets, shops and Seton Hays Hospital, as well as local restaurants, shopping and entertainment, including Plum Creek Golf Course. Ariza Plum Creek is near several employers such as Smile Direct Club and Hays CISD and less than a mile from Interstate 35 and 45SW Toll for commuting to Austin, San Marcos and other neighbourhoods. Built in 2018, Ariza Plum Creek Apartments contains 349 apartment units, averaging 839 square feet, on 13.7 acres with a net rentable area of 292,738 square feet and 603 parking spaces. Ariza Plum Creek features 215 one, 110 two, and 24 three bedroom apartment units. Ariza Plum Creek Apartments also includes a resort style swimming pool, fitness centre, community game room, outdoor fire pit and dog park.

“Aura 35Fifty Apartments”
(3550 N A.W. Grimes Blvd., Round Rock, TX 78665)

Aura 35Fifty Apartments is a collection of 12 three-story residential buildings. Located in Round Rock, Texas, Aura 35Fifty Apartments is part of Avery Centre, a new 1,200-acre mixed use planned community adjacent to higher education and medical care hubs including Texas State and Texas A&M Health and Science Center Round Rock. Aura 35Fifty also offers close proximity to shops, restaurants and abundant green space, with access to Interstate 35 and State Highway 35. Built in 2024, Aura 35Fifty Apartments contains 238 apartment units, averaging 923 square feet, on 9.9 acres with a net rentable area of 219,574 square feet and 489 parking spaces. Aura 35Fifty features 130 one, 97 two, and 11 three bedroom apartment units. Aura 35Fifty Apartments also includes a resort style swimming pool, fitness centre, conference room, co-working facility and dog park.

“Aura 36Hundred Apartments”
(3600 N A.W. Grimes Blvd., Round Rock, TX 78665)

Aura 36Hundred Apartments is a collection of 12 three-story residential buildings. Located in Round Rock, Texas, Aura 36Hundred Apartments is part of Avery Centre (discussed above). Aura 36Hundred also offers close proximity to shops, restaurants and abundant green space, with access to Interstate 35 and State Highway 35. Built in 2021, Aura 36Hundred Apartments contains 356 apartment units, averaging 904 square feet, on 14.8 acres with a net rentable area of 321,659 square feet and 646 parking spaces. Aura 36Hundred features 228 one, 116 two, and 12 three bedroom apartment units. Aura 36Hundred Apartments also includes a resort style swimming pool, fitness centre, pet wash station and dog walk.

“Cielo Apartments”
(3499 Ranch Road 620 South, Austin, TX 78738)

Cielo Apartments is a collection of 26 two and three-story residential buildings. Located in Austin, Texas, Cielo Apartments offer close proximity to affluent single-family neighbourhoods and highly-rated schools, as a well as a short commute to local restaurants, shopping and entertainment. Cielo is near several employers such as Whole Foods, Dillard’s, Cinemark Theatre and more. Cielo is located next to Cielo II Apartments. Built in 2014, Cielo Apartments contains 326 apartment units, averaging 1,002 square feet, on 37.5 acres with a net rentable area of 326,674 square feet and 681 parking spaces. Cielo Apartments features 189 one, 131 two and 6 three bedroom apartment units. Cielo Apartments also includes a resort style swimming pool, fitness centre and business centre.

“Cielo II Apartments”
(3499 Ranch Road 620 South, Austin, TX 78738)

Cielo II Apartments (formerly Madrone Apartments) is a collection of eight three and four-story residential buildings. Located next to Cielo Apartments, Cielo II Apartments offer close proximity to affluent single-family neighbourhoods and highly-rated schools, as a well as a short commute to local restaurants, shopping and entertainment. Built in 2015, Cielo II Apartments contains 228 apartment units, averaging 995 square feet, on 40.9 acres with a net rentable area of 226,922 square feet and 378 parking spaces. Cielo II Apartments features 100 one, 100 two, and 28 three bedroom apartment units. Cielo II Apartments also includes a swimming pool, fitness centre and business centre.

“Retreat at Wolf Ranch Apartments”
(2323 Wolf Ranch Parkway, Georgetown, TX 78628)

Retreat at Wolf Ranch Apartments is a collection of 13 two and three-story residential buildings. Located in Georgetown, Texas, Retreat at Wolf Ranch Apartments offer close proximity to Southwestern University, Georgetown Art Center, Georgetown Palace Theatre, Grape Creek Winery, Williamson Museum and several schools. Retreat at Wolf Ranch is near Georgetown Town Square and many restaurants, and is a quick commute to several employers in the Austin MSA. Built in 2017, Retreat at Wolf Ranch Apartments contains 303 apartment units, averaging 921 square feet, on 19.67 acres with a net rentable area of 279,065 square feet and 574 parking spaces. Retreat at Wolf Ranch features 156 one, 120 two, and 27 three bedroom apartment units. Retreat at Wolf Ranch Apartments also includes a luxury swimming pool, fitness centre, outdoor grilling area and children’s playground.

“Markham at Lakeline Apartments”
(10500 Lakeline Mall Dr., Austin, TX 78717)

Markham at Lakeline Apartments is a collection of 57 two-story town home buildings. Located in Austin, Texas, Markham at Lakeline Apartments offer close proximity to Dell Computers, Apple Campus and Lakeline Mall. Markham at Lakeline is near Highway 45 and Parmer Lane, and is a quick commute to several employers in the Austin MSA. Built in 2014, Markham at Lakeline Apartments contains 374 apartment units, averaging 1,080 square feet, on 23.6 acres with a net rentable area of 404,042 square feet and 949 parking spaces. Markham at Lakeline features 214 one, 96 two, 32 three, and 32 four bedroom homes. Markham at Lakeline Apartments also includes a resort style swimming pool, splash park, fishing pond and package access.

Dallas, Texas

“The Venue Craig Ranch Apartments”
(4651 South Custer Road, McKinney, TX 75070)

The Venue Craig Ranch Apartments, constructed in 2017, is a collection of 17 buildings, including seven predominately four-story apartment buildings, a leasing office and clubhouse and nine ancillary buildings. The property’s 277 apartment units are made up of 98 one, 126 two and 53 three bedroom floorplans, averaging 1,063 square feet, on 20.4 acres with a net rentable area of 294,385 square feet and 571 parking spaces. It features attached garages, a large business center, gourmet kitchens featuring stainless steel appliances, spacious dog park, walk-in closets, resort-style swimming pool and modern fitness center.

“Auberry at Twin Creeks Apartments”
(705 Bray Central Drive, Allen, TX 75013)

Auberry at Twin Creeks Apartments is a collection of nine three-story residential buildings. Situated minutes from Sam Rayburn Tollway and US-75, Auberry at Twin Creeks offers a convenient location just north of the Dallas-Fort Worth MSA. Built in 2005, Auberry contains 216 apartment units, averaging 1,014 square feet, on 12.55 acres with a net rentable area of 219,000 square feet and 401 parking spaces. Auberry features 92 one, 108 two, and 16 three bedroom apartment units. Auberry also includes a resort style swimming pool, fitness centre, picnic area with grilling stations, community clubhouse and sports court.

“Aura Benbrook Apartments”
(301 Mercedes Street, Benbrook, TX 76126)

Aura Benbrook Apartments is a collection of 12 two to three-story residential buildings. Situated minutes from downtown Dallas-Fort Worth, Aura Benbrook offers a convenient location with connectivity via Interstate 20 and the Chisholm Trail Parkway, connecting residents to social districts, employment hubs and outdoor offerings. Built in 2020, Aura Benbrook contains 301 apartment units, averaging 948 square feet, on 17.9 acres with a net rentable area of 285,299 square feet and 542 parking spaces. Aura Benbrook Apartments features 177 one, 110 two, and 14 three bedroom apartment units. Aura Benbrook also includes a resort style swimming pool, corridor attached garages, a fitness centre, dog park and grilling station.

“Lakeway Castle Hills Apartments”
(1980 E State Hwy 121, Lewisville, TX 75056)

Lakeway Castle Hills Apartments is a collection of 6 three-story residential buildings. Situated minutes from Highway 121, Interstate 35, Lakeway Castle Hills offers a convenient location in the Dallas-Fort Worth MSA near urban necessities and entertainment, restaurants and shops and within the Lewisville Independent School District. Lakeway Castle Hills is also near the DFW International Airport. Built in 2019, Lakeway Castle Hills contains 276 apartment units, averaging 930 square feet, on 11.97 acres with a net rentable area of 256,808 square feet and 523 parking spaces. Lakeway Castle Hills features 182 one, 82 two, and 12 three bedroom apartment units. Lakeway Castle Hills also includes a resort style swimming pool, fitness centre, clubhouse, business centre and outdoor grilling space.

“Bridgeport Apartments”
(5440 Jim Miller Road, Dallas, TX 75227)

Bridgeport Apartments is a collection of 15 two and three-story residential buildings. Located minutes from Interstate 30 in Dallas, Texas, Bridgeport Apartments conveniently sits on North Jim Miller Road, close to a number of major highways. The Dallas-Fort Worth MSA is the fourth largest in the United States by population. Built in 1984, Bridgeport contains 312 apartment units, averaging 741 square feet, on 10.07 acres with a net rentable area of 231,086 square feet and 499 parking spaces. Bridgeport Apartments feature 216 one and 96 two bedroom apartment units. Bridgeport Apartments also includes a swimming pool.

“Hangar 19 Apartments”
(14251 FAA Blvd., Fort Worth, TX 76155)

Hangar 19 Apartments is a collection of five three-story residential buildings. Hangar 19 Apartments is conveniently located near the intersection of Highways 183 and 360 and is centered directly between Fort Worth and Dallas. Built in 2020, Hangar 19 Apartments contains 351 apartment units, averaging 926 square feet, on 13.5 acres with a net rentable area of 324,945 square feet and 460 parking spaces. Hangar 19 Apartments features 227 one, 109 two, and 15 three bedroom apartment units. Hangar 19 also includes a saltwater swimming pool, fitness centre, corridor access garages, package locker system, pet wash and dog walk, bike storage and private office workspaces.

“Palermo by the Park Apartments”
(1750 FM 423, Frisco, TX 75033)

Palermo by the Park Apartments is a collection of 12 one to five-story residential buildings. Palermo by the Park Apartments is conveniently located in Frisco providing convenient access to major employment nodes via Farm to Market 423 and Dallas North Tollway. Built in 2014, Palermo by the Park Apartments contains 384 apartment units, averaging 958 square feet, on 19.1 acres with a net rentable area of 368,048 square feet and 761 parking spaces. Palermo by the Park Apartments features 240 one, 96 two, 24 three, and 24 four bedroom apartment units. Palermo by the Park also includes an infinity edge saltwater swimming pool, fitness centre, jetted tubs, dog park, pet care center and reserved covered parking.

“Riverhill Apartments”
(2775 North State Highway 260 Service Road East, Grand Prairie, TX 75050)

Riverhill Apartments is a collection of four four-story and 11 three-story apartment buildings. Located in Grand Prairie, Texas and near Highway 360, Riverhill Apartments are centrally located between the cities of Dallas and Fort-Worth, just south of DFW International Airport, and the headquarters of American Airlines. Built in 1995, Riverhill Apartments contains 334 apartment units, averaging 890 square feet, on 16 acres with a net rentable area of 297,214 square feet 386 surface spaces, 148 carports and 132 attached/detached garages. Riverhill Apartments features 178 one, 144 two and 12 three bedroom apartment units. Riverhill Apartments also includes a swimming pool, fitness centre and community clubhouse.

“Satori Frisco Apartments”
(11900 Research Rd, Frisco, TX 75033)

Satori Frisco Apartments is a collection of five four-story and three-story apartment buildings. Located in Frisco, Texas off West Eldorado Parkway, Satori Frisco Apartments are centrally located in Frisco, minutes from the Dallas North Tollway and in close proximity to schools and employers such as Collin College, Frisco ISD, Baylor Scott & White Medical Center and Oracle. Built in 2019, Satori Frisco Apartments contains 330 apartment units, averaging 1,015 square feet, on 18.92 acres with a net rentable area of 334,791 square feet 693 surface spaces. Of the total parking provided, 42 spaces are within 42 private, one-car, tuck under garages. The remaining spaces are open surface spaces. Satori Frisco Apartments features 135 one, 157 two and 38 three bedroom apartment units. Satori Frisco Apartments also includes a saltwater swimming pool, fitness centre, conference room, cinema theatre and dog park.

“Vale Frisco Apartments”
(12050 Research Road, Frisco, TX 75033)

Vale Frisco Apartments is a collection of four four-story residential buildings. Vale Frisco Apartments is conveniently located in the sought-after Panther Creek neighbourhood of Frisco, Texas with close proximity to shopping, dining and entertainment, including Parkway Towne Crossing, Eldorado Marketplace, Frisco Square, The Shops at Legacy, Toyota Stadium and Dr. Pepper Arena. Vale Frisco residents are also close to schools and employers such as Collin College, Baylor Scott & White Medical Center and Oracle. Built in 2021, Vale Frisco Apartments contains 349 apartment units, averaging 1,036 square feet, on 11.5 acres with a net rentable area of 361,597 square feet and 738 parking spaces. Vale Frisco Apartments features 122 one, 188 two, and 39 three bedroom apartment units. Vale Frisco also includes a resort style swimming pool, fitness centre, gaming lounge, theatre room, yoga studio, dog park and outdoor grilling areas.

“Wimberly Apartments”
(4141 Horizon North Parkway, Dallas, TX 75287)

Wimberly Apartments is a collection of 18 three-story residential buildings. Situated minutes from President George Bush Turnpike, Wimberly Apartments is a short commute to downtown Dallas and Plano, where local employers include Toyota, PepsiCo and Capital One, and is minutes from Granite Office Park, Presbyterian Hospital and Baylor Regional Medical Centre. Built in 1995, Wimberly Apartments contains 372 apartment units, averaging 921 square feet, on 16.8 acres with a net rentable area of 342,580 square feet and 613 parking spaces. Wimberly Apartments features 210 one, 144 two and 18 three bedroom apartment units. Wimberly Apartments also includes a resort style swimming pool, fitness centre and outdoor grilling stations.

Houston, Texas

“Adley at Gleannloch Apartments”
(9123 Crescent Clover Drive, Spring, TX 77379)

Adley at Gleannloch Apartments is a collection of two four-story residential buildings. Adley at Gleannloch Apartments is conveniently located in the heart of Spring’s Gleannloch Farms neighbourhood near shopping districts, entertainment venues, and restaurants, including Grand Parkway Marketplace, Gleannloch Pines Golf Club and Hurricane Harbor. Built in 2019, Adley at Gleannloch Apartments contains 260 apartment units, averaging 1,009 square feet, on 10.9 acres with a net rentable area of 262,248 square feet and 491 parking spaces. Adley at Gleannloch Apartments features 112 one, 126 two, and 22 three bedroom apartment units. Adley at Gleannloch also includes a resort style swimming pool, fitness centre, outdoor kitchens, a cinema theatre, fenced playground and business center.

“Alleia Long Meadow Farms”
(5600 Berkeley Knoll Circle, Richmond, TX 77380)

Alleia Long Meadow Farms is a collection of 20 two and three-story residential buildings. Alleia Long Meadow Farms is conveniently located along the Grand Parkway (SH-99). Built in 2020, Alleia Long Meadow Farms contains 400 apartment units, averaging 1,080 square feet, on 22.5 acres with a net rentable area of 432,022 square feet and 492 parking spaces. Alleia Long Meadow Farms features 182 one, 182 two, and 36 three bedroom apartment units. Alleia Long Meadow Farms also includes a resort style swimming pool, fitness centre, outdoor kitchens, a dog park, car care center and bike repair center.

“The Falls at Borough Park”
(25455 Borough Park Drive, Spring, TX 77380)

The Falls at Borough Park is a collection of 10 three-story garden-style residential buildings. Centrally located minutes from North Interstate 45, Hardy Toll Road and The Grand Parkway, The Falls at Borough Park is 30 minutes from downtown Houston. Built in 2003, The Falls at Borough Park contains 200 apartment units, averaging 868 square feet, on 8.78 acres with a net rentable area of 173,560 square feet and 311 parking spaces including covered and garage spaces. The Falls at Borough Park features 92 one, 84 two and 24 three bedroom apartment units. The Falls at Borough Park also a swimming pool, a fitness centre and a community clubhouse.

“The Lakes at the Westview I & II”
(1900 Westview Boulevard, Conroe, TX 77304)

The Lakes at the Westview I & II are a collection of 18 three-story garden-style residential buildings. The Lakes at the Westview are located in the heart of Conroe, Texas, near Interstate 45 and 30 minutes from downtown Houston. Built in 2005 and 2009, respectively, The Lakes at the Westview I & II collectively contain 356 apartment units, averaging 875 and 870 square feet, respectively, on a collective 20.34 acres with a net rentable area of 310,344 square feet and 662 parking spaces including covered and garage spaces. The Lakes at the Westview I & II feature 170 one, 155 two, and 31 three bedroom apartment units. The Lakes at the Westview I & II also include a swimming pool, fitness centres and a community clubhouse.

“Satori at Long Meadow Apartments”
(5830 Meadow Ranch Parkway, Richmond, TX 77407)

Satori at Long Meadow Apartments is a collection of four two-story residential buildings. Satori at Long Meadow Apartments is located minutes from the Grand Parkway and Westpark Tollways in Fort Bend County, offering residents easy access to shopping centres, restaurants and entertainment venues. Built in 2019, Satori contains 300 apartment units, averaging 1,167 square feet, on 20.70 acres with a net rentable area of 350,245 square feet and 814 parking spaces. Satori features 120 one, 120 two, and 60 three bedroom apartment units. Satori also includes a swimming pool, fitness centres and dog park.

“Vale Luxury Apartments”
(4209 Spring Stuebner Rd, Spring, TX 77389)

Vale Luxury Apartments is a collection of 37 two-story residential buildings. Vale Luxury Apartments is located near The Woodlands and in close proximity to shopping, dining and entertainment venues. Vale Luxury Apartments is a close drive to Interstate 45, Grand Parkway and many schools and employers. Built in 2020, Vale Luxury Apartments contains 350 apartment units, averaging 1,165 square feet, on 25.51 acres with a net rentable area of 407,800 square feet, 319 open surface parking spaces and 351 garages. Vale Luxury Apartments features 140 one, 141 two, and 69 three bedroom apartment units. Vale Luxury Apartments also include a saltwater swimming pool, fitness centre, outside grilling area, cinema theatre and dog park.

“Volterra at Westlake Apartments”
(2219 Greenhouse Road, Houston, TX 77084)

Volterra at Westlake is a collection of four three-story garden-style residential buildings. Located in Houston, Texas, Volterra at Westlake is near Houston’s energy corridor and is close to many Fortune 500 companies. Additionally, Volterra at Westlake is within an award-winning school district and close proximity to an entertainment complex and shopping mall. Built in 2014, Volterra at Westlake contains 370 apartment units, averaging 884 square feet, on 11.9 acres with a net rentable area of 327,039 square feet and 605 total surface parking spaces including 72 detached garages. Volterra at Westlake features 228 one, 126 two and 16 three bedroom apartment units. Volterra at Westlake also includes a resort-style swimming pool, fitness centre, community clubhouse and dog park.

Arkansas

Little Rock, Arkansas

“Markham Oaks”
(8118 West Markham, Little Rock, AR 72205)

Markham Oaks is a collection of four two-story garden-style residential buildings. Markham Oaks is centrally located off West Markham Road in the heart of Little Rock, Arkansas. Markham Oaks is surrounded by major highways such as Interstate 430, Interstate 630 and Interstate 30. Built in 1969, Markham Oaks contains 52 apartment units, averaging 870 square feet, on 3.39 acres with a net rentable area of 45,220 square feet and 94 parking spaces. Markham Oaks features eight one and 44 two bedroom apartment units. Markham Oaks also includes a swimming pool.

“Wimbledon Green”
(1 Wimbledon Green Circle, Little Rock, AR 72210)

Wimbledon Green is a collection of eight two-story garden-style residential buildings. Located in the Otter Creek neighborhood, Wimbledon Green is close to Interstate 430, Interstate 30 and Stagecoach Road. Built in 2005, Wimbledon Green contains 96 apartment units, averaging 915 square feet, on 6.49 acres with a net rentable area of 87,872 square feet and 160 parking spaces. Wimbledon Green features 32 one and 64 two bedroom apartment units. Wimbledon Green also includes a swimming pool, a fitness centre and a clubhouse.

“Wimbledon Green II”

(13600 Wimbledon Loop, Little Rock, AR 72210)

On May 9, 2019, the REIT announced that a second phase of the Wimbledon Green property was under construction. The development was completed in June 2020. Wimbledon Green II is a collection of 12 two-story and three-story garden-style residential buildings. Located adjacent to Wimbledon Green in the Otter Creek neighborhood. Wimbledon Green contains 156 apartment units, averaging 823 square feet, on 6.74 acres with a net rentable area of 128,388 square feet and 253 parking spaces. Wimbledon Green II features 102 one and 54 two bedroom apartment units.

Oklahoma

Oklahoma City, Oklahoma

“Bluff Creek”
(5757 West Hefner Road, Oklahoma City, OK 73162)

Bluff Creek is a collection of 13 two-story garden-style residential buildings. Bluff Creek is located at the intersection of W Hefner Road and N MacArthur Boulevard in north Oklahoma. Lake Hefner lies to the south of Bluff Creek, providing outdoor entertainment with fishing, boating and an East Wharf restaurant area. Additionally, Bluff Creek is close to the John Kilpatrick Turnpike, the Northwest Expressway and Interstate 40, with downtown Oklahoma City 20 minutes away. Built in 1984, Bluff Creek contains 316 apartment units, averaging 760 square feet, on 9.55 acres with a net rentable area of 240,204 square feet and 500 parking spaces. Bluff Creek features 216 one and 100 two bedroom apartment units. Bluff Creek also includes a swimming pool, a fitness centre and a volleyball court.

“Brandon Place”
(5757 West Hefner Road, Oklahoma City, OK 73162)

Brandon Place is a collection of 17 two-story garden-style residential buildings. Brandon Place is located directly off John Kilpatrick Turnpike in north Oklahoma. Gaillardia Country Club and Martin Park Nature Center are located just East of Brandon Place providing plenty of outdoor entertainment while abundant shopping can be found just South on the Northwest Expressway. Additionally, Brandon Place features convenient access to the John Kilpatrick Turnpike, the Northwest Expressway and Interstate 40, with downtown Oklahoma City 20 minutes away. Built in 2011, Brandon Place contains 200 apartment units, averaging 1,031 square feet, on 12.72 acres with a net rentable area of 206,143 square feet and 251 parking spaces. Brandon Place features 91 one, 88 two, and 21 three bedroom apartment units. Brandon Place also includes a swimming pool, a fitness centre and a community clubhouse.

“Westwood Park”
(1836 West Robinson Avenue, Norman, OK 73069)

Westwood Park is a collection of 30 two-story garden-style residential buildings. Westwood Park is located in Norman, one hour south of Oklahoma City, and is home to The University of Oklahoma. Nearby Oklahoma City are headquarters for many major employers and large corporations including Chesapeake Energy and Integris Health. Built in 1971, Westwood Park contains 257 apartment units, averaging 903 square feet, on 11.91 acres with a net rentable area of 232,083 square feet and 430 parking spaces. Westwood Park features 128 one, 105 two and 24 three bedroom apartment units. Westwood Park also includes a swimming pool, a fitness centre and a community clubhouse.

“Woodrun Village”

(11501 Lochwood Drive, Yukon, OK 73099)

Woodrun Village is a collection of 13 two-story garden-style residential buildings. Woodrun Village is located in Yukon, 20 minutes west of Oklahoma City, and is home to The Czech Hall. Nearby Oklahoma City are headquarters for many major employers and large corporations including Chesapeake Energy and Integris Health. Built in 1985, Woodrun Village contains 192 apartment units, averaging 625 square feet, on 8.41 acres with a net rentable area of 120,000 square feet and 381 parking spaces. Woodrun Village features 144 one and 48 two bedroom apartment units. Woodrun Village also includes a swimming pool, a fitness centre, a community clubhouse and a volleyball court.

Objectives, Growth Strategy & Industry Outlook

Objectives

The objectives of the REIT are to:

(i)	provide Unitholders with an opportunity to invest in a portfolio of quality multifamily real estate properties located in attractive U.S. markets having employment and population growth as well as diverse economies including industry, government and education, with a particular focus on the Sunbelt region;

(ii)	enhance the value of the REIT’s assets and maximize long-term Unit value through active internal asset and property management programs and procedures;

(iii)	expand the asset base of the REIT and increase the REIT’s AFFO per Unit and NAV per Unit primarily through acquisitions in attractive growth markets and improvement of its properties using targeted capital expenditures; and

(iv)	provide Unitholders with predictable, sustainable, growing and tax efficient cash distributions.

Growth Strategy

The REIT believes it is well positioned to execute on a balanced growth strategy through both organic and external growth initiatives.

Organic Growth Strategy

In addition to the organic growth expected from favourable economic and demographic fundamentals within its existing markets, as described below under “Industry Outlook”, the REIT believes its portfolio of properties provides opportunities for embedded growth and value enhancement initiatives, including the following:

•	Value-Enhancing Initiatives. As a result of its capital redevelopment program, management has gained extensive experience in executing value-enhancing renovations and will continue to evaluate the current portfolio for opportunities for rent growth associated with this program. The REIT utilizes the capital redevelopment program to update properties to market expectations and to seek growth from value-enhancing initiatives such as the addition of smart home technology, extended yards, washers and dryers and custom closets. BSR Trust, LLC has historically targeted unleveraged returns greater than 10% for its value-enhancing initiatives.

•	Ancillary Income Initiatives. The REIT’s ownership and management of multifamily communities provide it with access to a tenant base that allows the REIT to offer and deliver additional amenity based services, thereby increasing occupancy and rents, while also generating incremental revenue. In that respect, the REIT levers its platform’s capabilities to provide ancillary services and offerings to its residents to increase non-rental revenue generated from its tenant base. Examples of such services include resident liability insurance and other services generated through its wholly-owned captive insurance company, credit builder services, exclusive cable/internet marketing arrangements and bulk internet initiatives.

External Growth Strategy

The REIT intends to continue to pursue a disciplined external growth strategy through investing in high quality multifamily communities in its Austin, Dallas and Houston markets, as well as exploring opportunities in other Sunbelt markets as appropriate. As an established regional owner and operator of multifamily communities, the REIT expects to leverage its concentrated regional scale and internalized management platform to make acquisitions primarily in the high growth markets within the Sunbelt region consistent with its proven acquisition strategy. The REIT’s internal management platform is highly scalable given the REIT’s ability to acquire properties while lowering G&A as a percentage of total assets. The REIT’s acquisitions to-date reflect its strategy of acquiring modern properties, clustered in target markets with above average population growth. These properties were either purchased at an attractive return or have potential for capital redevelopment or operating enhancements using the REIT’s platform. The REIT will continue to seek acquisition targets in high growth markets, such as the above-mentioned markets in Texas.

In addition, the REIT will continue to opportunistically review its portfolio with the goal of recycling capital to maximize total Unitholder returns, by selling non-core properties that no longer meet the long-term growth strategy. The REIT has sold 39 properties since the IPO. These sales crystallized the benefits of the upgrades on these assets, allowing the REIT to redeploy capital to properties in high growth markets where it can maximize the platform’s capabilities, consistent with the REIT’s acquisition strategy. The REIT’s current growth strategy includes acquiring more modern properties, clustered in target markets with above average population growth with a potential for higher rent.

Since the IPO, the current portfolio’s weighted average age has declined to 14 years old from 29 years as of May 18, 2018, which is attributable to the nature of acquisitions and dispositions subsequent to the IPO. The REIT’s 23 acquisitions following the IPO total 7,243 apartment units with an average year built of 2015 (9 years old), compared to the 39 dispositions to-date which total 8,136 apartment units with a weighted average year built of 1990 (34 years old). The REIT’s capital recycling program was substantially completed in 2021.

During the REIT’s capital recycling program referenced above, the cap rate spreads between larger and smaller markets were among the narrowest in the past 15 years. As a result, the REIT took advantage of this opportunity to recycle capital from non-core assets into larger markets with high growth potential while at the same time improving the average age of the portfolio. The REIT will continue to review the current portfolio for capital recycling opportunities which create long term value for unitholders.

Management maintains extensive experience in executing value-enhancing renovations and will continue to evaluate the current portfolio and potential acquisitions for opportunities to perform redevelopment activities with the appropriate returns. However, the REIT will continue to consider acquisitions of newer properties in growth markets if market conditions permit.

Industry Outlook

Management believes characteristics of and trends in the United States multifamily sector suggest this market offers an attractive investment. These trends include, but are not limited to, (i) generally balanced supply and demand fundamentals driven by demographics and declining homeownership rates, (ii) compelling population, demographic and job growth characteristics in the U.S., particularly in the Sunbelt region markets where the properties are located, (iii) large multifamily transaction volume and external growth opportunities in the U.S., (iv) an absence of rent control policies in the REIT’s markets, (v) regulatory frameworks that tend to be more landlord-friendly and (vi) the development of significant new product and repurposing of older product. Together, these factors suggest to the REIT’s management that U.S. multifamily assets, and in particular those located in the REIT’s key target markets, may experience stronger cash flow growth and property value appreciation.

Compared to other real estate sectors, the shorter lease durations of the multifamily sector can provide a natural hedge against inflation. Unprecedented demand for housing in 2021, coupled with favourable low cost of financing, drove a wave of development resulting in an increase in new deliveries in the second half of 2023 and in 2024. However, migration continues into the REIT’s primary markets, from the east and west coasts of the United States, and the new supply is anticipated to be absorbed in the second half of 2025 and in 2026. The pace of new development slowed as interest rates rose in 2023, and the resulting slowdown in deliverables is expected to render additional rent growth in 2026 and 2027. In addition, annual rent as a percentage of median household income in the United States is 35.3%. Annual rent as a percentage of median household income in the REIT’s core markets averages less than 25.0%.

Favourable economic and demographic trends in the United States continue to drive positive fundamentals within the multifamily sector. Key growth drivers in the sector include (i) strong population and employment growth, (ii) depressed homeownership rates, particularly within the middle income demographic, and (iii) steadily increasing household formation. Management believes that these trends, as highlighted in greater detail below, will continue to drive strong multifamily performance and support further growth in the REIT’s target markets.

•	U.S. Population Growth. Millennials, who comprise a significant portion of the U.S. population, have shown a propensity to rent, as renting allows for a more flexible mobile lifestyle, saving both time and money as they form a household. Furthermore, the rental option bodes well for this segment, as well as generation Z behind them, given the high levels of student debt these generations carry. The willingness, and often the necessity, to rent as opposed to purchase homes continues to increase as lending standards tighten and student loan debt rises, hindering recent young graduates’ ability to qualify for additional mortgage debt.

•	U.S. Employment Growth. The U.S. economy has continued to grow. According to the United States Bureau of Labor Statistics, as of December 2024, the national unemployment rate stood at 4.1%.

•	Homeownership Rate. The overall U.S. homeownership rate has declined from its peak in 2004. A key contributor to this downward trend has been the tightening in mortgage underwriting standards, which has hindered the ability of prospective homebuyers to obtain financing. Despite tightened lending standards, U.S. home prices have recovered nearly all of the ground lost during the U.S. housing market crash of 2008. As a result, home ownership is priced out of reach for many prospective middle income home buyers, as they are unable to accumulate sufficient cash required for a down payment. The decrease in homeownership rates has been reflected in a steady decline in vacancy rates for rental properties.

•	Increasing Household Formations. The pace of household formations in the United States continues to show signs of strength. Research estimates forecast that the average household size by number of people will continue to decline, further supporting an expected increase in the number of households formed.

Debt Strategy and Indebtedness

Debt Strategy

The REIT seeks to maintain a debt profile consisting of various sources of low cost capital, including debt from regional and national banks, government-sponsored entities such as Fannie Mae and Freddie Mac, and publicly issued bonds.

As of December 31, 2024, the REIT’s Debt totaled approximately $787.5 million of secured mortgage loans and credit facilities and $41.8 million of 2025 Convertible Debentures, implying a Debt to Gross Book Value Ratio of approximately 46.5%. The 2025 Convertible Debentures were redeemed on January 3, 2025, which was financed using the Credit Facility. Management intends to continue to target and maintain a Debt to Gross Book Value Ratio below the fiftieth percentile to maximize returns while minimizing leverage risk.

The REIT has a weighted average term to maturity of all principal payments of 3.0 years. In connection with the REIT’s interest rate swaps (noted below), as of December 31, 2024, 100% of the REIT’s debt was fixed or economically hedged to fixed rates. Inclusive of the swap which is effective on February 2, 2025, as well as loans and borrowings activity subsequent to December 31, 2024, 100% of the REIT’s debt is comprised of fixed rate or economically hedged to fixed rate debt as of this report date at a contractual interest rate of 3.8%, which mitigates the REIT’s exposure to interest rate risk in a rising interest rate environment.

Interest Rate Swaps

The REIT maintains an interest rate risk management strategy that uses interest rate swap derivative instruments to minimize significant unanticipated earnings fluctuations caused by interest rate volatility. The REIT has entered into interest rate swap agreements related to the Credit Facility. These swaps are utilized to manage interest rate exposure over the period of the interest rate swaps.

The REIT has entered into eight receive-variables based on various USD-SOFR/pay fixed interest rate swap on notional values of:

•	$150 million at a fixed rate of 2.16%, which began on September 1, 2022 and matures on August 31, 2029, subject to the counterparty’s optional early termination date of July 3, 2025.

•	$65 million at a fixed rate of 2.09%. The swap began on January 3, 2023 and matures on July 27, 2029, subject to the counterparty’s optional early termination date of July 3, 2026.

•	$80 million at a fixed rate of 1.83%. The swap began on June 10, 2024 and matures on April 26, 2030, subject to the counterparty’s optional early termination date of June 10, 2025.

•	$50 million at a fixed rate of 2.25%. The swap began on October 1, 2024 and matures on July 1, 2031, subject to the counterparty’s optional early termination date of February 1, 2027.

•	$60 million at a fixed rate of 3.48%. The swap began on January 2, 2024 and was amended on May 15, 2024 to revise the fixed rate from 3.54% to 3.48% and to extend the maturity and counterparty’s optional termination dates by one year to July 1, 2032 and January 2, 2026, respectively.

•	$105 million swap at a fixed rate of 3.27%. The swap began on June 18, 2024 and was an amendment to the prior 3.27% $65 million and 3.18% $40 million swaps by blending them into a $105 million swap and extending the maturity and counterparty optional termination dates by approximately one year, to July 1, 2032 and January 2, 2026, respectively.

•	$42 million at a fixed rate of 3.13%. The swap was effective February 3, 2025 and matures on February 1, 2030, subject to the counterparty’s optional early termination date of February 2, 2026.

Debt Maturity Schedule

The following table sets out the REIT’s debt maturity schedule as of December 31, 2024 (in $000s).

Year	Principal Payments During Period	Principal Repayments on Maturity	Total	% of Total Principal	Weighted Average Interest Rate(1)
2025	$1,981	$47,971	$49,952	6.3%	5.0%
2026	$987	$521,735	$522,722	66.1%	5.0%
2027	$870	–	$870	0.1%	3.3%
2028	$902	$118,690	$119,592	15.1%	3.3%
2029	$934	$26,900	$27,834	3.5%	3.5%
Thereafter	$34,487	$35,748	$70,235	8.9%	3.6%
Total	$40,161	$751,044	$791,205	100%	4.4%

Notes:

(1)	The weighted average interest rates above exclude the impact of interest rate swaps.

Revolving Credit Facility

BSR Trust, LLC is party to the senior secured Credit Facility. The Credit Facility was amended on December 10, 2021 to increase the maximum limit of the facility to $500 million.

The interest rate on the Credit Facility is variable and equal to (i) if BSR Trust, LLC’s leverage ratio is less than 40%, Adjusted Term SOFR plus a margin of 145 basis points or the Base Rate plus 45 basis points, (ii) if BSR Trust, LLC’s leverage ratio is between 40% to 45%, Adjusted Term SOFR plus 155 basis points or the Base Rate plus 55 basis points, (iii) if BSR Trust, LLC’s leverage ratio is between 45% to 50%, Adjusted Term SOFR plus 165 basis points or the Base Rate plus 65 basis points, (iv) if BSR Trust, LLC’s leverage ratio is between 50% to 55%, Adjusted Term SOFR plus 175 basis points or the Base Rate plus 75 basis points, or (v) if BSR Trust, LLC’s leverage ratio is greater than 55%, Adjusted Term SOFR plus 190 basis points or the Base Rate plus 90 basis points. The Credit Facility is used to fund the REIT’s short-term and long-term liquidity needs and to refinance existing mortgages and for general corporate purposes, including working capital, acquisitions, monthly distributions and the REIT’s capital redevelopment program.

The Credit Facility’s covenants include the following: (i) maximum total leverage ratio of 65%, (ii) minimum fixed charge coverage ratio of 1.5x, (iii) minimum tangible net worth of at least $766,926,000, plus 80% of the net proceeds generated by any equity offerings or issuance of stock equivalents or operating partnership units after June 30, 2021, and (iv) maximum FFO payout ratio of 95%.

On June 9, 2023 the Credit Facility maturity was extended to September 30, 2026. The Credit Facility is secured by separate mortgages encumbering the following properties: Bluff Creek, Bridgeport, Aura Benbrook, Palermo by the Park, Markham at Lakeline, Falls at Borough Park, Lakeway Castle Hills, Satori Frisco, Satori at Long Meadow, Volterra at Westlake, Westwood Park and Wimbledon Green I & II.

The maximum available under the Credit Facility as of December 31, 2024 was $500 million. As of December 31, 2024, there was $295.2 million drawn on the Credit Facility.

All financial metrics described in this section shall have the meanings given to them in the Credit Facility. As of the date of this Annual Information Form, the REIT was in compliance with all covenants in the Credit Facility.

Mortgage Debt Composition

As of December 31, 2024, the REIT’s mortgage debt principal payments had a weighted average term of 3.8 years and a weighted average contractual interest rate of 3.5%. Only 6.3% of the REIT’s total mortgage principal payments are due before the year 2026. As of December 31, 2024, of the REIT’s mortgage debt, 100% of all loans and borrowings were fixed or economically hedged to fixed rates. As of December 31, 2024, the REIT had 16 properties encumbered by mortgage loans.

Encumbered Property List

In addition to the property mortgages securing the Credit Facility noted above, the following table sets out the remainder of the REIT’s mortgage-encumbered properties as of December 31, 2024:

Property	Estimated Principal Balance as of December 31, 2024 ($000s)	Interest Rate(1) (%)	Maturity Date
Adley at Gleannloch	$23,807	5.6%	11-Dec-26
Alleia	$43,164	5.6%	11-Dec-26
Ariza Plum Creek	$35,750	3.4%	1-Apr-30
Auberry	$18,454	3.6%	1-Apr-25
Aura 35Fifty	$38,723	6.9%	28-Jul-26
Aura 36Hundred	$50,563	5.6%	11-Dec-26
Brandon Place	$17,110	4.0%	1-Feb-53
Cielo I	$74,243	2.7%	1-Aug-28
Lakes at Westview I	$7,621	3.5%	1-Sep-56
Lakes at Westview II	$14,111	3.2%	1-Sep-51
Riverhill	$26,900	4.4%	1-Feb-29
Vale Frisco	$42,467	5.6%	11-Dec-26
Vale Luxury	$28,760	2.4%	15-Mar-26
Wimberly	$29,906	4.0%	1-Jun-25
Wolf Ranch	$35,191	2.7%	31-Aug-28
Woodrun Village	$9,256	4.5%	1-Apr-28
Total	$496,026	4.3%

Notes:

(1)	The interest rates above exclude the impact of interest rate swaps.

Risk Factors

The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT. Described below are certain risks that could materially affect the REIT and the value of the Units. Other risks and uncertainties that the REIT does not presently consider to be material, or of which the REIT is not presently aware, may become important factors that affect the REIT’s future financial condition and results of operations. The occurrence of any of the risks discussed below could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the REIT to make cash distributions to Unitholders or value of the Units of the REIT.

Risk Factors Related to the Real Estate Industry

Real Property Ownership and Revenue Risks

Investing in real estate exposes the REIT to a high degree of risk. There is no assurance that the operations of the REIT will be profitable or that cash from operations will be available to make distributions to Unitholders. Because real estate, like many other types of long-term investments, experiences significant fluctuations and cycles in value, specific market conditions may result in occasional or permanent reductions in the value of the REIT’s portfolio. Further, the REIT may buy and/or sell properties at less than optimal times. By specialising in a particular type of real estate, the REIT is exposed to adverse effects on that segment of the real estate market and does not benefit from a diversification of its portfolio by property type. The REIT’s revenues as well as the marketability and value of the portfolio will depend on many factors beyond the control of the REIT, including, without limitation: (i) changes in general economic conditions (such as the availability, terms and cost of mortgage financings and other types of credit); (ii) local economic conditions (such as business layoffs, industry slowdowns, changing demographics, neighbourhood characteristics and other factors); (iii) local real estate conditions (such as an oversupply of properties or a reduction in demand for real estate in the area); (iv) changes in occupancy rates; (v) the attractiveness of properties to potential residents or purchasers; (vi) competition with other landlords with similar available space and competition from prospective buyers for, and sellers of, other similar properties; (vii) the ability of the REIT to provide adequate maintenance at competitive costs; (viii) the promulgation and enforcement of governmental regulations relating to land-use and zoning restrictions, environmental protection and occupational safety; (ix) changes in governmental rules and fiscal policies; (x) the financial condition of residents, buyers and sellers of property; (xi) changes in real estate tax rates and other operating expenses; (xii) changes in interest rates and in the availability, cost and terms of financing; (xiii) the imposition of rent controls; (xiv) energy and supply shortages; (xv) various uninsured or uninsurable risks; (xvi) civil unrest; (xvii) acts of God and natural disasters; (xviii) climate change; and (xix) acts of war or terrorism. In the event that any of the REIT’s properties experience any of the foregoing events or occurrences, the value of, and return on, such investments would be negatively impacted.

There can be no assurance of profitable operations because the costs of operating the portfolio, including debt service, may exceed gross rental income therefrom, particularly since certain expenses related to real estate, such as property taxes, utility costs, maintenance costs and insurance, tend to increase even if there is a decrease in the REIT’s income from such investments. There is also no assurance that there will be a ready market for the sale of the portfolio because, as outlined below, investments in real estate generally are not liquid.

The success of the REIT depends on the availability of, and the degree of competition for, attractive investments. The REIT’s operating results depend on the availability of, as well as the ability of management to identify, consummate, manage and realize, attractive real estate investment opportunities. It may take considerable time for the REIT to identify and consummate appropriate investments. No assurance can be given that the REIT will be successful in identifying and consummating future investments which satisfy the REIT’s rate of return objective or that such investments, once consummated, will perform as expected. The REIT is engaged in a competitive business and competes for attractive investments with existing real estate investment funds and other funds formed in the future with similar investment objectives. These factors may affect the REIT’s ability to make investments in the future.

Rental Income Risks

The REIT’s properties generate income primarily through rent payments made by residents. Upon the expiry of any lease, there can be no assurance that the lease will be renewed, the resident replaced or the rental rate will increase for a number of reasons. Furthermore, the terms of any subsequent lease may be less favourable than the existing lease. The REIT’s cash flows and financial position would be materially adversely affected if its residents were to become unable to meet their obligations under their leases or if significant available space in the REIT’s properties was not able to be leased on economically favourable lease terms. In the event of default by a resident, the REIT may experience delays or limitations in enforcing its rights as lessor and incur substantial costs in protecting its investment. Furthermore, at any time, a resident may seek the protection of bankruptcy, insolvency or similar laws which could result in the rejection and termination of the lease by the resident and, thereby, cause a reduction in the REIT’s cash flows, financial condition and results of operations and its ability to make distributions to Unitholders.

Additionally, due to changing trends in the design of the types of properties owned by the REIT, it is possible that the REIT’s properties will be less desirable than newer multifamily properties developed by competitors. This, in turn, would affect the ability of the REIT to renew its leases with existing residents and, in the event that such leases are not renewed, to rent unleased units.

The short-term nature of residential resident leases exposes the REIT to the effects of declining market rent, which could materially adversely affect the REIT’s results from operations and ability to make distributions to Unitholders. Most of the REIT’s residential resident leases are for a term of one year or less. Because the REIT’s residential resident leases generally permit residents to leave at the end of their lease term without any penalty, the REIT’s rental revenue may be materially adversely affected by declines in market rents more quickly than if such leases were for longer terms.

Substitutions for Residential Rental Units

Demand for the REIT’s residential rental properties is impacted by and inversely related to the relative cost of home ownership. The cost of home ownership depends upon, among other things, interest rates offered by financial institutions on mortgages and similar home financing transactions. Interest rates offered by financial institutions for financing home ownership had been at historically low levels, but rose significantly in 2022 and 2023, before decreasing again in 2024. If the interest rates offered by financial institutions for home ownership financing decrease further in the future, demand for rental properties may be adversely affected. Additionally, the Southeastern United States has experienced historically high levels of foreclosures on single family homes, which has increased the supply of single family homes available for purchase or rental and may adversely affect demand for multifamily rental properties. A reduction in the demand for multifamily rental properties may have a material adverse effect on the REIT’s ability to lease apartment units in its properties and on the rents charged. This, in turn, may have a material adverse effect on the REIT’s business, cash flow, financial condition and results of operations and ability to make distributions to Unitholders.

Competition

The REIT competes with other investors, managers and owners of properties in seeking residents and for the purchase of desirable real estate properties. The average age of the REIT’s properties is 14 years (based on the year built or year renovated, as applicable). Some of the multifamily properties of the REIT’s competitors are newer, better located or better capitalized than the REIT’s properties. Certain of these competitors may have greater financial and other resources and greater operating flexibility than the REIT. Those entities may be able to use higher leverage than the REIT is permitted to use and/or accept more risk than the REIT can prudently manage. The existence of competing managers and owners could have a material adverse effect on the REIT’s ability to lease space and on the rents the REIT is able to charge and could materially adversely affect revenues and the REIT’s ability to meet its obligations. In addition, such competition could have an adverse effect on property values in the markets in which the investments are located. Competition generally reduces the number of suitable investment opportunities available to the REIT and increases the bargaining power of property owners seeking to sell. Furthermore, the number of entities and the funds competing for suitable multifamily properties may increase. This will result in increased demand for these assets and therefore, increased prices paid for them. No assurance can be given that such competition will not adversely affect the REIT’s ability to make investments and generate revenues.

Furthermore, the multifamily residential properties that the REIT owns or may acquire compete with numerous housing alternatives to attract residents, including owner occupied single homes and multi-unit residential buildings available to rent or purchase. The relative demand for such alternatives may be increased by fluctuations in mortgage interest rates, government programs which promote home ownership, or other events or initiatives which increase the affordability of such alternatives to multifamily residential rental properties, and could materially adversely affect the REIT’s ability to retain residents, lease units and increase or maintain rental rates. Such competition may reduce occupancy rates and rental revenues of the REIT and could have a material adverse effect on the REIT’s business, cash flow, financial condition and results of operations and ability to make distributions to Unitholders.

Regulation and Changes in Applicable Laws

The REIT is subject to laws and regulations governing the ownership and leasing of real property, zoning, building standards, landlord-tenant relationships, employment standards, environmental matters, taxes and other matters. It is possible that future changes in applicable federal, provincial, state, local or common laws or regulations or changes in their enforcement or regulatory interpretation could result in changes in the legal requirements affecting the REIT (including with retroactive effect). Any changes in the laws to which the REIT is subject could materially adversely affect the REIT’s rights and title to its assets. It is not possible to predict whether there will be any further changes in the regulatory regimes to which the REIT is subject or the effect of any such changes on its investments.

Lower revenue growth or significant unanticipated expenditures may result from the REIT’s need to comply with changes in applicable laws or the enactment of new laws, including: (i) laws imposing environmental remedial requirements and the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions; (ii) rent control or rent stabilization laws or other residential landlord/tenant laws; or (iii) other governmental rules and regulations or enforcement policies affecting the development, use and operation of the REIT’s properties, including changes to building codes and fire and life-safety codes. Further, residential landlord/tenant laws in certain states may provide residents with the right to bring certain claims to the respective judicial or administrative body seeking an order to, among other things, compel landlords to comply with health, safety, housing and maintenance standards. As a result, the REIT may, in the future, incur capital expenditures that may not be fully recoverable from residents.

The Trump administration and the U.S. Congress have called for consideration of proposals relating to a variety of issues, including with respect to tax reform, climate change, infrastructure spending, executive compensation, financial regulation reform and others. These and other potential proposals could have varying degrees of impact on the REIT ranging from minimal to material. At this time, the REIT is unable to predict with certainty what level of impact specific proposals could have on it.

U.S. Congressional rulemaking and administrative efforts that may have an impact on the REIT focus principally on the areas perceived as contributing to the global financial crisis and the 2008 economic recession. These initiatives have created a degree of uncertainty regarding the basic rules governing the real estate industry and many other businesses. The U.S. federal legislative response in this area culminated in the enactment on July 21, 2010 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which was partially repealed in 2018. The Dodd-Frank Act, including rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals that are proposed or pending in the U.S. Congress, including the repeal of or additional amendments to the Dodd-Frank Act, may limit the REIT’s revenues, impose fees or taxes on it, and/or intensify the regulatory framework in which the REIT operates in ways that are not currently identifiable.

Environmental Matters

Environmental legislation and regulations have become increasingly important in recent years. As a current or previous owner of interests in real property in the United States, the REIT is subject to various U.S. federal, state and municipal laws relating to environmental matters. Such laws provide that the REIT could be, or become, liable for environmental harm, damage or costs, including with respect to the release of hazardous, toxic or other regulated substances into the environment and/or affecting persons, and the removal or other remediation of hazardous, toxic or other regulated substances that may be present at or under its properties or at third party sites, at which wastes were sent for disposal, including lead-based paints, mold, asbestos, polychlorinated biphenyls, petroleum-based fuels, mercury, volatile organic compounds, underground storage tanks, pesticides and other miscellaneous materials. Further, liability may be incurred by the REIT with respect to the release of such substances from or to the REIT’s properties. These laws often impose liability regardless of whether the property owner knew of, or was responsible for, the presence of such substances. These laws also govern the maintenance and removal of asbestos containing materials in the event of damage, demolition or renovation of a property and also govern emissions of and exposure to asbestos fibres in the air. Certain of the REIT’s properties might contain asbestos containing materials. The costs of investigation, removal and remediation of such substances or properties, if any, may be substantial and could adversely affect the REIT’s financial condition and results of operations but are not estimable. There may be contamination on the REIT’s properties of which management is not aware. The presence of contamination or the failure to remediate contamination may adversely affect the REIT’s ability to sell such property, realize the full value of such property or borrow using such property as collateral security, and could potentially result in claims against the REIT by public or private parties.

The REIT’s properties may contain soil or groundwater contamination, hazardous substances and/or other residual pollution and environmental risks. Buildings and their fixtures might contain asbestos, mold or other hazardous substances above the allowable or recommended thresholds, or other environmental risks could be associated with the buildings. The REIT will bear the risk of cost-intensive assessment, remediation or removal of such soil or groundwater contamination, hazardous substances or other residual pollution. The discovery of any such contamination or residual pollution on the sites and/or in the buildings, particularly in connection with the lease or sale of properties or borrowing using the real estate as security, could trigger claims for rent reductions or termination of leases for cause, for damages and other breach of warranty claims against the REIT. The remediation of any contamination and the related additional measures the REIT would have to undertake could have a materially adverse effect on the REIT and could involve considerable additional costs. The REIT is also exposed to the risk that recourse against the polluter or the previous owners of the properties might not be possible. Moreover, the existence or even the mere suspicion of the existence of soil or groundwater contamination, hazardous materials or other residual pollution can materially adversely affect the value of a property and the REIT’s ability to lease or sell such a property.

The REIT’s operating policy is to obtain a Phase I environmental site assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property and to have Phase II environmental site assessment work completed where recommended in a Phase I environmental site assessment. Although such environmental site assessments would provide the REIT with some level of assurance about the condition of the property, the REIT may become subject to liability for undetected contamination or other environmental conditions at its properties, which could negatively impact the REIT’s financial condition and results of operations and decrease the amount of cash available for distribution.

The REIT intends to make the necessary capital and operating expenditures to comply with environmental laws and address any material environmental issues and such costs relating to environmental matters that may have a material adverse effect on the REIT’s business, financial condition or results of operation and decrease the cash available for distribution. Furthermore, environmental laws can change and the REIT may become subject to even more stringent environmental laws in the future, with increased enforcement of laws by the government. Compliance with more stringent environmental laws, which may be more rigorously enforced, the identification of currently unknown environmental issues or an increase in the costs required to address a currently known condition may have an adverse effect on the REIT’s financial condition and results of operations and decrease the amount of cash available for distribution to Unitholders.

Terrorism

Possible terrorist attacks in the markets where the REIT’s properties are located may result in declining economic activity, which could reduce the demand for space at the REIT’s properties and reduce the value of the REIT’s properties. Additionally, terrorist activities could directly affect the value of the REIT’s properties through damage, destruction or loss. The REIT’s insurance may not cover some losses due to terrorism or such insurance may not be obtainable at commercially reasonable rates. Terrorism may have a material and adverse effect on the REIT’s business, cash flows, financial condition, results of operations and ability to make distributions to Unitholders.

Natural Disasters

Certain of the REIT’s properties are located in Texas and other areas which have sustained significant storm damage in the past. While the REIT has insurance to cover a substantial portion of the cost of such events, the REIT’s insurance includes deductibles and certain items may not be covered by insurance. Future hurricanes, floods, earthquakes, tornadoes or other natural disasters, unforeseen public health crises including pandemics and epidemics (including COVID-19), political crises or other catastrophic events, may significantly affect the REIT’s operations and properties and, more specifically, may cause the REIT to experience reduced rental revenue (including from increased vacancy), incur clean-up costs or otherwise incur costs in connection with such events. Any of these events may have a material adverse effect on the REIT’s business, cash flows, financial condition, results of operations and ability to make distributions to Unitholders. Further, to the extent the REIT must pay unexpectedly large fees for insurance, it could suffer reduced earnings that would result in lower distributions to Unitholders.

Climate-Change

The REIT is exposed to climate change risk from natural disasters, changes in weather patterns and severe weather, such as floods and wildfires, that may result in physical damage to, or a decrease in demand for, the REIT’s investment properties. Such damage may result in loss of NOI from an investment property becoming non-operational, increase in costs to recover or repair a property, and increase in insurance costs to insure the property. As a result, the consequences of climate-change related natural disasters and severe weather patterns could have a material adverse effect on the REIT’s business, cash flows, financial condition, results of operations and ability to make distributions to Unitholders.

In addition, climate change has continued to attract the focus of governments, the scientific community and the general public as an important threat, given the emission of greenhouse gases and other activities that continue to negatively impact the planet. The REIT faces the risk that its properties will be subject to government initiatives aimed at countering climate change, such as the reduction of greenhouse gas emissions, which could impose constraints on its operational flexibility. To the extent any such initiative would require the REIT to ensure its tenants compliance and/or constrain their activities in any way, this could have an undesirable effect on the REIT’s ability to successfully pursue its leasing strategy.

Disease Outbreaks

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, or any other similar illness could result in or continue to result in: a general or acute decline in economic activity in the regions the REIT operates in, a decrease in the willingness of the general population to travel, staff shortages, reduced tenant traffic, mobility restrictions and other quarantine measures, supply shortages, increased government regulation, and the quarantine or contamination of one or more of the REIT’s apartment units. Contagion in one of the REIT’s buildings or a market in which the REIT operates could negatively impact the REIT’s occupancy, its reputation or attractiveness of that market. All of these occurrences may have a material adverse effect on the business, financial condition and results of operations of the REIT.

Increased government regulation in response to disease outbreaks could result in legislation or regulations that may restrict the REIT’s ability to enforce material provisions under its leases, among other potential adverse impacts. These occurrences may have a negative impact on the business, cash flows, financial condition and results of the REIT’s operations, including, but not limited to, the REIT’s ability to implement rent increases, rent collection and receivables, vacancy levels, mortgage renewals and refinancings, deferral of certain capital expenditures and repair and maintenance expenditures, valuation of investment properties, and the REIT’s ability to meet its debt obligations. The REIT may take actions that respond to directives of governments and public health authorities or that are in the best interests of employees, tenants, suppliers or other stakeholders, as necessary.

Accidental Death or Severe Injuries

The accidental death or severe injuries of persons living or working in the REIT’s communities due to fire, natural disasters or other hazards could have a material adverse effect on the REIT’s business and results of operations. The REIT’s insurance coverage may not cover all losses associated with such events, and the REIT may experience difficulty marketing communities where any such events have occurred, which could have a material adverse effect on the REIT’s business and results of operations.

Capital Expenditures and Fixed Costs

As a matter of conducting business in the ordinary course, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made throughout the period of ownership of real property, regardless of whether the property is producing sufficient income to pay such expenses. To retain desirable rentable space and to generate adequate revenue over the long-term, the REIT must maintain or, in some cases, improve each property’s condition to meet market demand. Maintaining a rental property in accordance with market standards can entail significant costs, which the REIT may not be able to pass on to its residents. Numerous factors, including the age of the relevant building structure, the material and substances used at the time of construction or currently unknown building code violations could result in substantial unbudgeted costs for refurbishment or modernization. The timing and extent of capital expenditures required by the REIT will indirectly affect the cash available for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when the REIT deems it necessary to make significant capital or other expenditures.

If the actual costs of maintaining or upgrading a property exceed the REIT’s estimates, or if hidden defects are discovered during maintenance or upgrading which are not covered by insurance or contractual warranties, or if the REIT is not permitted to raise rents due to legal constraints, the REIT will incur additional and unexpected costs. If competing multifamily properties are built in the area where one of the REIT’s properties is located or similar multifamily properties located in the vicinity of one of the REIT’s properties are substantially refurbished, the net operating income derived from and the value of such property could be reduced. Any failure by the REIT to undertake appropriate maintenance and refurbishment work in response to the factors described above could materially adversely affect the rental income that the REIT earns from such properties and could have a material adverse effect on the REIT’s cash flows, financial condition and results of operations and its ability to make distributions to Unitholders.

Liquidity

An investment in real estate is relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity will tend to limit the REIT’s ability to vary its portfolio of properties promptly in response to changing economic, investment or other conditions. If the REIT were to be required to quickly liquidate its real property investments, the proceeds to the REIT might be significantly less than the aggregate carrying or net asset value of its properties or less than what would be expected to be received under normal circumstances which could have an adverse effect on the REIT’s financial condition and results of operations and decrease the cash available for distribution. Illiquidity may result from the absence of an established market for real property investments, as well as from legal or contractual restrictions on their resale. In addition, in recessionary times, it may be difficult to dispose of certain types of real estate. The costs of holding real estate are considerable, and during an economic recession the REIT may be faced with ongoing expenditures with a declining prospect of incoming receipts. In such circumstances, it may be necessary for the REIT to dispose of properties at lower prices to generate sufficient cash for operations and making distributions. There can be no assurance that the fair market value of any properties held by the REIT will not decrease in the future.

Economic Environment

The REIT is subject to risks involving the economy in general, including inflation, deflation or stagflation, unemployment and geopolitical issues. Poor economic conditions could adversely affect the REIT’s ability to generate revenues, thereby reducing its operating income and earnings. Such conditions could also have an adverse impact on the ability of the REIT to maintain occupancy rates, which could harm the REIT’s financial condition. In weak economic environments, the REIT’s residents may be unable to meet their rental payments and other obligations due to the REIT, which could have a material and adverse effect on the REIT. In addition, fluctuation in interest rates or other financial market volatility may restrict the availability of financing for future prospective purchasers of the REIT’s investments and could potentially reduce the value of such investments.

A significant component of the REIT’s ability to successfully operate relates to certain external factors that are beyond the REIT’s control, particularly interest rates and capital markets conditions. It is possible that capitalization rates within the U.S. multifamily sector could expand in the future due to external market factors, which tend to put downward pressure on the market values of publicly traded real estate companies.

With respect to the current economic environment, the COVID-19 pandemic and resulting economic impact have created significant volatility in financial and commodity markets. The pandemic may result in a global recessionary environment with continued market volatility, which may impact the REIT’s operations and financial performance.

Interest Rate and Inflation Risk

In an attempt to combat inflation through cooling demand, the Bank of Canada and the Federal Reserve tightened monetary policy in fiscal 2023 by increasing the overnight lending rate. Rates began to decrease in fiscal 2024, however they may not continue to decrease in 2025 or they may increase again. In a rising interest rate environment, the cost of acquiring, financing, developing, expanding and renovating investment properties also increases, and together with upward pressure on capitalization rates and decreased investment property demand, the REIT’s investment property values may decline as a result.

To protect against rising interest rates, as noted above, the REIT has entered into interest rate swaps, and as of December 31, 2024, 100% of the REIT’s loans and borrowings was fixed or economically hedged to fixed rates at a weighted average contractual interest rate of 3.8%. However, there can be no assurance that the REIT will be able to continue to fix or hedge its debt in the future at favourable terms or at all.

Inflation in Canada and the U.S. was at historically high levels in fiscal 2022 and 2023. The rate of inflation impacts the general economic and business environment in which the REIT operates. Recent inflationary pressures experienced domestically and globally, external supply constraints, tight labour markets and strong demand for goods and resources, together with the imposition by governments of higher interest rates or wage and price controls as a means of curbing inflationary increases, will put pressure on the REIT’s development, financing, operation and labour costs and could negatively impact levels of demand for real property. Accordingly, continued inflationary pressures and the resulting economic impacts may adversely affect the REIT’s financial condition and results of operations. If inflation at elevated levels persists and interest rates continue to climb, an economic contraction is possible. Higher inflation and the prospect of moderated growth also negatively impacts the debt and equity markets in which the REIT seeks capital, and in turn might impact the REIT’s ability to obtain capital in the future on favourable terms, or at all. While the REIT’s portfolio and market position, as well as its stable tenant base, provide the REIT flexibility to navigate volatile economic conditions, there can be no assurances regarding the impact of a significant economic contraction on the business, operations, and financial performance of the REIT.

Tariffs and other International Trade Disputes

The recent change in administration in the U.S. creates additional uncertainty in the global economic outlook, particularly in relation to the timing, scope and magnitude of potential U.S. import tariffs being imposed. If the U.S. proceeds with implementing broad-based import tariffs, as has recently been proposed for Canada, Mexico and China, and potentially other countries, it may increase input costs for companies, lead to higher prices for U.S. consumers and reduce regional or global economic activity.

Additionally, some countries have expressed an intention to retaliate against any U.S. import tariffs by imposing mirroring tariffs on certain U.S. products. These retaliatory measures could escalate the trade disputes and could lead to increased inflation in the U.S. and globally.

Property Appraisals

The REIT conducts appraisals of its properties on a regular basis. An appraisal is an estimate of market value and caution should be used in evaluating data with respect to appraisals. Appraisals are based on various assumptions of future expectations of property performance and while the appraiser’s internal forecast of net income for the properties appraised are considered to be reasonable at that time, some of the assumptions may not materialize or may differ materially from actual experience in the future. The REIT is responsible for the reasonableness of the assumptions and for the accuracy of the inputs utilized by the appraiser in its valuation. Appraisals are not guarantees of present or future value and there is no assurance that an appraised value actually reflects an amount that would be realized upon a current or future sale of any of the properties or that any projections included in the appraisal will be attainable. In addition, as prices in the real estate market fluctuate over time in response to numerous factors, the value of a property as shown in an appraisal may be an unreliable indication of its current market value.

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. Accordingly, the Units may trade at a premium or a discount to values implied by appraisals.

Corporate Responsibility and ESG

There is an increasing focus by investors, institutional investors, market participants, and other stakeholders on sustainability practices and ESG initiatives of companies. Although the REIT makes disclosures surrounding ESG and prioritizes diversity and sustainability initiatives, there can be no assurances that the REIT will score highly on ESG matters in the future. Investors may use ESG scores to compare peer companies when evaluating their investment strategies. The criteria by which ESG practices are assessed are constantly evolving, which could result in greater expectations and may require the REIT to undertake costly initiatives to satisfy any new criteria. If we elect not to or are unable to satisfy new criteria, including not meeting the criteria of a specific third-party evaluator of ESG scores, some investors may conclude that the REIT’s business practices are inadequate. The REIT may face reputational damages in the event that its corporate responsibility standards do not meet the standards that various stakeholders seek. In the event that the REIT communicates to undertake certain ESG goals or initiatives, and should it fail or perceive to have failed in achieving the goals or initiatives, the REIT could be criticized for the scope of its goals or initiatives. If the REIT fails to meet or satisfy the ESG expectations of stakeholders or investors, or its initiatives are not executed as planned, this could negatively impact the REIT’s financial condition and performance and cause the value of the Units to decline. In addition, the REIT could incur additional costs and require additional resources to help monitor, reply, and comply with various ESG practices. Investors may decide to refrain from investing in the REIT as a result of their assessment of its approach and consideration of various ESG factors.

Risks Relating to the REIT and its Business

Geographic Concentration

The REIT’s properties are located in the United States, primarily in Texas. Within Texas, most of the REIT’s properties are located in Austin, Dallas and Houston. As a result, the REIT’s performance is particularly sensitive to economic changes in Texas, generally, and in Austin, Dallas and Houston, specifically. Further, the market value of the REIT’s properties, the income generated by the REIT and the REIT’s performance are particularly sensitive to changes in the economic condition and regulatory environment of Texas. Adverse changes in the economic condition or regulatory environment of Texas may have a material adverse effect on the REIT’s business, cash flows, financial condition and results of operations and ability to make distributions to Unitholders. See “The REIT’s Portfolio”.

Reliance on BSR Trust, LLC

The REIT’s NOI is almost wholly dependent on the business of BSR Trust, LLC. The cash distributions to Unitholders are dependent on the ability of BSR Trust, LLC to pay distributions in respect of BSR Trust, LLC’s securities. The ability of BSR Trust, LLC to pay distributions or make other payments or advances to the REIT may be subject to contractual restrictions contained in any instruments governing the indebtedness of BSR Trust, LLC. The ability of BSR Trust, LLC to pay distributions or make other payments or advances is also dependent on the ability of its Subsidiaries to pay distributions or make other payments or advances to BSR Trust, LLC.

Acquisitions

The REIT’s business plan includes, among other things, growth through identifying suitable acquisition opportunities, pursuing such opportunities, consummating acquisitions and leasing such properties. While the REIT currently intends to compete for new acquisitions in the Sunbelt region and other select target markets, with near term focus within its existing markets of Austin, Dallas and Houston, the REIT could take advantage of other acquisition opportunities (regardless of location or specific asset type) if the Board considers it to be in the best interests of the REIT to do so. The acquisition of properties entails risks that investments will fail to perform in accordance with expectations, including risks that the properties will not achieve anticipated occupancy levels and that estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. If the REIT is unable to make accretive acquisitions or otherwise manage its growth effectively, it could adversely impact the REIT’s financial position and results of operations and decrease the cash available for distribution. There can be no assurance as to the pace of growth through property acquisitions or that the REIT will be able to acquire assets on an accretive basis and, as such, there can be no assurance that distributions to Unitholders will increase in the future.

Acquired properties may be subject to unknown, unexpected or undisclosed liabilities that could have a material adverse impact on the operations and financial results of the REIT. Representations and warranties given by third parties to the REIT may not adequately protect against these liabilities and any recourse against third parties may be limited by the financial capacity of such third parties. Furthermore, it is not always possible to obtain from the seller the records and documents that are required to fully verify that the buildings to be acquired are constructed in accordance with and that their use complies with, planning laws and building code requirements. Accordingly, in the course of acquiring a property, specific risks might not be or might not have been recognized or correctly evaluated. These circumstances could lead to additional costs and could have a material adverse effect on revenues from the relevant properties. The REIT’s ability to acquire properties on satisfactory terms and successfully integrate and operate them is subject to the following additional risks: (i) the REIT may be unable to acquire desired properties because of competition from other real estate investors with more capital, including other real estate operating companies, real estate investment trusts and investment funds; (ii) the REIT may acquire properties that are not accretive to results upon acquisition, and the REIT may not successfully manage and lease those properties to meet its expectations; (iii) competition from other potential acquirers may significantly increase the purchase price of a desired property; (iv) the REIT may be unable to generate sufficient cash from operations, or obtain the necessary debt or equity financing to consummate an acquisition or, if obtainable, financing may not be on satisfactory terms; (v) the REIT may need to spend more than budgeted to make necessary improvements or renovations to acquired properties; (vi) agreements for the acquisition of properties are typically subject to customary conditions to closing, including satisfactory completion of due diligence investigations, and the REIT may spend significant time and money on potential acquisitions that the REIT does not consummate; (vii) the REIT may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations; (viii) the REIT may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, such as clean-up of environmental contamination, claims by residents, vendors or other persons against the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties; (ix) the effort of acquiring or pursuing the acquisition of a new property may divert the attention of the REIT’s management team from existing business operations; and (x) market conditions may result in higher than expected vacancy rates and lower than expected rental rates. If the REIT cannot complete property acquisitions on favourable terms, or operate acquired properties to meet the REIT’s goals or expectations, the REIT’s business, financial condition, results of operations and cash flow, the per Unit trading price and the REIT’s ability to satisfy debt service obligations and to make distributions to the Unitholders could be materially and adversely affected.

The REIT competes for acquisitions with both public and private acquirers. Other public acquirers may have access to lower cost capital, which private acquirers may be able to use greater leverage and higher proportion of lower coupon floating rate debt.

No Assurance of Recovery

When acquiring assets, the REIT endeavours to obtain certain representations and warranties with respect to the assets being acquired. Such representations and warranties, to the extent obtained, are subject to limitations, and generally represent unsecured contractual rights. Notwithstanding the foregoing, when acquiring assets, the REIT endeavours to negotiate holdbacks from the aggregate purchase price, which holdbacks are deposited into escrow at the closing of an acquisition, and are held and released in accordance with, and subject to, the terms of the relevant purchase and sale agreement and a separate holdback escrow agreement. Holdbacks are used to satisfy the indemnification obligations of the sellers of the assets acquired by the REIT with respect to the representations and warranties provided by the sellers under the purchase and sale agreements pursuant to which the assets are acquired.

There can be no assurance of recovery by the REIT for any breach of the representations and warranties provided under any of the purchase and sale agreements pursuant to which it has acquired or will acquire properties, as there can be no assurance that the holdback, if any, or assets of the sellers of the properties are or will be sufficient to satisfy such obligations. The REIT may not be able to successfully enforce applicable indemnities contained in the purchase and sale agreements and such indemnities may not be sufficient to fully indemnify the REIT from third party claims. Only the REIT (or its Subsidiaries) will be entitled to bring a claim or action for misrepresentation or breach of contract under such purchase and sale agreements and Unitholders will not have any contractual rights or remedies under such agreements.

Operational Risk

Operational risk is the risk that a direct or indirect loss may result from an inadequate or failed technology, from a human process or from external events. The impact of this loss may be financial loss, loss of reputation or legal and regulatory proceedings. Management endeavours to minimize losses in this area by ensuring that effective infrastructure and controls exist. These controls are constantly reviewed and, if deemed necessary, improvements are implemented.

Access to Capital

The real estate industry is highly capital intensive. The REIT requires access to capital to maintain its properties, as well as to fund its growth strategy and certain capital expenditures from time to time. Although the REIT has access to the Credit Facility, there can be no assurances that the REIT will otherwise have access to sufficient capital or access to capital on terms favourable to the REIT for future property acquisitions, financing or refinancing of properties, funding operating expenses or other purposes. Further, in certain circumstances, the REIT may not be able to borrow funds due to the limitations set forth in the Declaration of Trust. Market conditions and unexpected volatility or illiquidity in financial markets may inhibit the REIT’s access to long-term financing in the Canadian capital markets. As a result, it is possible that financing which the REIT may require to grow and expand its operations, upon the expiry of the term of financing, upon refinancing any particular property owned by the REIT or otherwise, may not be available or, if it is available, may not be available on favourable terms to the REIT. Failure by the REIT to access required capital could have a material adverse effect on the REIT’s business, cash flows, financial condition and results of operations and ability to make distributions to Unitholders.

Financing Risks

The REIT had outstanding bank and mortgage indebtedness as of December 31, 2024 of approximately $787.5 million and outstanding 2025 Convertible Debentures of approximately $41.8 million. The 2025 Convertible Debentures were redeemed on January 3, 2025. Although a portion of the cash flow generated by the REIT’s properties is devoted to servicing such debt, there can be no assurance that the REIT will continue to generate sufficient cash flow from operations to meet required interest and principal payments. If the REIT is unable to meet interest or principal payments, it could be required to seek renegotiation of such payments or obtain additional equity, debt or other financing. The failure of the REIT to make or renegotiate interest or principal payments or obtain additional equity, debt or other financing could adversely impact the REIT’s financial condition, liquidity and results of operations and decrease the cash available for distribution to Unitholders. If the REIT defaults under a mortgage loan, it may lose the properties securing such loan.

The REIT is subject to the risks associated with debt financing, including the risk that the mortgages and banking facilities secured by the REIT’s properties will not be able to be refinanced or that the terms of such refinancing will not be as favourable as the terms of existing indebtedness, which may reduce AFFO. There is currently a heightened risk that, not only will existing maturing mortgages be subject to increased interest rates, but that maturing mortgages could be renewed at significantly lower loan-to-value ratios. The REIT’s mortgages will mature between 2025 through to 2056. Of the REIT’s Debt, 66% of principal payments will become due in 2026. The percentage of Debt that will mature in the next five years amplifies the risks described above. See “Debt Strategy and Indebtedness – Debt Maturity Schedule”. To the extent that interest rates rise, the REIT’s operating results and financial condition could be adversely affected and decrease the cash available for distribution.

The Credit Facility contains covenants that require it to maintain certain financial ratios on a consolidated basis. If the REIT does not maintain such ratios, its ability to make distributions will be limited. Additionally, to the extent that the REIT incurs variable rate indebtedness, such indebtedness will result in fluctuations in the REIT’s cost of borrowing as interest rates change.

Fluctuations in Capitalization Rates

As interest rates fluctuate in the lending market, generally so do capitalization rates that affect the underlying value of real estate. As such, when interest rates rise, generally capitalization rates should be expected to rise. Over the period of investment, capital gains and losses at the time of disposition can occur due to the increase or decrease of these capitalization rates.

Fixed Costs and Increased Expenses

The failure to maintain stable or increasing average monthly rental rates combined with acceptable occupancy levels would likely have a material adverse effect on the REIT’s business, cash flows, financial condition and results of operations and ability to make distributions to holders of Units. Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made throughout the period of ownership of real property regardless of whether a property is producing any income. If the REIT is unable to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.

The REIT is subject to risk relating to increased utility costs that the REIT may experience as a result of higher resource prices. Utility expenses, mainly consisting of natural gas and electricity service charges, have been subject to considerable price fluctuations over the past several years. Any significant increase in these resource costs that the REIT cannot charge to the resident may have a material adverse effect on the REIT’s business, cash flows, financial condition and results of operations and ability to make distributions to Unitholders. Unlike commercial leases, which generally are “net” leases and allow a landlord to recover expenditures from residents, residential leases are generally “gross” leases and the landlord is not able to pass on costs to its residents.

There is a risk that unidentified property conditions could exist with respect to any of the REIT’s properties or those subsequently acquired by the REIT that could require significant and unanticipated capital expenditures to be made by the REIT in the future, which could in turn have a material adverse effect on the REIT’s business, cash flows, financial condition and results of operations and ability to make distributions to Unitholders.

The timing and level of capital expenditures by the REIT will affect the cash available for distributions to Unitholders. Distributions may be reduced, or even eliminated, at times when the REIT deems it necessary to make significant capital or other expenditures.

Property Taxes

The REIT is subject to property tax risk as a result of its exposure to the potential for significant increases in property taxes. The assessed values of the REIT’s properties for local and state property tax purposes may increase, perhaps materially, resulting in an increase, perhaps materially, to property tax expense and a corresponding decrease to NOI. In some instances, improvements to properties may result in significant increases in property assessments following a re-valuation and a corresponding increase in property tax expense.

Litigation at the Property Level

The acquisition, ownership and disposition of real property carries certain specific litigation risks. Litigation may be commenced with respect to a property acquired by the REIT or its Subsidiaries in relation to activities that took place prior to the REIT’s acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or damages for misrepresentation relating to disclosures made, if such buyer is passed over in favour of another as part of the REIT’s efforts to maximize sale proceeds. Similarly, successful buyers may later sue the REIT under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.

General Litigation Risks

In the normal course of the REIT’s operations, whether directly or indirectly, it may become involved in, named as a party to or the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions relating to personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty and may be determined in a manner adverse to the REIT and as a result, could have a material adverse effect on the REIT’s assets, liabilities, business, financial condition and results of operations. Even if the REIT prevails in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from the REIT’s business operations, which could have a material adverse effect on the REIT’s business, cash flows, financial condition and results of operations and ability to make distributions to Unitholders. This risk may be heightened for the REIT as compared to other Canadian real estate investment trusts without properties located in the United States because the legal climate in the United States, in comparison to that in Canada, tends to give rise to a greater number of claims and larger damages awards.

Asset Class Diversification

The REIT will continue to make real estate investments; however, the REIT’s investments will not be widely diversified by asset class. All of the REIT’s investments are, and will likely continue to be, in multifamily residential assets. A lack of asset class diversification increases risk because residential real estate, including multifamily real estate, is subject to its own set of risks, such as adverse housing pattern changes and uses, increased real estate taxes, vacancies, rent controls, rising operating costs and changes in mortgage rates.

Control Over Investments

In certain situations, the REIT may, directly or indirectly, invest in a joint venture arrangement, thereby acquiring a non-controlling interest in certain investments. Although the REIT may not have control over these investments and therefore, may have a limited ability to protect its position therein, such joint venture arrangements will contain terms and conditions which are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on the transfer, acquisition and sale of the REIT’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to the REIT, provisions to limit the liability of the REIT and its Unitholders to third parties and provisions to provide for the participation of the REIT in the management of the joint venture arrangements. Nevertheless, such investments may involve risks not present in investments where a third party is not involved, including without limitation (i) the possibility that a co-venturer may have financial difficulties resulting in a negative impact on such investment; (ii) the possibility that a co-venturer may have economic or business interests or goals which are inconsistent with those of the REIT (including relating to the sale of properties held in the joint venture or the timing of the termination and liquidation of such joint venture); (iii) the risk that a co-venturer may be in a position to take action contrary to the REIT’s investment objectives; (iv) the risk that a co-venturer may, through its activities on behalf of or in the name of the joint venture or partnership, expose or subject the REIT to liability; or (v) the need to obtain a co-venturer’s consent with respect to major decisions or the inability to have any decision making authority. In addition, the sale or transfer of interests in certain of the joint ventures may be subject to certain requirements, such as rights of first refusal, rights of first offer or drag-along rights, and certain of the joint venture agreements may provide for buy-sell or similar arrangements. Such rights may limit the REIT's ability to sell an interest in a property or a joint venture within the time frame or otherwise on the basis the REIT desires. Additionally, drag-along rights may be triggered at a time when the REIT may not intend to sell a property and the REIT may be forced to do so at a time when it would not otherwise be in the REIT’s best interest.

New Markets

If the opportunity arises, the REIT may explore acquisitions of properties in new markets. Each of the risks applicable to the REIT’s ability to acquire and successfully integrate and operate properties in its current markets is also applicable to its ability to acquire and successfully integrate and operate properties in new markets. In addition to these risks, the REIT may not possess the same level of familiarity with the dynamics and market conditions of any new markets, which could adversely affect its ability to expand into or operate in those markets. The REIT may be unable to achieve a desired return on its investments in new markets. If the REIT is unsuccessful in expanding into new markets, it could adversely affect its business, financial condition, results of operations and cash flow, the per Unit trading price and ability to satisfy debt service obligations and to make distributions to Unitholders.

Property Redevelopment and Renovations

Property redevelopment or major renovation work are subject to a number of risks, including: (i) the potential that the REIT may fail to recover expenses already incurred if it abandons redevelopment opportunities after commencing to explore them; (ii) the potential that the REIT may expend funds on and devote management time to projects which it does not complete; (iii) construction or redevelopment costs of a project may exceed original estimates, possibly making the project less profitable than originally estimated, or unprofitable; (iv) the time required to complete the construction or redevelopment of a project or to lease up the completed project may be greater than originally anticipated, thereby adversely affecting the REIT’s cash flow and liquidity; (v) the cost and timely completion of construction (including risks beyond the REIT’s control, such as weather, labour conditions or material shortages); (vi) contractor and subcontractor disputes, strikes, labour disputes or supply disruptions; (vii) the failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; (viii) delays with respect to obtaining, or the inability to obtain, necessary zoning, occupancy, land use and other governmental permits, and changes in zoning and land use laws; (ix) occupancy rates and rents of a completed project may not be sufficient to make the project profitable; (x) the REIT’s ability to dispose of properties redeveloped with the intent to sell could be impacted by the ability of prospective buyers to obtain financing given the current state of the credit markets; and (xi) the availability and pricing of financing to fund the REIT’s development activities on favourable terms or at all.

The above risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent the initiation of redevelopment activities or the completion of redevelopment activities once undertaken. In addition, redevelopment projects entail risks that investments may not perform in accordance with expectations and can carry an increased risk of litigation (and its attendant risks) with contractors, subcontractors, suppliers, partners and others. Further, the REIT intends to continue its ongoing capital redevelopment program and may target acquisitions with value enhancement opportunities. Any of these risks could have an adverse effect on the REIT’s financial condition, results of operations, cash flow, per Unit trading price of the Units, distributions to Unitholders and ability to satisfy the REIT’s principal and interest obligations. Also, it is anticipated that the REIT would be required to execute a guarantee in connection with construction financing for redevelopments that would subject the REIT to recourse for construction completion risks and repayment of the construction indebtedness.

Potential Conflicts of Interest

The Trustees and management may, from time to time, in their individual capacities, deal with parties with whom the REIT may be dealing or may be seeking investments similar to those desired by the REIT. The interest of these persons could conflict with those of the REIT. The Declaration of Trust contains conflict of interest provisions requiring the Trustees and officers to disclose their interests in certain contracts and transactions and, with respect to the Trustees, to refrain from voting on those matters. In addition, certain decisions regarding matters that may give rise to a conflict of interest must be made by a majority of the Independent Trustees only. See “Management of the REIT – Conflicts of Interest”.

Property Encumbrances

The REIT’s properties are subject to various easements including, without limitation, utility, sewer and drainage easements. The REIT has identified that in some instances, buildings and other improvements located on the REIT’s properties encroach onto these easements and, in some isolated instances, improvements on the REIT’s properties encroach onto adjacent properties. Where such encroachments exist, the REIT may be required to grant or obtain additional easement area and could be responsible for the cost of moving existing infrastructure. In the event that the owner of an easement damages an improvement while working within the easement, the REIT could be responsible for the cost of repairs.

Certain of the REIT’s properties may not comply fully with current building setback requirements, although many may qualify as permitted non-conforming uses. While the REIT could be forced to seek variances for certain of its properties that are not in conformity with setback requirements, there is no assurance that these variances would be granted. In the event that the REIT renovates or redevelops any of its properties that currently do not comply with current setback requirements, such renovation or redevelopment may require the REIT to first secure a variance. This could result in increased costs to the REIT and/or reduced space within which to redevelop the property.

Direct and Indirect Ownership of Units by the Bailey/Hughes Holders

As of December 31, 2024, the Bailey/Hughes Holders owned, in the aggregate, 16,079,276 Class B Units and 4,898,501 Units, together representing an aggregate approximate 39% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

In addition, the Investor Rights Agreement grants the Bailey/Hughes Holders the right to nominate up to three Trustees of the REIT based on the Bailey/Hughes Holders’ ownership in the REIT. See “Arrangements with Retained Interest Holders – Investor Rights Agreement”. For so long as the Bailey/Hughes Holders own, in the aggregate, at least 33% of the Units (determined as if all Class B Units are redeemed for Units), the Bailey/Hughes Holders will have the ability to exercise certain influence with respect to the affairs of the REIT and BSR Trust, LLC and will have the ability to prevent certain fundamental transactions.

Accordingly, the Units may be less liquid and trade at a discount compared to circumstances where the Bailey/Hughes Holders did not have the ability to influence or determine matters affecting the REIT. Additionally, the Bailey/Hughes Holders’ significant effective interest in the REIT and its voting rights afforded in respect of certain fundamental transactions undertaken by BSR Trust, LLC for so long as it maintains a certain threshold ownership may discourage transactions involving a change of control of the REIT, including transactions an investor, as a holder of the Units, might otherwise receive a premium for its Units over the then-current market price.

Pursuant to the Operating Agreement of BSR Trust, LLC, each Class B Unit is redeemable by the holder thereof for cash or one Unit of the REIT (subject to customary anti-dilution adjustments), as determined by BSR Trust, LLC in its sole discretion.

The Bailey/Hughes Holders may seek to sell some or all of their Units in the future. Further, the Bailey/Hughes Holders have certain Piggy-Back Registration Rights and Demand Registration Rights with respect to a sale of their Units pursuant to the Investor Rights Agreement. No prediction can be made as to the effect, if any, a future sale of Units by the Bailey/Hughes Holders will have on the market price of the Units prevailing from time to time. However, the future sale of a substantial number of Units by the Bailey/Hughes Holders, or the perception that such sale could occur, could adversely affect prevailing market prices for the Units.

Insurance Coverage May be Inadequate

The REIT has obtained insurance of the type and coverage customarily obtained for properties similar to those owned by the REIT to cover significant areas of risk to it as an entity and to its properties. In addition, the REIT purchased prospectus liability insurance for a six year term in connection with the IPO, the beneficiaries of which are the following persons/entities in accordance with the following priority: (i) individual Trustees and officers of the REIT; (ii) the REIT, and (iii) BSR Trust, LLC, as promoter, subject to certain limits, deductibles and other terms and conditions. However, there are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, tornadoes, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. The REIT may not have adequate coverage for such losses. If any of the REIT’s properties incurs a casualty loss that is not fully insured or the insurer is unable to pay, the value of the REIT’s assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves the REIT may establish, it may not have a source of funding to repair or reconstruct any uninsured damaged property. Further, to the extent the REIT must pay unexpectedly high insurance fees, it could suffer reduced earnings that may result in lower distributions to Unitholders.

Degree of Leverage

The REIT’s degree of leverage could have important consequences to Unitholders. For example, the degree of leverage could affect the REIT’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general purposes, making the REIT more vulnerable to a downturn in business or the economy in general. Under the Declaration of Trust, the maximum the REIT can leverage is 60% of its Gross Book Value (as defined in the Declaration of Trust) (or 65% of its Gross Book Value including convertible debentures). Gross Book Value is a calculation with reference to the fair market value of the REIT’s properties. As a result, the REIT’s leverage ratio changes based on changes to the fair market value of the REIT’s properties.

Derivative Risks

The REIT invests in and uses derivative instruments, primarily swaps, to manage its interest rate risks inherent in its operations. There can be no assurance that the REIT’s hedging activities will be effective. Further, these activities, although intended to mitigate price volatility, expose the REIT to other risks. The REIT is subject to the credit risk that its counterparty (whether a clearing corporation in the case of exchange traded instruments or another third party in the case of over-the-counter instruments) may be unable to meet its obligations. In addition, to the extent that the REIT invests in certain derivative instruments, there is a risk of loss by the REIT of margin deposits upon the bankruptcy of the dealer with whom the REIT has an open position. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in value of a derivative may not correlate perfectly with the underlying reference exposure. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these contracts involves judgment and use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. The ability of the REIT to close its positions may also be affected by exchange-imposed daily trading limits on options and futures contracts. If the REIT is unable to close a position, it will be unable to realize its profit or limit its losses until such time as the option becomes exercisable or expires or the futures or forward contract terminates, as the case may be. The inability to close options, futures and forward positions could also have a material adverse effect on the REIT’s ability to use derivative instruments to effectively hedge its currency exchange and interest rate risks.

United States Financing Renewal Risk – Condition of Fannie Mae, Freddie Mac or HUD

The REIT seeks to manage its financing risk by maintaining a balanced maturity profile with no significant debts coming due in any particular period. Management believes that the use of Fannie Mae, Freddie Mac or HUD insured mortgages will assist the REIT in managing its renewal risk. Given the increased credit quality of such debt, the probability of the REIT being unable to renew the maturing debt or transfer this debt to another accredited lending institution is significantly reduced. However, there can be no assurance that the renewal of debt will be on as favourable terms as the REIT’s existing debt.

The financial and real estate market disruptions that began in 2007 could adversely affect the multifamily residential property sector’s ability to obtain financing from Freddie Mac, Fannie Mae or HUD, which could materially adversely affect the REIT’s operations. Fannie Mae, Freddie Mac and HUD are major sources of financing for the U.S. multifamily residential sector, and Freddie Mac, Fannie Mae and HUD have experienced significant losses during the recent years due to credit-related expenses, securities impairments and fair value losses. If new U.S. government regulations (i) heighten the underwriting standards of Freddie Mac, Fannie Mae or HUD, (ii) adversely affect interest rates, or (iii) reduce the capital that Freddie Mac, Fannie Mae or HUD can make available to the multifamily residential sector, such regulations could reduce or remove entirely a resource of multifamily residential financing. Any potential reduction in loans, guarantees and credit enhancement arrangements from Freddie Mac, Fannie Mae or HUD could limit the availability of financing, increase the cost of financing or otherwise decrease the liquidity and credit available to the multifamily residential sector generally and the REIT specifically.

On September 7, 2008, the Federal Housing Finance Agency, or the FHFA, placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in Fannie Mae’s and Freddie Mac’s debt and mortgage-related securities. Although the U.S. Treasury has committed capital to Fannie Mae and Freddie Mac, there can be no assurance that these actions will be adequate for their needs. If these actions are inadequate, Fannie Mae and Freddie Mac could continue to suffer losses and could fail to honour their guarantees and other obligations. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes a U.S. government agency mortgage-backed security and could have broad adverse market implications. Such market implications could negatively affect the performance and market value of the REIT’s portfolio.

Limitations on Sale

The REIT may be required to expend funds to correct defects or to make improvements before a property can be sold. No assurance can be given that the REIT will have funds available to correct such defects or to make such improvements. In acquiring a property, the REIT may agree to lock-out provisions that materially restrict it from selling that property for a period of time or impose other restrictions, such as a limitation on the debt that can be placed or repaid on that property or debt or other contracts that are not prepayable or terminable and must be assumed by a buyer. These provisions would restrict the REIT’s ability to sell a property. These factors and any others that would impede the REIT’s ability to respond to adverse changes in the performance of its properties could significantly affect the REIT’s financial condition and operating results and decrease the cash available for distribution to Unitholders.

Investments in Debt Instruments

The REIT currently holds at least one note receivable in connection with the sale of a property and the REIT may in the future hold other direct or indirect investments in mortgages and mortgage bonds (including participating or convertible mortgages). Among other things, adverse changes to the financial condition of a mortgagor with respect to a mortgage held directly or indirectly by the REIT could have an adverse impact on the REIT’s ability to collect principal and interest payments from such mortgagor and therefore, cause a reduction in the REIT’s ability to make distributions to Unitholders and in the value of that investment.

Troubled Assets

The REIT may make investments in non-performing or other troubled assets that involve a high degree of financial risk and there can be no assurance that the REIT’s investment objectives will be realized or that there will be any cash available for distribution to Unitholders. Furthermore, investments in properties operating in work-out modes or under bankruptcy protection laws may, in certain circumstances, be subject to additional potential liabilities that could exceed the value of the REIT’s original investment. In addition, under certain circumstances, payments to the REIT and distributions by the REIT to Unitholders may be reclaimed if any such payments or distributions are later determined to have been fraudulent conveyances or preferential payments under applicable law.

Less Marketable Assets

Less marketable assets may be more difficult to value due to the unavailability of reliable comparables. The sale of less marketable assets may require more time and result in lower prices, due to higher brokerage charges and other selling expenses, than the sale of more marketable assets. In addition, the marketability of the portfolio will be dependent on numerous other factors, including interest rates, competition from other residential properties and general economic conditions. There can be no assurance that the REIT will be able to sell one or more of the properties in the portfolio at the time that it may be in the best interests of the REIT to sell.

Difficulty of Locating Suitable Investments

Although the REIT and BSR Trust, LLC have been successful in locating suitable investments in the past, the REIT may be unable to find a sufficient number of attractive opportunities to meet its investment objectives.

Indemnification Agreements

To enable historical financing on certain of the REIT’s properties, certain lenders required personal guarantees from certain Bailey/Hughes Holders, and BSR Trust, LLC has historically indemnified such persons from liability associated with these guarantees. BSR Trust, LLC executed an indemnity agreement dated June 2008 in favor of W. Daniel Hughes, Jr. and Summit America, L.L.C. In addition, on January 1, 2012, BSR Trust, LLC executed a continuing indemnity agreement in favour of John S. Bailey and Patricia S. Bailey. Each of these parties are guarantors with respect to certain obligations to lenders of certain of the REIT’s Subsidiaries. Under the terms of the indemnity agreements, BSR Trust, LLC has agreed to indemnify the indemnitees with regard to any liability which the indemnitees might incur with respect to the guaranteed obligations. The indemnity agreements terminate at such time that the indemnitees no longer have any potential liability with respect to the guaranteed obligations.

Prior Ownership of Affordable Assets

Relationship with Envolve

LEDIC, now Envolve, was formed as a Delaware limited liability company in 2014, by three member groups including BSR Trust, LLC. Pursuant to its right to appoint three of the nine Envolve board members, BSR Trust, LLC appointed John S. Bailey, F. Blake Brazeal and W. Daniel Hughes, Jr. to the Envolve board. In 2019 the board was reduced to seven members with John S. Bailey and W. Daniel Hughes remaining as representatives of BSR II. On January 1, 2020, LEDIC changed its name to Envolve. W. Daniel Hughes, Jr. is the Chairman and CEO of Envolve.

The purpose of Envolve is to own and operate affordable-rate multifamily properties, which generally consist of multifamily apartment units priced at monthly rents lower than those charged by the REIT and capped at certain levels depending on the median income level within the applicable geographic location. In October 2014, BSR Trust, LLC divested its affordable multifamily properties through a series of contribution and partnership sale transactions, and in exchange received an approximate 45.67% ownership interest in Envolve together with cash that was primarily used to finance BSR Trust, LLC’s capital redevelopment program. In connection with the REIT’s IPO, BSR Trust, LLC transferred 100% of its Envolve ownership interest to BSR II.

When BSR Trust, LLC divested its affordable assets, certain lender parties required that BSR Trust, LLC and some of its principals (John S. Bailey, Patti Bailey and W. Daniel Hughes, Jr.) remain as guarantors of certain tax credit deliverables and limited loan obligations associated with those properties.

The tax-credit guarantees relate to the potential recapture of approximately $23.9 million in Low-Income Housing Tax Credits that could occur in very limited circumstances, as described in further detail below. To date, BSR Trust, LLC has not experienced any tax credit recapture with respect to any of its affordable-rate multifamily communities and has full confidence in the ability of the Envolve compliance team (many of whom are former BSR Trust, LLC employees) to effectively manage these risks.

The guaranteed loan obligations are generally limited to a lender’s loss resulting from borrower’s personal liability related to fraud, written material misrepresentation, material omission, gross negligence or reckless material misrepresentation in financial reporting, voluntary bankruptcy and similar limited circumstances as set out in each guaranty.

All Envolve-related tax credit and loan guarantees are isolated within individual properties or projects and are not subject to cross-default risks. All guarantees decrease in value over time as the tax credits no longer become subject to recapture or the applicable Envolve properties are refinanced. Given the nature of the Envolve-related guarantees, management considers the risks associated with these arrangements to be remote.

All such guarantees, indemnities and other surety obligations are indemnified by Envolve pursuant to an agreement entered into when BSR Trust, LLC divested its affordable multifamily properties to Envolve. BSR II has also agreed to indemnify BSR Trust, LLC for these liabilities.

If the REIT is unable to collect under such indemnities, the Operating Agreement provides that any such Envolve-related claims can be proportionately set-off against distributions payable on the Class B Units. In addition, John S. Bailey and W. Daniel Hughes, Jr., have agreed to jointly and severally indemnify BSR Trust, LLC in the event, and to the extent, that there are insufficient Class B Unit distributions to satisfy any such Envolve-related claims.

Risks Associated with Prior Ownership of Affordable Assets

Though BSR Trust, LLC disposed of its previously owned affordable assets in connection with the formation of Envolve, it remains subject to the following associated risks.

•	Recapture of Low-Income Housing Tax Credit. While BSR Trust, LLC has divested of all assets containing Low-Income Housing Tax Credit, its prior ownership of the properties contributed to Envolve creates a recapture risk. If a community or an interest in such community is sold or otherwise disposed of or if such community fails to meet the applicable “rent restriction test” or fails to set aside the proper number of apartments for qualified residents prior to the expiration of 15 years from the date it first claimed the Low-Income Housing Tax Credit, future Low-Income Housing Tax Credits would be disallowed and a portion of Low-Income Housing Tax Credits previously claimed could be subject to recapture. The occurrence of any of these events, which have not occurred with respect to these communities in the past, could result in litigation against BSR Trust, LLC from current tax credit investors in each individual community or from other third parties.

•	Lack of Eligible Residents for Affordable Properties Owned by Envolve. Government regulations with regard to the eligibility of residents for the communities and/or other restrictions associated with government assistance applicable to certain communities may make it more difficult to rent the apartment units in those communities. Moreover, to receive the Low-Income Housing Tax Credit, a community is required to certify annually that it meets the “minimum set-aside test”, which requires that at least a certain percentage (either 20% or 40%) of its residents have incomes below a certain percentage (50% or 60%, respectively) of median area income and the “rent restriction test”, which requires that the gross rents charged to low- and moderate-income residents not exceed 30% of the applicable percentage (either 50% or 60%) of area median income. Failure to find and retain eligible residents for apartment units designated as affordable (which has never been problematic for these communities in the past) would result in a loss of current and future Low-Income Housing Tax Credits and possible recapture of up to one-third of previously claimed Low-Income Housing Tax Credits.

•	Risk of Losing Government Assistance. Government regulations and agreements may impose various obligations on BSR Trust, LLC and some or all of the communities, including non-discrimination covenants with respect to residents of each community and equal employment obligations under applicable law. Failure to comply with any of these obligations might result in the loss of government assistance and foreclosure of a community and loss and recapture of the Low-Income Housing Tax Credits.

•	Limitations on the Sale, Refinancing or other Disposition of the Communities. The sale, refinancing or other disposition of communities or any interest in the communities may be restricted by agreements, lenders or other third-parties. Because of the foregoing restrictions, there can be no assurance that BSR Trust, LLC will be able to sell or refinance any community when it is in the best interests of members to do so.

Further, the sale of a community claiming Low-Income Housing Tax Credits before it has been in service for 15 years would result in the recapture of up to one-third of any Low-Income Housing Tax Credit previously claimed, unless the community is reasonably expected to continue to be operated as low-income housing. If sold within ten years, the sale would also result in the loss of any future Low-Income Housing Tax Credit.

Envolve-owned properties which receive Low-Income Housing Tax Credit allocations must comply with resident qualification and income limitations for not less than 30 years generally, although, under certain circumstances, the period may be reduced to 15 years if the owner elects at any time after the fourteenth year to offer the community for sale to a qualified buyer found by the credit agency at a formula price which is generally equal to the outstanding mortgage indebtedness plus the investor equity (increased by an annual adjustment based on the consumer price index or 5%, whichever is less), less any cash distributions. This formula price may be less than fair market value at the community's highest and best use. If the credit agency is unable to find a qualified buyer within one year, the 30-year compliance period may, with some restrictions, terminate at that time.

In connection with its contribution of affordable properties to Envolve, certain lenders required that BSR Trust, LLC guarantee limited loan obligations associated with those properties. The guaranteed loan obligations are generally limited to a lender’s loss resulting from borrower’s personal liability related to fraud, written material misrepresentation, material omission, gross negligence or reckless material misrepresentation in financial reporting, voluntary bankruptcy and similar limited circumstances as set out in each guaranty. The REIT has identified loans in respect of 8 Envolve properties with an aggregate principal balance of approximately $31.6 million that are the subject of these guarantees. All of these guarantees are non-recourse to BSR Trust, LLC.

All Envolve-related tax credit and loan guarantees are isolated within individual properties or projects and are not subject to cross-default risks. All guarantees decrease in value over time as the tax credits no longer become subject to recapture or the applicable Envolve properties are refinanced. Given the nature of the Envolve-related guarantees, management considers the risks associated with these arrangements to be remote.

In connection with the IPO, BSR Trust, LLC’s interest in Envolve was transferred to BSR II, and was excluded from the offering. While BSR Trust, LLC has taken steps to secure indemnity from Envolve, BSR II, John S. Bailey and W. Daniel Hughes, Jr., for these Envolve-related risks, such indemnity may not mitigate BSR Trust, LLC’s risk. In addition, there can be no assurance that BSR or any of its principals will be released in whole or in part from such obligations.

International Financial Reporting Standards

The Accounting Standards Board of Canada requires all publicly accountable enterprises to report under IFRS for interim and annual financial statements. The REIT is required to report under IFRS. There are ongoing projects conducted by the International Accounting Standards Board, and joint projects with the Financial Accounting Standards Board in the United States that are expected to result in new pronouncements that continue to evolve, which could adversely impact the manner in which the REIT reports its financial position and operating results.

Laws Benefitting Disabled Persons

Laws benefiting disabled persons may result in unanticipated expenses being incurred by the REIT. Under the ADA, all places intended to be used by the public are required to meet certain federal requirements related to access and use by disabled persons. The FHAA requires apartment properties first occupied after March 31, 1991 to comply with design and construction requirements for disabled access. For those projects receiving federal funds, the also has requirements regarding disabled access. These and other federal, state and local laws may require modifications to the REIT’s properties or affect renovations of the properties. Non-compliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although the REIT believes that its properties are substantially in compliance with the present requirements, the REIT may incur unanticipated expenses to comply with the ADA, the FHAA and the RA in connection with the ongoing operation or redevelopment of the REIT’s properties.

Restrictions on Activities

Several of the REIT’s constating documents and material contracts (including, without limitation, the Declaration of Trust, the Operating Agreement of BSR Trust, LLC and the By-Laws of U.S. Holdco) contain restrictions that limit the activities of the REIT and its Subsidiaries to ensure the REIT complies with certain provisions of the Tax Act and the Code. See “Description of Capital Structure and Declaration of Trust”, “U.S. Holdco”, “BSR Trust, LLC” and “Risk Factors – Tax-Related Risks”. Compliance with these restrictions may limit the flexibility of the REIT in terms of the nature and scope of its investments and activities and thereby may adversely affect the REIT’s economic performance, including its ability to grow.

Reliance on Key Personnel

The management and governance of the REIT depends on the services of certain key personnel, including certain executive officers and the Trustees. The loss of the services of any key personnel and the inability of the REIT to attract and retain qualified and experienced personnel could have an adverse effect on the REIT and adversely impact the REIT’s financial condition and results of operations and decrease the cash available for distribution to Unitholders.

Breach of Privacy or Information Security Systems and Cyber Risk

The protection of resident, employee, and company data is critically important to the REIT. The REIT’s business requires it, including some of its vendors, to use and store personally identifiable and other sensitive information of its residents and employees. The collection and use of personally identifiable information are governed by U.S. federal and state laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may increase the REIT’s operating costs and adversely impact the REIT’s ability to market the REIT’s properties and services.

The security measures put in place by the REIT and such vendors cannot provide absolute security, and the REIT and its vendors’ information technology infrastructure may be vulnerable to criminal cyber-attacks or data security incidents, including, ransom of data, such as, without limitation, resident and/or employee information, due to employee error, malfeasance, or other vulnerabilities. Any such incident could compromise the REIT’s or such vendors’ networks, and the information stored by the REIT or such vendors could be accessed, misused, publicly disclosed, corrupted, lost, or stolen, resulting in fraud, including wire fraud related to REIT assets, or other harm. Moreover, if a data security incident or breach affects the REIT’s systems or such vendors’ systems or results in the unauthorized release of personally identifiable information, the REIT’s reputation and brand could be materially damaged and the REIT may be exposed to a risk of loss or litigation and possible liability, including, without limitation, loss related to the fact that agreements with such vendors, or such vendors’ financial condition, may not allow the REIT to recover all costs related to a cyber breach for which they alone or they and the REIT should be jointly responsible for, which could result in a material adverse effect on the REIT’s business, results of operations and financial condition.

Privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyber-attacks, including the adoption of artificial intelligence as a tool by hackers. In the future, the REIT may expend additional resources to continue to enhance the REIT’s information security measures and/or to investigate and remediate any information security vulnerabilities. Despite these steps, there can be no assurance that the REIT will not suffer a data security incident, that unauthorized parties will not gain access to sensitive data stored on the REIT’s systems, or that any such incident will be discovered in a timely manner. Further, the techniques used by criminals to obtain unauthorized access to sensitive data, such as phishing and other forms of human engineering, are increasing in sophistication and are often novel or change frequently; accordingly, the REIT may be unable to anticipate these techniques or implement adequate preventative measures.

If the REIT does not allocate and effectively manage the resources necessary to build and sustain reliable information technology infrastructure, fails to timely identify or appropriately respond to cybersecurity incidents, or the REIT’s or its third-party vendors’ information systems are damaged, destroyed, shut down, interrupted or cease to function properly, the REIT’s business could be disrupted and the REIT could, among other things, be subject to: the loss of or failure to attract new residents; the loss of revenue; the loss or unauthorized access to confidential information or other assets; the loss of or damage to trade secrets; damage to its reputation; litigation; regulatory enforcement actions; violation of privacy, security or other laws and regulations; and remediation costs.

The REIT has not, to its knowledge, experienced any information security breach in the last three years. To reduce the level of vulnerability to information security risks, the REIT has implemented various security measures, including the monitoring, testing and maintenance of protective systems and contingency plans to protect and to prevent unauthorized access of confidential and personal information and to reduce the likelihood of disruptions to its information technology systems. Access to confidential and personal information is controlled through organizational measures and technical information technology security mechanisms. The REIT is not audited or certified by top information security standards. It continues to monitor and assess the risks surrounding collection, usage, storage, protection, and retention/destruction practices of confidential and personal information. The REIT’s management, Audit Committee and Board are responsible for the review and oversight of the REIT’s privacy, information technology and cyber security risk exposures. To assist in identifying the principal risks faced by the REIT, the Audit Committee and the Board receive regular presentations from management assessing the REIT’s enterprise risk management framework, including information security risks.

Artificial Intelligence

The REIT may incorporate artificial intelligence solutions into its information technology infrastructure and use artificial intelligence to improve the REIT’s efficiency. These applications may become important in the REIT’s operations over time. If the REIT’s competitors implement artificial intelligence solutions more effectively than the REIT, it may impair the REIT’s competitiveness. Additionally, if the REIT’s artificial intelligence applications produce incorrect or deficient results, it may impair the business, reputation, financial condition, and results of operation of the REIT.

The increased use of artificial intelligence applications may increase the REIT’s exposure to a cybersecurity incident. Additionally, artificial intelligence presents emerging ethical issues, such as the proper use of copyrighted material with AI applications and the reduction of employees, which may result in reputational harm, competitive harm, or legal liability. The rapid evolution of artificial intelligence, including potential government regulation of artificial intelligence, may require significant resources to develop, test and maintain the REIT’s information technology infrastructure and to ensure that the REIT implements artificial intelligence ethically.

Expanding Social Media Vehicles

The use of social media could cause the REIT to suffer brand damage or information leakage. Negative posts or comments about the REIT or its properties on any social networking website could damage the REIT’s reputation. In addition, employees or others might disclose non-public sensitive information relating to the REIT’s business through external media channels. The continuing evolution of social media will present the REIT with new challenges and risks.

Employee Theft or Fraud

Certain of the REIT’s employees have access to, or signature authority with respect to, bank accounts or other REIT assets, which exposes the REIT to the risk of fraud or theft. In addition, certain employees have access to key information technology (IT) infrastructure and to resident and other information that is commercially valuable. Should any employee compromise any of the REIT’s IT systems, or misappropriate resident or other information, the REIT could incur losses, including significant financial or reputational harm, from which full recovery cannot be assured. The REIT may also not have insurance that covers any losses in full or that covers losses from particular criminal acts. Potential liabilities for theft or fraud are not quantifiable and an estimate of possible loss cannot be made.

Past Performance is not a Predictor of Future Results

The past performance of BSR Trust, LLC and its affiliates and the past performance of the REIT are dependent on future events and are, therefore, inherently uncertain. The track records of BSR Trust, LLC and its affiliates and the REIT cannot be relied upon to predict future events due to a variety of factors, including, without limitation, varying business strategies, different local and national economic circumstances, different supply and demand characteristics, varying degrees of competition and varying circumstances pertaining to the real estate markets.

Historical occupancy rates and revenues are not necessarily an accurate prediction of the future occupancy rates for the properties or revenues to be derived therefrom. There can be no assurance that, upon the expiry or termination of existing leases, the average occupancy rates and revenues will be higher than historical occupancy rates and revenues, and it may take a significant amount of time for market rents to be recognized by the REIT due to internal and external limitations on its ability to charge these new market based rents in the short-term.

Risks Related to the Units

Potential Volatility of Unit Price

One of the factors that may influence the market price of the Units is the Annual Cash Distribution Yield on the Units. An increase in market interest rates may lead purchasers of Units to demand a higher Annual Cash Distribution Yield, which could adversely affect the market price of the Units. In addition, the market price of the Units may be affected by numerous factors such as: (i) changes in general market conditions; (ii) fluctuations in the markets for equity securities; (iii) actual or anticipated fluctuations in the REIT’s quarterly results of operations; (iv) recommendations by securities research analysts; (v) changes in the economic performance or market valuations of other issuers that investors deem comparable to the REIT; (vi) addition or departure of the REIT’s executive officers and other key personnel; (vii) release or expiration of lock-up or other transfer restrictions on outstanding Units; (viii) sales or perceived sales of additional Units; (ix) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the REIT or its competitors; and (x) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the REIT’s industry or target markets.

Restrictions on Redemptions

It is anticipated that the redemption right attached to the Units will not be the primary mechanism by which holders of Units liquidate their investment. The entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the following limitations: (i) the total amount payable by the REIT in respect of such Units and all other Units tendered for redemption in the same calendar month must not exceed $50,000 (provided that such limitation may be waived at the discretion of the Trustees); (ii) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides fair market value prices for the Units; (iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date (as defined below) for more than five trading days during the ten day trading period commencing immediately after the Redemption Date; and (iv) the redemption of the Units must not result in the delisting of the Units on the principal stock exchange on which the Units are listed.

Redemption Notes which may be distributed to holders of Units in connection with a redemption will not be listed on any exchange, no market is expected to develop in Redemption Notes and such securities may be subject to an indefinite “hold period” or other resale restrictions under applicable securities laws. Redemption Notes so distributed may not be qualified investments for Exempt Plans, depending on the circumstances at the time. See “Description of Capital Structure and Declaration of Trust – Redemption Right” for further details.

Cash Distributions are Not Guaranteed

There can be no assurance regarding the income to be generated by the REIT’s properties. The ability of the REIT to make cash distributions, and the actual distribution made, is entirely dependent on the operations and assets of the REIT, and is subject to various factors including financial performance, obligations under applicable credit facilities, fluctuations in working capital, the sustainability of income derived from the residents of the REIT’s properties and any capital expenditure requirements. Unlike fixed-income securities, there is no obligation of the REIT to distribute to Unitholders any fixed payment, and reductions in, or suspensions of, cash distributions may occur that would reduce the Annual Cash Distribution Yield. The market value of the Units will deteriorate if the REIT is unable to meet its distribution targets in the future, and that deterioration may be significant. In addition, the composition of cash distributions for tax purposes may change over time and may affect the after-tax return for investors.

AFFO may exceed actual cash available to the REIT from time to time because of items such as principal repayments and capital expenditures in excess of maintenance capital expenditures by the REIT in its calculation of AFFO and redemptions of Units, if any. The REIT may be required to use part of its debt capacity or to reduce distributions to accommodate such items. Credit Facility terms may prohibit payments or distributions from the REIT in default circumstances.

Limited Control of Unitholders

Unitholders have limited control over changes in the REIT’s policies and operations. The Board determines major policies, including policies regarding financing, growth, debt capitalization, REIT qualification and distributions. The Board may amend or revise these and other policies without a vote of Unitholders. Under the REIT’s organizational documents, Unitholders have a right to vote only on limited matters. The Trustees’ broad discretion in setting policies and Unitholders’ inability to exert control over those policies increases the uncertainty and risks of an investment in the REIT. In addition, the Declaration of Trust requires that the Chief Executive Officer of the REIT be nominated to serve as a Trustee, and so long as the Bailey/Hughes Holders maintain a certain threshold of effective ownership in the REIT, the Bailey/Hughes Holders shall have the right to nominate up to three Trustees for election (which initially will include the Chief Executive Officer).

Dilution

The number of Units the REIT is authorized to issue is unlimited. Subject to the rules of any applicable stock exchange on which the Units are listed and applicable securities laws, the REIT may, in its sole discretion, issue additional Units from time to time (including pursuant to any employee incentive compensation plan that may be introduced in the future), and the interests of the holders of Units may be diluted thereby.

Structural Subordination of Units

In the event of bankruptcy, liquidation or reorganization of the REIT’s Subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those Subsidiaries before any assets are made available for distribution to the REIT or Unitholders. The Units are effectively subordinated to the debt and other obligations of the REIT’s Subsidiaries. The REIT’s Subsidiaries generate all of the REIT’s cash available for distribution and hold substantially all of the REIT’s assets.

Future Offerings of Debt or Equity Securities Ranking Senior to Units

If the REIT decides to issue debt or equity securities in the future ranking senior to the Units or otherwise incur additional indebtedness, it is possible that these securities or the indebtedness will be governed by an indenture or other instrument containing covenants restricting the REIT’s operating flexibility and limiting the REIT’s ability to make distributions to Unitholders. Additionally, any convertible or exchangeable securities that the REIT may issue in the future may have rights, preferences and privileges, including with respect to distributions, more favourable than those of Units and may result in dilution to Unitholders. Because the REIT’s decision to issue debt or equity securities in any future offering or otherwise incur indebtedness will depend on market conditions and other factors beyond the REIT’s control, the REIT cannot predict or estimate the level, timing or nature of the REIT’s future offerings or financings, any of which could reduce the market price of the Units and dilute the value of the Units.

Unitholder Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability whatsoever to any person in connection with the holding of a Unit. In addition, legislation has been enacted in the Province of Ontario and certain other provinces and territories that is intended to provide Unitholders in those provinces and territories with limited liability. However, there remains a risk, which is considered by the REIT to be remote in the circumstances, that a holder of Units could be held personally liable for the obligations of the REIT to the extent that claims are not satisfied out of the assets of the REIT. It is intended that the affairs of the REIT will be conducted to seek to minimize such risk wherever possible.

Nature of Investment

The Units represent a fractional interest in the REIT and do not represent a direct investment in the REIT’s assets and should not be viewed by investors as direct securities of the REIT’s assets. A holder of a Unit of the REIT does not hold a share of a body corporate. As holders of Units of the REIT, the Unitholders will not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of Unitholders are based primarily on the Declaration of Trust. There is no statute governing the affairs of the REIT equivalent to the CBCA which sets out the rights and entitlements of shareholders of corporations in various circumstances. As well, the REIT may not be a recognized entity under certain existing insolvency legislation such as the Bankruptcy and Insolvency Act (Canada) and the Companies Creditors’ Arrangement Act (Canada), and thus the treatment of Unitholders upon insolvency is uncertain.

Enforceability of Judgments Against Foreign Subsidiaries

U.S. Holdco and BSR Trust, LLC are organized under the laws of Delaware. All of the assets of U.S. Holdco and BSR Trust, LLC are located outside of Canada and the directors and officers are residents of countries other than Canada. As a result, although BSR Trust, LLC has appointed GODA Incorporators, Inc. as its agent for service of process in Ontario, it may be difficult or impossible for Unitholders to initiate a lawsuit within Canada against these non-Canadian residents, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws. There is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws. It may also be difficult for Unitholders to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Financial Reporting and Other Public Company Requirements

The REIT is subject to reporting and other obligations under applicable Canadian securities laws and rules of any stock exchange on which the Units are listed, including National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. These reporting and other obligations place significant demands on the REIT’s management, administrative, operational and accounting resources and on the Audit Committee and the Board. To meet such requirements, the REIT has established systems, implemented financial and management controls, reporting systems and procedures and hired accounting and finance staff. Any failure to maintain effective internal controls could cause the REIT to fail to meet its reporting obligations or result in material misstatements in its financial statements. If the REIT cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially harmed which could also cause investors to lose confidence in the REIT’s reported financial information, which could result in a lower trading price of Units.

Management does not expect that the REIT’s disclosure controls and procedures and internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Unitholder Activism

Increasingly, shareholders are leading campaigns to effect changes at publicly traded companies. The campaigns may be led by investors seeking to increase shareholder value through actions such as proxy contests, increased debt, financial restructurings, special dividends, share repurchases, or a sale of assets or the entire company. Unitholder activism could create perceived uncertainties as to the REIT’s future direction, which could result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel and business partners. Furthermore, the election of individuals to the Board with a specific agenda could adversely affect the REIT’s ability to effectively and timely implement our strategic plans. Responding to any Unitholder activist campaigns or engaging in a proxy contest if initiated may be time-consuming and costly and divert the attention of the management team and employees from executing BSR’s business plan, which could in turn adversely affect business and results of operations and cause the value of the Units to decline.

Tax-Related Risks

Canadian Tax Risks

(i)	Residency of the REIT for Canadian and U.S. Tax Purposes – The REIT is resident in Canada for purposes of the Tax Act and is treated as a domestic corporation in the United States under the Code. As a result, the REIT is generally taxable on its worldwide income in both Canada and the United States. However, in both jurisdictions, the REIT generally is not subject to tax on the portion of its income that it distributes to Unitholders (subject to certain limitations and exceptions). The status of the REIT as taxable in both Canada and the United States is not likely to give rise to any material adverse consequences in the future as it is not anticipated that the REIT will be subject to material federal income tax in either Canada or the United States. Nevertheless, the REIT’s status as taxable on its worldwide income in both Canada and the United States could, in certain circumstances, have a material adverse effect on the REIT and the Unitholders. As a result of the REIT being resident in both Canada and the United States, withholding taxes of both Canada and the United States are relevant to distributions by the REIT and could result in double taxation to certain investors and other consequences.

(ii)	Mutual Fund Trust Status – The REIT intends to continue to qualify at all relevant times as a “unit trust” and a “mutual fund trust” for purposes of the Tax Act. There can be no assurance that Canadian federal income tax laws and the administrative policies and practices of the CRA respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the Unitholders. Should the REIT cease to qualify as a mutual fund trust under the Tax Act, current income tax considerations could be materially and adversely different in certain respects.

(iii)	Application of the SIFT Rules – The SIFT Rules apply to a trust that is a SIFT trust. The REIT is not considered to be a SIFT trust in respect of a particular taxation year and, accordingly, is not subject to the SIFT Rules in that year, if it does not own any non-portfolio property and does not carry on business in Canada in that year. The REIT has not and does not currently intend to own any non-portfolio property nor carry on a business in Canada. If the SIFT Rules were to apply to the REIT, the impact to a Unitholder would depend on the status of the holder and, in part, on the income distributed which would not be deductible by the REIT in computing its income in a particular year and what portions of the REIT’s distributions constitute “non-portfolio earnings”, other income and returns of capital. The likely effect of the SIFT Rules on the market for Units, and on the REIT’s ability to finance future acquisitions through the issue of Units or other securities is uncertain. If the SIFT Rules were to apply to the REIT, they could adversely affect the marketability of the Units, the amount of cash available for distribution and the after-tax return to investors.

(iv)	Foreign Tax Credits – The after-tax return from an investment in Units to a Unitholder resident in Canada for the purposes of the Tax Act will depend in part on the Unitholder’s ability to recognize, for purposes of the Tax Act, U.S. taxes paid by the Unitholder through foreign tax credits or foreign tax deductions under the Tax Act. A Unitholder’s ability to recognize U.S. taxes through foreign tax credits or foreign tax deductions may be affected where the Unitholder does not have sufficient taxes otherwise payable under Part I of the Tax Act or sufficient U.S. source income in the taxation year the U.S. taxes are paid, or where the Unitholder has other U.S. sources of income or losses, has paid other U.S. taxes or, in certain circumstances, has not filed a U.S. federal income tax return. Furthermore, foreign tax credits or foreign tax deductions are dependent upon the Canadian federal and provincial tax rates and U.S. tax rates that will prevail in future years to apply to applicable sources of income. Unitholders are therefore advised to consult their own tax advisors in regard to foreign tax credits and foreign tax deductions.

If (a) a Unitholder holds, or has held, actually or constructively, more than 10% of the outstanding Units, as determined for U.S. federal income tax purposes, or (b) the TSX Publicly Traded Exception or the U.S. Publicly Traded Exception are not satisfied, a Unitholder may be subject to additional U.S. tax on a disposition of the Units and on certain distributions by the REIT. The proceeds receivable on a disposition of a Unit may not qualify as U.S. source income for purposes of the Tax Act (including for Canadian foreign tax credit purposes), and beneficiaries of certain Unitholders that are trusts may not be considered to have paid such tax for purposes of the Tax Act and, accordingly, may not be entitled to a foreign tax credit in respect of such U.S. tax for Canadian tax purposes.

A Unitholder that is an Exempt Plan will generally not benefit from a foreign tax credit or deduction under the Tax Act in respect of any U.S. tax paid by the Exempt Plan (including any U.S. withholding tax imposed on distributions paid to the Exempt Plan). As a result, the after-tax return from an investment in Units to a Unitholder that is an Exempt Plan may be adversely affected to the extent that U.S. taxes are imposed in respect of such Unitholder’s investment.

(v)	FAPI – FAPI earned directly or indirectly by U.S. Holdco and any other controlled foreign affiliate of the REIT must be included in computing the income of the REIT for the fiscal year of the REIT in which the taxation year of U.S. Holdco (or such other controlled foreign affiliate) ends (including in accordance with the stub-period FAPI rules), subject to a deduction for grossed-up foreign accrual tax as computed in accordance with the Tax Act. It is not anticipated that the deduction for grossed-up foreign accrual tax will materially offset FAPI realized by the REIT, and accordingly any FAPI realized generally will increase the allocation of income by the REIT to Unitholders. In addition, as FAPI generally must be computed in accordance with Part I of the Tax Act as though the controlled foreign affiliate were a resident of Canada (subject to the detailed rules contained in the Tax Act), income or transactions may be taxed differently under foreign tax rules as compared to the FAPI rules and, accordingly, may result in additional income being allocated to Unitholders. For example, certain transactions that do not give rise to taxable income under the Code may still give rise to FAPI for purposes of the Tax Act.

(vi)	Non-Residents of Canada – The Tax Act may impose withholding or other taxes on distributions made by the REIT to Unitholders who are Non-Residents of Canada for the purposes of the Tax Act. These taxes and any reduction thereof under a tax treaty between Canada and another country may change from time to time. Further, because the REIT is both resident in Canada for purposes of the Tax Act and treated as a domestic corporation in the United States under the Code, withholding taxes of both Canada and the United States are relevant to Unitholders who are both Non-Residents of Canada and Non-U.S. Holders and could, in certain circumstances, result in both Canadian and U.S. withholding tax applying to certain distributions to certain investors and other consequences.

(vii)	Foreign Currency – For purposes of the Tax Act, the REIT generally is required to compute its Canadian tax results, including any FAPI earned, using Canadian currency. Where an amount that is relevant in computing a taxpayer’s Canadian tax results is expressed in a currency other than Canadian currency, such amount must be converted to Canadian currency using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act. As a result, the REIT may realize gains and losses for tax purposes and FAPI by virtue of the fluctuation of the value of foreign currencies relative to Canadian dollars.

(viii)	Changes in Law – There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, the terms of the Treaty, or the administrative practices and policies of the CRA and the Department of Finance (Canada) will not be changed in a manner that adversely affects the REIT or Unitholders. Any such change could increase the tax payable by the REIT or its affiliates or could otherwise adversely affect Unitholders by reducing the amount available to pay distributions or changing the tax treatment applicable to Unitholders in respect of such distributions.

(ix)	Investment Eligibility – There can be no assurance that the Units will continue to be qualified investments for Exempt Plans under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or prohibited investments.

(x)	The EIFEL Rules – The Tax Act contains rules that, where applicable, limit the deduction of interest and other financing expenses in certain circumstances, including the computation of income or loss by a trust (and the computation of FAPI of any controlled foreign affiliates of a trust) for purposes of the Tax Act (the “EIFEL Rules”).

The EIFEL Rules could apply to limit the REIT’s deduction of interest or other financing expenses in its computation of income or loss for the purposes of the Tax Act (or in the computation of FAPI of any of its controlled foreign affiliates), in which case the taxable income allocated by the REIT to Unitholders may increase, which may have an adverse impact on the after-tax return of a Unitholder and on the value of Units. Further, a Unitholder who makes a leveraged investment in Units may be adversely affected. Unitholders are advised to consult their personal tax advisors.

(xi)	Equity Repurchase Tax – The Tax Act was amended to include a new tax on repurchases of equity, which is effective for transactions that occur on or after January 1, 2024 (the “Equity Repurchase Rules”). Under the Equity Repurchase Rules, certain trusts the equity of which is listed on a "designated stock exchange" (which currently includes the TSX) will be subject to a 2% tax on the value of the trust's net equity repurchases (e.g., redemptions and purchases of Units by the REIT under the NCIB) in a taxation year, as calculated in accordance with the Equity Repurchase Rules, subject to a de minimis exception where the trust's gross equity repurchases in the year does not exceed C$1,000,000. If the REIT is required to pay tax under the Equity Repurchase Rules, the amount of cash available for distribution to investors would be reduced.

U.S. Tax Risks

(i)	Qualification as a Real Estate Investment Trust – The REIT intends to continue to operate in a manner that allows it to qualify as a real estate investment trust for U.S. federal income tax purposes. The REIT’s qualification as a real estate investment trust depends on the REIT’s satisfaction of certain asset, income, organizational, distribution, Unitholder ownership and other requirements on a continuing basis, the results of which have not been and will not be monitored by the REIT’s U.S. counsel. Accordingly, given the complex nature of the rules governing real estate investment trusts, the ongoing importance of factual determinations, including the potential tax treatment of investments the REIT makes, and the possibility of future changes in the REIT’s circumstances, no assurance can be given that the REIT’s actual results of operations for any particular taxable year will satisfy such requirements. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a real estate investment trust or the U.S. federal income tax consequences of that qualification.

If the REIT fails to qualify as a real estate investment trust in any calendar year, it would be required to pay U.S. federal income tax (and any applicable state and local tax), including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and dividends paid to the Unitholders would not be deductible by the REIT in computing its taxable income and would be taxable to the Unitholders under the rules generally applicable to corporate distributions. If the REIT were deemed to be a non-U.S. corporation for U.S. federal income tax purposes, the REIT would fail to qualify as a real estate investment trust, and the REIT would be subject to (a) U.S. federal income tax (and any applicable state and local tax), including any applicable alternative minimum tax, on its taxable income at regular corporate rates, (b) dividends paid to the Unitholders would not be deductible by the REIT in computing its taxable income, and (c) the REIT would be subject to the branch profits tax. A loss of real estate investment trust status would reduce the net earnings available for investment or distribution to Unitholders because of the additional tax liability which in turn could have an adverse impact on the value of the REIT’s Units. Unless its failure to qualify as a real estate investment trust was subject to relief under U.S. federal tax laws, the REIT could not re-elect to qualify as a real estate investment trust until the fifth calendar year following the year in which it failed to qualify.

(ii)	Annual Distribution Requirement – To qualify as a real estate investment trust for U.S. federal income tax purposes, the REIT generally must distribute annually to its Unitholders a minimum of 90% of its net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. The REIT is subject to regular corporate income taxes on any undistributed real estate investment trust taxable income each year. Additionally, it is subject to a 4% non-deductible excise tax on any amount by which amounts “actually distributed” by the REIT in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from previous years. The amount that the REIT is treated as having “actually distributed” during the current taxable year is both the amount distributed during the current year and the amount by which distributions during the immediately prior year exceeded its taxable income and capital gain for that prior year. Payments the REIT makes to its Unitholders under Unitholders’ rights of redemption are not taken into account for purposes of these distribution requirements. Compliance with the real estate investment trust distribution requirements may hinder the REIT’s ability to grow, which could adversely affect the value of its Units. Furthermore, the REIT may find it difficult or impossible to meet distribution requirements in certain circumstances. The requirement to distribute most of its taxable income could cause the REIT to: (a) sell assets in adverse market conditions, (b) borrow on unfavourable terms, (c) distribute cash that would otherwise be used to make future acquisitions or capital expenditures or (d) make a taxable distribution of its Units as part of a distribution in which Unitholders may elect to receive Units or cash, in order to comply with real estate investment trust requirements. These alternatives could adversely affect the REIT’s economic performance.

(iii)	Impact of Real Estate Investment Trust Compliance on Performance – To qualify as a real estate investment trust for U.S. federal income tax purposes, the REIT must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts that it distributes to the Unitholders and the ownership of the Units. The REIT may be required to make distributions to Unitholders at disadvantageous times or when it does not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to it in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a real estate investment trust. Thus, compliance with the real estate investment trust requirements may hinder the REIT’s ability to operate solely on the basis of maximizing profits.

Additionally, the REIT must ensure that at the end of each calendar quarter, at least 75% of the value of its assets consists of cash, cash items, government securities and real estate assets (as defined in the Code), including certain mortgage loans, certain kinds of mortgage-backed securities and debt instruments issued by publicly offered real estate investment trusts. In addition, personal property leased in connection with real property will be treated as a real estate asset to the extent that rents attributable to such personal property do not exceed 15% of the total rent from both the real and personal property leased. Not more than 25% of the value of the REIT’s assets can be represented by securities (other than government securities and qualified real estate assets). The remainder of the REIT’s investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities or total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the REIT’s assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer (other than a taxable real estate investment trust subsidiary), and no more than 20% of the value of its total assets can be represented by securities of one or more taxable real estate investment trust subsidiaries. Finally, not more than 25% of the value of a REIT’s total assets may be represented by debt instruments issued by publicly offered real estate investment trusts to the extent not secured by real property or interests in real property. If the REIT fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its real estate investment trust qualification and suffering adverse tax consequences.

(iv)	Ownership Limitations – For the REIT to qualify as a real estate investment trust for each taxable year under the Code, no more than 50% in value of its outstanding Units may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. In order to assist the REIT in qualifying as a real estate investment trust, ownership of its Units by any person is generally limited to 9.8% (see “Description of Capital Structure and Declaration of Trust - Restrictions on Ownership and Transfer”) in value or number of Units, whichever is more restrictive, of any class or series of Units. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of the Units might receive a premium for their Units over the then-prevailing market price or which holders might believe to be otherwise in their best interests.

(v)	Other Taxes – Even if the REIT qualifies and maintains its status as a real estate investment trust, it may be subject to U.S. federal and state income taxes. The REIT may not be able to make sufficient distributions to avoid excise taxes applicable to real estate investment trusts. The REIT may also decide to retain income it earns from the sale or other disposition of its real estate assets and pay income tax directly on such income. In that event, the Unitholders would be treated as if they earned that income and paid the tax on it directly. The REIT may also be subject to state and local taxes on its income or property, either directly or at the level of the entities through which it indirectly owns its assets. Any U.S. federal or state taxes the REIT pays will reduce its cash available for distribution to the Unitholders.

In addition, to meet the real estate investment trust qualification requirements or to avert the imposition of the prohibited transactions tax discussed below, the REIT may hold some of its assets or conduct activities through subsidiary corporations (taxable real estate investment trust subsidiaries) that will be subject to corporate-level income tax at regular rates. If the REIT lends money to a taxable real estate investment trust subsidiary, the taxable real estate investment trust subsidiary may be unable to deduct all or a portion of the interest paid to the REIT, which could result in an even higher corporate level tax liability. Furthermore, the Code imposes a 100% tax on certain transactions between a taxable real estate investment trust subsidiary and its parent real estate investment trust that are not conducted on an arm’s-length basis. The REIT will structure transactions with any taxable real estate investment trust subsidiary on terms that it believes are arm’s length to avoid incurring the 100% excise tax described above, but there can be no assurances that it will be able to avoid application of the 100% tax.

(vi)	Prohibited Transactions Tax – The REIT’s ability to dispose of property is restricted to a substantial extent as a result of its real estate investment trust status. Under applicable provisions of the Code regarding prohibited transactions by real estate investment trusts, the REIT is subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) that it owns, directly or through any subsidiary entity, including BSR Trust, LLC, but excluding any taxable real estate investment trust subsidiary, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. The REIT intends to avoid the 100% prohibited transaction tax by (a) conducting activities that may otherwise be considered prohibited transactions through a taxable real estate investment trust subsidiary, (b) conducting operations in such a manner so that no sale or other disposition of an asset is treated as a prohibited transaction or (c) structuring certain dispositions of its properties to comply with certain safe harbours available under the Code for properties held at least two years. However, no assurance can be given that any particular property will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

(vii)	Like-Kind Exchanges – The REIT may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require the REIT to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

(viii)	Changes in Law – The present U.S. federal income tax treatment of real estate investment trusts may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in the REIT. The U.S. federal income tax rules relating to real estate investment trusts constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in frequent statutory changes and revisions to regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the REIT or cause it to change its investments and commitments and affect the tax considerations of an investment in it.

(ix)	FIRPTA – A non-U.S. person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) on the gain recognized on the disposition and required to file a U.S. federal income tax return reporting this disposition. FIRPTA does not apply, however, to the disposition of stock in a real estate investment trust if the shares are considered “regularly traded on an established securities market” and the non-U.S. person does not hold, actually or constructively, more than 10% of the outstanding shares of the REIT at any time during the five-year period ending on the date of disposition or such shorter period that the shares were held.

In addition, the Units are considered “regularly traded” on an established securities market for a calendar quarter if the established securities market is located in the United States and the Units are regularly quoted by more than one broker or dealer making a market in the Units through an interdealer quotation system in the United States. The Units are currently quoted on the Pink Sheets. The Pink Sheets is an over-the-counter market with an interdealer quotation system that should be treated as an “established securities market” located in the United States. A broker or dealer makes a market in a class of stock only if the broker or dealer holds itself out to buy or sell shares of such class of stock at the quoted price. In this regard, the Units are regularly quoted by at least two brokers or dealers making a market in the Units on the Pink Sheets. For each calendar quarter during which the Units are regularly quoted on the Pink Sheets, the Units should be treated as “regularly traded” on an established securities market in the United States (the “U.S. Publicly Traded Exception”). Investors are cautioned that there can be no assurances that there will be at least two brokers or dealers regularly quoting the Units on the Pink Sheets in any particular calendar quarter. In addition, neither the Code, the applicable Treasury regulations, administrative pronouncements nor judicial decisions provide guidance as to the frequency or duration with which the Units must be quoted during a calendar quarter to be “regularly quoted”. U.S. counsel to the REIT believes that it is reasonable to interpret this exception to the effect that, so long as the brokers or dealers regularly quote the Units at any time during a calendar quarter, any gain from a sale at any time during the quarter would not be subject to U.S. federal income tax for Non-U.S. Holders that own 10% or less of the outstanding Units during the applicable testing period. Due to the lack of guidance from the IRS, however, investors are cautioned that there can be no assurance the IRS would concur in this interpretation.

Nonetheless, management believes that the Units will satisfy the U.S. Publicly Traded Exception and/or the TSX Publicly Traded Exception. However, if neither of these exceptions is satisfied, the sale of Units by a non-U.S. person would generally be subject to U.S. federal income tax at normal graduated rates with respect to gain recognized and the REIT would be required to withhold at a rate of 15% on distributions in excess of the REIT’s current and accumulated earnings and profits. In addition, a purchaser of Units would be required to withhold tax at the rate of 15% of the amount realized from the sale and to report and to remit such tax to the IRS. Furthermore, under FIRPTA, the REIT would be required to withhold 21% (or less to the extent provided in applicable Treasury regulations) of any distribution to a non-U.S. person that is designated as a capital gain dividend, or, if greater, 21% of a distribution that could be designated by the REIT as a capital gain dividend. Even if the Units were deemed to be regularly traded on an established securities market, under FIRPTA, if any non-U.S. person holds, actually or constructively, more than 10% of the outstanding Units at any time during the one-year period ending on the date of a distribution, the REIT would generally be required to withhold 21% (or less to the extent provided in applicable Treasury regulations) of such distribution to such Unitholder that is designated as a capital gain dividend, or, if greater, 21% of such distribution that could be designated by the REIT as a capital gain dividend. Any such withholding is creditable against such Unitholder’s FIRPTA tax liability.

For the REIT to comply with its withholding obligations under FIRPTA, the Units are subject to notice requirements and transfer restrictions. Non-U.S. persons holding Units are required to provide the REIT with such information as the REIT may request. Furthermore, any non-U.S. person that would be treated as having acquired sufficient Units to be treated as owning more than 5% of the Units is required to notify the REIT by the close of the business day prior to the date of the transfer that would cause the non-U.S. person to own more than 5% of the Units. For the purpose of determining whether a non-U.S. person has acquired more than 5% of the Units, rules of constructive ownership apply which can attribute ownership of Units (a) among family members, (b) to non-U.S. persons from entities that own Units, to the extent that such non-U.S. persons own interests in such entities and (c) to entities from non-U.S. persons that own interests in such entities. Under these attribution rules, Units of related entities (including related investment funds) may be aggregated to the extent of overlapping ownership. If any non-U.S. person that otherwise would be treated as having acquired sufficient Units to be treated as owning more than 5% of the Units fails to comply with the notice provisions described above, the excess Units (i.e., the excess of the number of Units they are treated as owning over an amount equal to 5% of the outstanding Units) will be sold, with such non-U.S. persons receiving the lesser of (a) its original purchase price for the excess Units and (b) the sale price of the excess Units (net of selling expenses). Any such non-U.S. person would also not have any economic entitlement to any distribution by the REIT on an excess Unit, and, if any such distributions are received by the non-U.S. person and are not repaid, the REIT is permitted to withhold from subsequent payments to the non-U.S. person up to the amount of such forfeited distributions. Non-U.S. persons holding Units are strongly advised to monitor their actual and constructive ownership of Units. See “Description of Capital Structure and Declaration of Trust – Restrictions on Ownership and Transfer – FIRPTA” for a more detailed discussion of these rules. Notwithstanding that a non-U.S. person may comply with the notice requirements and transfer restrictions described above, the REIT is entitled to withhold on distributions as otherwise required by law, and, to the extent that the REIT has not sufficiently withheld on prior distributions, is entitled to withhold on subsequent distributions.

Distributions

Distribution Policy

The REIT has adopted a distribution policy, as permitted under the Declaration of Trust, pursuant to which it makes pro rata monthly cash distributions to Unitholders and, through BSR Trust, LLC, to holders of Class B Units. Pursuant to the Declaration of Trust, the Trustees have full discretion respecting the timing and amounts of distributions including the adoption, amendment or revocation of any distribution policy. It is the REIT’s current intention to make distributions to Unitholders at least equal to the amount of net income and net realized capital gains of the REIT as is necessary to ensure that the REIT will not be liable for ordinary income taxes on such income.

Because the REIT is treated as a real estate investment trust for U.S. federal income tax purposes, distributions paid by the REIT to Canadian investors that are made out of the REIT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will be subject to U.S. withholding tax at a rate of 30%, which may be reduced to 15% for investors that qualify for benefits under the Treaty. To the extent a Canadian investor is subject to U.S. withholding tax in respect of distributions paid by the REIT on the Units out of the REIT’s current or accumulated earnings and profits, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment, subject to the detailed rules and limitations under the Tax Act. Distributions in excess of the REIT’s current and accumulated earnings and profits that are distributed to Canadian investors that have not owned (or been deemed to own) more than 10% of the outstanding Units generally will not be subject to U.S. withholding tax, although there can be no assurances that withholding on such amounts will not be required. The composition of distributions for U.S. federal income tax purposes may change over time, which may affect the after-tax return to Unitholders. Qualified residents of Canada that are tax-exempt entities established to provide pension, retirement or other employee benefits (including trusts governed by an RRSP, RRIF or DPSP, but excluding trusts governed by a TFSA, RESP, FHSA or RDSP) may be eligible for an exemption from U.S. withholding tax. See also “Risk Factors – Tax-Related Risks”.

Pursuant to the REIT’s distribution policy, Unitholders of record as at the close of business on the applicable distribution record date determined by the Trustees from time to time will have an entitlement to receive distributions on such distribution date. Distributions may be adjusted for amounts paid in prior periods if the actual AFFO for the prior periods is greater than or less than the estimates for the prior periods. Under the Declaration of Trust and pursuant to the REIT’s distribution policy, where the REIT’s cash is not sufficient to make payment of the full amount of a distribution, such payment will, to the extent necessary, be distributed in the form of additional Units. In exercising their discretion to declare a cash distribution on the Units, the Trustees shall confirm that BSR Trust, LLC has or will have sufficient funds to make a corresponding cash distribution on the Class B Units in accordance with their terms. See “Description of Capital Structure and Declaration of Trust – Units”.

Previous Distributions

Following the Closing of the IPO, the REIT paid a distribution for the period from May 18, 2018 to June 30, 2018 of $0.0591 per Unit / Class B Unit. From July 1, 2018 to January 31, 2022, the REIT made monthly distributions of $0.0417 per Unit / Class B Unit, representing $0.50 per Unit / Class B Unit on an annualized basis. From February 1, 2022 to August 31, 2024, the REIT made monthly distributions of $0.0433 per Unit / Class B Unit, representing $0.52 per Unit / Class B Unit on an annualized basis. From September 1, 2024 to the date hereof, the REIT made monthly distributions of $0.0467 per Unit/Class B Unit, representing $0.56 per Unit / Class B Unit on an annualized basis. The ability of the REIT to make cash distributions going forward, and the actual amount distributed, will be entirely dependent on the operations and assets of the REIT and will be subject to various factors including financial performance, obligations under applicable credit facilities and restrictions on payment of distributions thereunder on the occurrence of an event of default, fluctuations in working capital, the sustainability of income derived from the residents of the REIT’s properties and any capital expenditure requirements.

Investment Guidelines and Operating Policies

Investment Guidelines

The Declaration of Trust provides certain guidelines on investments that may be made directly or indirectly by the REIT. The assets of the REIT may be invested only with the approval of the trustees and only in accordance with the following restrictions:

(i)	the REIT may only invest, directly or indirectly, in interests (including fee ownership and leasehold interests) in income-producing real estate located in the United States and Canada (including, for greater certainty, assets whose revenue stems primarily from multifamily assets but which may include income from other asset classes), assets ancillary thereto necessary for the operation of such real estate and such other activities as are consistent with the other investment guidelines of the REIT and assets involved in and ancillary to the REIT’s captive insurance business;

(ii)	notwithstanding anything else contained in the Declaration of Trust, the REIT shall not make any investment, take any action or omit to take any action that would result in Units not being units of a “mutual fund trust” within the meaning of the Tax Act or that would result in the Units not being qualified investments for Exempt Plans;

(iii)	the business of the REIT shall be limited to and conducted in such a manner as to permit the REIT at all times to be classified as a Real Estate Investment Trust (as defined in the Code) for U.S. federal income tax purposes, unless at least 66% of the Trustees have determined, at their full discretion, that the REIT cease qualifying as a real estate investment trust under the Code.

(iv)	the REIT shall not invest in any interest in a single real property (which for greater certainty shall not include a portfolio of properties) if, after giving effect to the proposed investment, the cost to the REIT of such investment (net of the amount of debt incurred or assumed in connection with such investment) will exceed 20% of Gross Book Value (throughout this “Investment Guidelines and Operating Policies” Section, as defined in the Declaration of Trust) at the time the investment is made;

(v)	the REIT may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments otherwise permitted to be held by the REIT; provided that such joint venture arrangement contains terms and conditions which, in the opinion of the Independent Trustees, are commercially reasonable, including without limitation such terms and conditions relating to restrictions on the transfer, acquisition and sale of the REIT’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to the REIT, provisions to limit the liability of the REIT and its Unitholders to third parties, and provisions to provide for the participation of the REIT in the management of the joint venture arrangement. For purposes hereof, a “joint venture arrangement” is an arrangement between the REIT and one or more other persons pursuant to which the REIT, directly or indirectly, conducts an undertaking for one or more of the purposes set out in the investment guidelines of the REIT and in respect of which the REIT may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity;

(vi)	except for the REIT’s indirect interest in its captive insurance business, POM, temporary investments held in cash, deposits with a Canadian or U.S. chartered bank or trust company registered under the laws of a province of Canada or a state of the United States, short-term government debt securities or money market instruments maturing prior to one year from the date of issue and except as permitted pursuant to the investment guidelines and operating policies of the REIT, the REIT may not hold securities of a person other than to the extent such securities would constitute an investment in real property (as determined by the Trustees) and provided further that, notwithstanding anything contained in the Declaration of Trust to the contrary, but in all events subject to paragraph (ii) above, the REIT may hold securities of a person: (a) acquired in connection with the carrying on, directly or indirectly, of the REIT’s activities or the holding of its assets; or (b) which focuses its activities primarily on the activities described in paragraph (i) above, provided in the case of any proposed investment or acquisition which would result in the beneficial ownership of more than 10% of the outstanding securities of an issuer (the “Acquired Issuer”), the investment is made for the purpose of subsequently effecting the merger or combination of the business and assets of the REIT and the Acquired Issuer or for otherwise ensuring that the REIT will control the business and operations of the Acquired Issuer;

(vii)	the REIT shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(viii)	except for the REIT’s indirect ownership in POM, the REIT shall not invest, directly or indirectly, in operating businesses unless:

(a)	revenue will be principally associated with the ownership, directly or indirectly, of multifamily properties; or

(b)	it principally involves the ownership, maintenance, development, improvement, leasing or management, directly or indirectly, of a multifamily property (in each case as determined by the Trustees); or

(c)	it is an indirect investment and is incidental to a transaction which satisfies (a) or (b) above;

(ix)	the REIT shall not invest in raw land for development, except (a) for existing properties with additional development or properties adjacent to existing properties of the REIT for the purpose of the renovation or expansion of existing properties, or (b) the development of new properties which will be capital property of the REIT, provided that the aggregate value of the investments of the REIT in raw land, excluding raw land under development, after giving effect to the proposed investment, will not exceed 10% of Gross Book Value;

(x)	the REIT may invest in and originate mortgages and mortgage bonds (including participating or convertible mortgages) and similar instruments where:

(a)	the real property which is security for such mortgages and similar instruments is income producing real property which otherwise meets the other investment guidelines of the REIT; and

(b)	the aggregate book value of the investments of the REIT in mortgages, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value; and

(xi)	the REIT may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any debt incurred or assumed in connection with such investment) up to 10% of the Gross Book Value of the REIT in investments which do not comply with one or more of paragraphs (i), (v), (vi), (viii) and (ix).

Operating Policies

The Declaration of Trust provides that operations and affairs of the REIT are to be conducted in accordance with the following policies:

(i)	the REIT shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term “hedging” has the meaning ascribed thereto by National Instrument 81-102 – Mutual Funds adopted by the Canadian Securities Administrators, as replaced or amended from time to time;

(ii)	(a)	any written instrument creating an obligation which is or includes the granting by the REIT of a mortgage; and

(b)	to the extent the Trustees determine to be practicable and consistent with their fiduciary duties to act in the best interest of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, shall contain a provision, or be subject to an acknowledgement to the effect, that the obligation being created is not personally binding upon, and that resort must not be had to, nor will recourse or satisfaction be sought from, by lawsuit or otherwise the private property of any of the Trustees, Unitholders, annuitants or beneficiaries under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the REIT, but that only property of the REIT or a specific portion thereof is bound; the REIT, however, is not required, but must use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the REIT upon the acquisition of real property;

(iii)	the REIT may engage in construction or development of real property: (a) to maintain its real properties in good repair or to improve the income producing potential of properties in which the REIT has an interest; and (b) to develop new properties that will be capital properties of the REIT on completion, provided that the aggregate value of the investments of the REIT in properties under development after giving effect to the proposed investment in the construction or development, will not exceed 15% of Gross Book Value;

(iv)	title to each real property shall be held by and registered in the name of the REIT, a Subsidiary of the REIT, the Trustees or a corporation or other entity wholly-owned, directly or indirectly, by the REIT or jointly-owned, directly or indirectly, by the REIT, with joint venturers; provided, that where land tenure will not provide fee simple title, the REIT, the Trustees or a corporation or other entity wholly-owned, directly or indirectly, by the REIT or jointly owned, directly or indirectly, by the REIT shall hold a land lease as appropriate under the land tenure system in the relevant jurisdiction;

(v)	the REIT shall not incur or assume any indebtedness if, after giving effect to the incurrence or assumption of such indebtedness, the total indebtedness of the REIT would be more than 60% of Gross Book Value (or 65% of Gross Book Value including convertible debentures);

(vi)	other than the guarantees by BSR of certain tax credit deliverables and limited loan obligations of Envolve, the REIT shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party, except indebtedness or liabilities assumed or incurred by an entity in which the REIT holds an interest, directly or indirectly, or by an entity jointly owned by the REIT with joint venturers and operated solely for the purpose of holding a particular property or properties, where such indebtedness, if granted by the REIT directly, would cause the REIT to contravene its investment guidelines or operating policies. The REIT is not required but shall use its reasonable best efforts to comply with this requirement (a) in respect of obligations assumed by the REIT pursuant to the acquisition of real property; or (b) if doing so is necessary or desirable in order to further the initiatives of the REIT permitted under the Declaration of Trust;

(vii)	the REIT shall directly or indirectly obtain and maintain at all times property insurance coverage in respect of potential liabilities of the REIT and the accidental loss of value of the assets of the REIT from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practice of owners of comparable properties;

(viii)	the REIT shall have obtained an appraisal of each real property that it intends to acquire and an engineering survey with respect to the physical condition thereof, in each case, by an independent and experienced consultant, unless the requirement for such an appraisal or engineering survey is waived by the Independent Trustees;

(ix)	the REIT shall obtain a Phase I environmental site assessment of each real property to be acquired by it and, if the Phase I environmental site assessment report recommends that a further environmental site assessment be conducted, the REIT shall have conducted such further environmental site assessments, in each case by an independent and experienced environmental consultant; as a condition to any acquisition such assessments shall be satisfactory to the Trustees; and

(x)	the REIT shall not engage in any sales of properties, directly or indirectly, if it would subject the REIT to tax under Section 857 of the Code.

For the purpose of the foregoing investment guidelines and operating policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially-owned by the REIT will be deemed to be those of the REIT on a proportionate consolidation basis. In addition, any references in the foregoing investment guidelines and operating policies to investment in real property will be deemed to include an investment in a joint venture arrangement that invests in real property.

Amendments to Investment Guidelines and Operating Policies

Pursuant to the Declaration of Trust, all of the investment guidelines set out under the heading “Investment Guidelines and Operating Policies – Investment Guidelines” and the operating policies contained in paragraphs (i), (v), (vi), (vii), (viii) and (ix) set out under the heading “Investment Guidelines and Operating Policies – Operating Policies” may be amended only with the approval of two-thirds of the votes cast by Unitholders of the REIT at a meeting of Unitholders called for such purpose. The remaining operating policies may be amended with the approval of a majority of the votes cast by Unitholders at a meeting called for such purpose.

Notwithstanding the foregoing paragraph, if at any time a government or regulatory authority having jurisdiction over the REIT or any property of the REIT shall enact any law, regulation or requirement which is in conflict with any investment guideline or operating policy of the REIT then in force (other than subparagraph (ii) at “Investment Guidelines and Operating Policies – Investment Guidelines”), such investment guideline or operating policy in conflict shall, if the Trustees on the advice of legal counsel to the REIT so resolve, be deemed to have been amended to the extent necessary to resolve any such conflict and, notwithstanding anything to the contrary, any such resolution of the Trustees shall not require the prior approval of Unitholders.

Description of Capital Structure and Declaration of Trust

General

The REIT is an unincorporated open-ended real estate investment trust established pursuant to the Declaration of Trust under, and governed by, the laws of the Province of Ontario. Although the REIT currently qualifies as a “mutual fund trust” as defined in the Tax Act, the REIT is not a “mutual fund” as defined by applicable securities legislation.

The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of such Act or any other legislation. The Units are not shares in the REIT and, although the protections, rights and remedies set out in the Declaration of Trust are similar to those provided under the CBCA, Unitholders do not have statutory rights of shareholders of a corporation including, for example, “dissent rights” in respect of certain corporate transactions and fundamental changes, the right to apply to a court to order the liquidation or dissolution of the REIT, or the right to bring “oppression” or “derivative” actions. Furthermore, the REIT is not a trust company and accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Units

The REIT is authorized to issue an unlimited number of Units. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without notice to or the approval of the Unitholders.

No Unit has any preference or priority over another. Each Unit represents a Unitholder’s proportionate undivided beneficial ownership interest in the REIT and confers the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by the REIT, whether of net income, net realized capital gains or other amounts and, in the event of termination or winding-up of the REIT, in the net assets of the REIT remaining after satisfaction of all liabilities. Units are fully paid and non-assessable when issued and are transferable. The Units are redeemable by the holder thereof, as described below under “Description of Capital Structure and Declaration of Trust – Redemption Right” and, except as otherwise set out herein, the Units have no other conversion, retraction, redemption or pre-emptive rights. Fractional Units may be issued as a result of an act of the Trustees, but fractional Units will not entitle the holders thereof to vote, except to the extent that such fractional Units may represent in the aggregate one or more whole Units.

As of December 31, 2024, there were 33,422,714 Units issued and outstanding.

Restrictions on Ownership and Transfer

REIT Qualification

In order for the REIT to continue to qualify as a real estate investment trust for U.S. federal income tax purposes, the Units must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding Units (after taking into account options to acquire Units) may be owned, directly or through certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year.

The Declaration of Trust contains restrictions on the ownership and transfer of the Units that are intended to assist the REIT in complying with these requirements to qualify as a real estate investment trust. The relevant sections of the Declaration of Trust provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% of the Units, excluding any Units that are not treated as outstanding for U.S. federal income tax purposes. Each of these restrictions, as well as the restrictions described below under “Description of Capital Structure and Declaration of Trust – FIRPTA”, is referred to as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of the Units but for the application of the ownership limits or any of the other restrictions on ownership and transfer of the Units is a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause Units owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the Units (or the acquisition of an interest in an entity that owns, actually or constructively, the Units) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the Units and thereby violate the applicable ownership limit.

The Declaration of Trust provides that the Board of Trustees, subject to certain limits including any applicable fiduciary duties, may retroactively exempt and shall prospectively exempt a person from the ownership limits and, if necessary, establish a different limit on ownership for such person if it determines that such exemption could not cause or permit:

•	five or fewer individuals to actually or beneficially own more than 49% in value of the outstanding Units; or

•	the REIT to own, actually or constructively, an interest in a tenant of the REIT (or a tenant of any entity owned in whole or in part by the REIT).

As a condition of the exception, the Board of Trustees may require an opinion of counsel or an IRS ruling, in either case in form and substance satisfactory to the Board of Trustees, in its sole and absolute discretion, in order to determine or ensure the REIT’s status for U.S. federal income tax purposes, and such representations, covenants and/or undertakings as are necessary or prudent to make the determinations above. Notwithstanding the receipt of any ruling or opinion, the Board of Trustees may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

In connection with a waiver of an ownership limit or at any other time, the Board of Trustees may, in its sole and absolute discretion, increase or decrease Unit ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of the Units exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of the Units equals or falls below the decreased ownership limit, although any further acquisition of the Units will violate the decreased ownership limit. The Board of Trustees may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49% of the Units.

Effective as of May 18, 2018, the Board approved and the REIT entered into an excepted holder agreement with J&P, an Arkansas limited liability company beneficially owned by John S. Bailey, pursuant to which an excepted holder limit of 18.91% of the outstanding Units was established for J&P subject to the terms and conditions thereof.

Effective as of September 27, 2023, the Board approved and the REIT entered into an excepted holder agreement with John S. Bailey, pursuant to which an excepted holder limit of 9.8% of the outstanding Units was confirmed and an excepted holder limit of 17% of the outstanding Units (assuming all Class B Units are redeemed for Units) for U.S. federal income tax purposes was established for John S. Bailey subject to the terms and conditions thereof.

The Declaration of Trust further prohibits:

•	any person from actually, beneficially or constructively owning Units that could result in the REIT being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the REIT to fail to qualify as a real estate investment trust (including, but not limited to, actual, beneficial or constructive ownership of Units that could result in the REIT owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(b) of the Code if the income the REIT derives from such tenant, taking into account the REIT’s other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause the REIT to fail to satisfy any of the gross income requirements imposed on real estate investment trusts); and

•	any person from transferring Units if such transfer would result in the Units being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of Units that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of the Units described above must give written notice immediately to the REIT or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide the REIT with such other information as the REIT may request in order to determine the effect of such transfer on the REIT’s status for U.S. federal income tax purposes.

The ownership limits and other restrictions on ownership and transfer of the Units described above will not apply if the Board of Trustees determines that it is no longer in the REIT’s best interests to continue to qualify as a real estate investment trust or that compliance is no longer required in order for the REIT to qualify as a real estate investment trust.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury regulations promulgated thereunder) of the outstanding Units, within 30 days after the end of each taxable year, must give written notice to the REIT stating the name and address of such owner, the number of Units that the owner actually or beneficially owns and a description of the manner in which the Units are held. Each such owner also must provide the REIT with any additional information that the REIT requests in order to determine the effect, if any, of the person’s actual or beneficial ownership on the REIT’s status for U.S. federal income tax purposes and to ensure compliance with the ownership limits and the other restrictions on ownership and transfer of the Units set forth in the Declaration of Trust. In addition, any person that is an actual, beneficial or constructive owner of Units and any person (including the Unitholder of record) who is holding Units for an actual, beneficial or constructive owner must, on request, disclose to the REIT in writing such information as the REIT may request in good faith in order to determine the REIT’s status for U.S. federal income tax purposes and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

FIRPTA

Under the FIRPTA, if any non-U.S. person holds, actually or constructively, more than 10% of the outstanding Units, the REIT is required to withhold 15% on distributions in excess of the REIT’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and to withhold 21% (or less to the extent provided in applicable Treasury regulations) of any distribution to such non-U.S. person that could be designated by the REIT as a capital gain dividend. Any such withheld amount is creditable against such non-U.S. person’s FIRPTA tax liability.

In order for the REIT to comply with its withholding obligations under FIRPTA (and certain other regulatory requirements), the Units are subject to notice requirements and transfer restrictions. Non-U.S. persons holding Units are required to provide the REIT with such information as the REIT may request. Furthermore, any non-U.S. person that would be treated as having acquired sufficient Units to be treated as owning more than 5% of the Units is required to notify the REIT by the close of the business day prior to the date of the transfer that would cause the non-U.S. person to own more than 5% of the Units.

The constructive ownership rules under the Code are complex and may cause Units owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of 5% or less of the Units (or the acquisition of an interest in an entity that owns, actually or constructively, the Units) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 5% of the Units and thereby become subject to the notice requirement. Under these rules of constructive ownership, Units can be attributed (i) among family members, (ii) to non-U.S. persons from entities that own Units, to the extent that such non-U.S. persons own interests in such entities and (iii) to entities from non-U.S. persons that own interests in such entities. Under these attribution rules, Units of related entities (including related investment funds) may be aggregated to the extent of overlapping ownership.

If any non-U.S. person that would otherwise be treated as having acquired sufficient Units to be treated as owning more than 5% of the Units fails to comply with the FIRPTA notice provisions described above, the excess Units (i.e., the excess of the number of Units it would be treated as owning over an amount equal to 5% of the outstanding Units) will be sold, through the mechanism described below under “Description of Capital Structure and Declaration of Trust – Excess Units,” with such non-U.S. person receiving the lesser of (i) its original purchase price for the excess Units and (ii) the sale price of the excess Units (net of commissions and other expenses of sale). Non-U.S. persons holding Units are strongly advised to monitor their actual and constructive ownership of Units.

Excess Units

Pursuant to the Declaration of Trust, if any purported transfer of the Units or any other event would otherwise result in any person violating the ownership limits described above under “Description of Capital Structure and Declaration of Trust – REIT Qualification” or such other limit established by the Board of Trustees or otherwise failing to qualify as a REIT, or if a non-U.S. person would otherwise be treated as owning more than 5% of the Units and has not complied with the notice provisions described under “Description of Capital Structure and Declaration of Trust – FIRPTA” then the number of Units that exceeds the applicable ownership limit (rounded up to the nearest whole Unit) will be automatically transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable beneficiaries selected by the REIT. The prohibited owner will have no rights in Units held by the charitable trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the charitable trust. Any dividend or other distribution paid to the prohibited owner, prior to the REIT’s discovery that the Units had been automatically transferred to a charitable trust, must be repaid to the charitable trustee upon demand. If the transfer to the charitable trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer of the Units, then the transfer of the number of Units that otherwise would cause any person to violate the above restrictions will be void and of no force or effect and the intended transferee will acquire no rights in the Units. If any transfer of the Units would result in Units being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the Units.

Units transferred to the charitable trustee are deemed offered for sale to the REIT, or the REIT’s designee (subject to the approval of such designee by the TSX), at a price per Unit equal to the lesser of (i) the price per Unit in the transaction that resulted in the transfer of the Units to the charitable trust (or, in the event of a gift, devise or other such transaction, the last sale price reported on the TSX on the day of the transfer or other event that resulted in the transfer of such Units to the charitable trust) and (ii) the last sale price reported on the TSX on the date the REIT accepts, or the REIT’s designee accepts, such offer. The REIT must reduce the amount payable to the prohibited owner by the dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the charitable trustee and pay the amount of such reduction to the charitable trustee for the benefit of the charitable beneficiary. The REIT has the right to accept such offer until the charitable trustee has sold the Units held in the charitable trust. Upon a sale to the REIT, the interest of the charitable beneficiary in the Units sold terminates and the charitable trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the charitable trustee with respect to such Units will be paid to the charitable beneficiary.

If the REIT does not buy the Units, the charitable trustee must, within 20 days of receiving notice from the REIT of the transfer of Units to the charitable trust, sell the Units to a person or persons designated by the charitable trustee who could own the Units without violating the ownership limits or other restrictions on ownership and transfer of the Units. Upon such sale, the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the Units (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the charitable trust (e.g., a gift, devise or other such transaction), the last sale price reported on the TSX on the day of the transfer or other event that resulted in the transfer of such Units to the charitable trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the charitable trustee for the Units. The charitable trustee must reduce the amount payable to the prohibited owner by the dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the charitable trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by the REIT that Units have been transferred to the charitable trustee, such Units are sold by a prohibited owner, then such Units shall be deemed to have been sold on behalf of the charitable trust and, to the extent that the prohibited owner received an amount for or in respect of such Units that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the charitable trustee upon demand.

The charitable trustee will be designated by the REIT and will be unaffiliated with the REIT and with any prohibited owner. Prior to the sale of any Units by the charitable trust, the charitable trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by the REIT with respect to such Units and may exercise all voting rights with respect to such Units for the exclusive benefit of the charitable beneficiary.

Subject to Ontario law, effective as of the date that the Units have been transferred to the charitable trust, the charitable trustee may, at the charitable trustee’s sole discretion:

•	rescind as void any vote cast by a prohibited owner prior to the REIT’s discovery that the Units have been transferred to the charitable trust; and

•	recast the vote in accordance with the desires of the charitable trustee acting for the benefit of the beneficiary of the charitable trust.

However, if the REIT has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If the Board of Trustees determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of the Units set forth in the Declaration of Trust, the Board of Trustees may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the REIT to redeem Units, refusing to give effect to the transfer on the REIT’s books or instituting proceedings to enjoin the transfer.

The Units are subject to the restrictions on ownership and transfer of the Units described herein under “Description of Capital Structure and Declaration of Trust – Restrictions on Ownership and Transfer”. These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of the REIT that might involve a premium price for the Units that the Unitholders believe to be in their best interest.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders are required to be called and held in various circumstances, including (i) for the election or removal of Trustees, (ii) the appointment or removal of the auditors of the REIT, (iii) the approval of amendments to the Declaration of Trust (except as described below under “Description of Capital Structure and Declaration of Trust – Amendments to the Declaration of Trust”), (iv) the sale or transfer of the assets of the REIT as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the REIT approved by the Trustees), (v) the termination of the REIT, and (vi) for the transaction of any other business as the Trustees may determine or as may be properly brought before the meeting. Meetings of Unitholders are called and held annually for the election of the Trustees and the appointment of the auditors of the REIT. All meetings of Unitholders must be held in Canada.

Any meeting of Unitholders may be held partially or entirely by means of a telephone, electronic or other communication facility. A person who votes at the meeting or establishes a communications link to the meeting by such means is deemed to be present in person at the meeting. Any such meeting of Unitholders is deemed to be held at the place where the registered office of the REIT is located.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned in writing by the holders of not less than 5% of the Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting. Unitholders have the right to obtain a list of Unitholders to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the CBCA.

Unitholders may attend and vote at all meetings of Unitholders either in person, electronically (if applicable) or by proxy. Two persons present in person or represented by proxy, and such persons holding or representing by proxy not less in aggregate than 25% of the total number of outstanding Units, will constitute a quorum for the transaction of business at all such meetings. Any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, if convened upon the request of the Unitholders, will be terminated, but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Unitholders present either in person or by proxy will be deemed to constitute a quorum.

Pursuant to the Declaration of Trust, a resolution in writing executed by Unitholders holding a proportion of the outstanding Units equal to the proportion required to vote in favour thereof at a meeting of Unitholders to approve that resolution is valid as if it had been passed at a meeting of Unitholders.

Advance Notice Provision

The Declaration of Trust includes certain advance notice provisions (the “Advance Notice Provision”), which are intended to: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all Unitholders receive adequate notice of the Trustee nominations and sufficient information with respect to all nominees; and (iii) allow Unitholders to register an informed vote.

Except as otherwise provided in the Declaration of Trust, only persons who are nominated by Unitholders in accordance with the Advance Notice Provision or in accordance with the Investor Rights Agreement shall be eligible for election as Trustees. Nominations of persons for election to the Board of Trustees may be made for any annual meeting of Unitholders, or for any special meeting of Unitholders if one of the purposes for which the special meeting was called was the election of Trustees: (i) by or at the direction of the Board of Trustees, including pursuant to a notice of meeting; (ii) by or at the direction or request of one or more Unitholders pursuant to a requisition of the Unitholders made in accordance with the Declaration of Trust; or (iii) by any person (a “Nominating Unitholder”): (a) who, at the close of business on the date of the giving of the notice provided for below and on the record date for notice of such meeting, is entered in the REIT’s register as a holder of one or more Units carrying the right to vote at such meeting or who beneficially owns Units that are entitled to be voted at such meeting; and (b) who complies with the notice procedures set forth in the Advance Notice Provision.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Unitholder, the Nominating Unitholder must have given timely notice thereof in proper written form to the Trustees.

To be timely, a Nominating Unitholder’s notice to the Trustees must be made: (i) in the case of an annual meeting of Unitholders, not less than 30 days prior to the date of the annual meeting of Unitholders; provided, however, that in the event that the annual meeting of Unitholders is to be held on a date that is less than 50 days after the date that is the earlier of the date that a notice of meeting is filed for such meeting or the date on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Unitholder may be made not later than the close of business on the tenth day following the date on which the first public announcement of the date of the annual meeting of Unitholders was made; and (ii) in the case of a special meeting (which is not also an annual meeting) of Unitholders called for the purpose of electing Trustees (whether or not called for other purposes), not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting of Unitholders was made.

To be in proper written form, a Nominating Unitholder’s notice to the Trustees must set forth: (i) as to each person whom the Nominating Unitholder proposes to nominate for election as a Trustee: (a) the name, age, business address and residential address of the person; (b) the principal occupation or employment of the person; (c) the class or series and number of Units which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of Unitholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (d) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of Trustees pursuant to applicable Securities Laws (as defined in the Declaration of Trust); and (ii) as to the Nominating Unitholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Unitholder has a right to vote any Units and any other information relating to such Nominating Unitholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of Trustees pursuant to applicable Securities Laws.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

Notwithstanding the foregoing, the Board of Trustees may, in its sole discretion, waive any requirement in the Advance Notice Provision.

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the REIT of a duly completed and properly executed notice requesting redemption in a form reasonably acceptable to the Trustees, together with written instructions as to the number of Units to be redeemed. A Unitholder not otherwise holding a fully registered Unit certificate who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder’s investment dealer who will be required to deliver the completed redemption notice form to the REIT and to CDS. Upon receipt of the redemption notice by the REIT, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof will be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of:

(i)	90% of the “Market Price” of a Unit calculated as of the date on which the Units were surrendered for redemption (the “Redemption Date”); and

(ii)	100% of the “Closing Market Price” on the Redemption Date.

For purposes of this calculation, the “Market Price” of a Unit as at a specified date will be:

(i)	an amount equal to the weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of ten consecutive trading days ending on such date;

(ii)	an amount equal to the weighted average of the closing market prices of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of ten consecutive trading days ending on such date, if the applicable exchange or market does not provide information necessary to compute a weighted average trading price; or

(iii)	if there was trading on the applicable exchange or market for fewer than five of the ten trading days, an amount equal to the simple average of the following prices established for each of the ten consecutive trading days ending on such date: the simple average of the last bid and last asking price of the Units for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the simple average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day.

The “Closing Market Price” of a Unit for the purpose of the foregoing calculations, as at any date will be:

(i)	an amount equal to the weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading on the specified date if the principal exchange or market provides information necessary to compute a weighted average trading price of the Units on the specified date;

(ii)	an amount equal to the closing price of a Unit on the principal market or exchange if there was a trade on the specified date and the principal exchange or market provides only a closing price of the Units on the specified date;

(iii)	an amount equal to the simple average of the highest and lowest prices of the Units on the principal market or exchange, if there was trading on the specified date and the principal exchange or market provides only the highest and lowest trading prices of the Units on the specified date; or

(iv)	the simple average of the last bid and last asking prices of the Units on the principal market or exchange, if there was no trading on the specified date.

If Units are not listed or quoted for trading in a public market, the Redemption Price will be the fair market value of the Units, which will be determined by the Trustees in their sole discretion.

The aggregate Redemption Price payable by the REIT in respect of any Units surrendered for redemption during any calendar month will be paid in U.S. dollars within 30 days after the end of the calendar month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable by the REIT in respect of such Units and all other Units tendered for redemption in the same calendar month must not exceed $50,000 (provided that such limitation may be waived at the discretion of the Trustees); (ii) on the date such Units are tendered for redemption, the outstanding Units must be listed for trading on the TSX or traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; (iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, in any market where the Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten-day trading period commencing immediately before the Redemption Date; and (iv) the redemption of the Units must not result in the delisting of the Units from the principal stock exchange on which the Units are listed.

Cash payable on redemptions will be paid pro rata to all Unitholders tendering Units for redemption in any month. To the extent a Unitholder is not entitled to receive cash upon the redemption of Units as a result of any of the foregoing limitations, then the balance of the Redemption Price for such Units will, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution in specie to such Unitholder of Redemption Notes. In the event of distributions of Redemption Notes, each Redemption Note so distributed to the redeeming holder of Units shall be in the principal amount of $100 or such other amount as may be determined by the Trustees. No fractional Redemption Notes shall be distributed and where the number of Redemption Notes to be received upon redemption by a holder of Units would otherwise include a fraction, that number shall be rounded down to the next lowest whole number. The Trustees may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to the Declaration of Trust all amounts required by law to be so withheld. Where the REIT makes a distribution in specie on the redemption of Units of a Unitholder, the REIT currently intends to allocate to that Unitholder any capital gain or income realized by the REIT on or in connection with such distribution.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Units. Redemption Notes which may be distributed to holders of Units in connection with a redemption will not be listed on any exchange, no market is expected to develop in Redemption Notes and such securities may be subject to an indefinite “hold period” or other resale restrictions under applicable securities laws. Redemption Notes so distributed may not be qualified investments for Exempt Plans, depending upon the circumstances at the time.

Purchases of Units by the REIT

The REIT may from time to time purchase Units in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange and regulatory policies. Any such purchase will constitute an “issuer bid” under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid or issuer bid is made for Units within the meaning of the Securities Act and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who do not accept the offer either, at the election of each Unitholder, on the terms offered by the offeror or at the fair value of such Unitholder’s Units determined in accordance with the procedures set out in the Declaration of Trust.

The Declaration of Trust and the Operating Agreement provide that in the event that a non-exempt take-over bid from a person acting at arm’s length to holders of Class B Units (or any affiliate or associate thereof) is made for Units, unless the take-over bid is structured to (i) permit holders of Class B Units to both redeem for Units and tender conditional on take-up, or (ii) such that the offer is made for all Class B Units on identical terms, then from and after the first take-up of Units under the said take-over bid (provided that not less than 25% of the Units other than Units held at the date of the take-over bid by the offeror or associates or affiliates of the offeror are so taken up) the terms and conditions of the Class B Units held by persons other than the offeror (or any affiliate or associate thereof will automatically (without further action) be amended such that the redemption rate shall be varied to equal 110% of the redemption rate then in effect (such that on conversion, exercise, redemption or exchange the holder shall receive 1.1 Units for each Unit that the holder would otherwise have received). Notwithstanding any adjustment on completion of an exclusionary offer as described above, the distribution rights attaching to the Class B Units will also not be adjusted until the redemption right is actually exercised.

Non-Certificated Inventory System

Other than pursuant to certain exceptions, registration of interests in and transfers of Units held through CDS, or its nominee, will be made electronically through the NCI system of CDS. Units held in CDS must be purchased, transferred and surrendered for redemption through a CDS participant, which includes securities brokers and dealers, banks and trust companies. All rights of Unitholders who hold Units in CDS must be exercised through, and all payments or other property to which such Unitholders are entitled will be made or delivered by CDS or the CDS participant through which the Unitholder holds such Units. A holder of a Unit participating in the NCI system will not be entitled to a certificate or other instrument from the REIT or the REIT’s transfer agent evidencing that person’s interest in or ownership of Units, nor, to the extent applicable, will such Unitholder be shown on the records maintained by CDS, except through an agent who is a CDS participant.

The ability of a beneficial owner of Units to pledge such Units or otherwise take action with respect to such Unitholder’s interest in such Units (other than through a CDS participant) may be limited due to the lack of a physical certificate.

Issuance of Units

The REIT may issue new Units from time to time, in such manner, for such consideration and to such person or persons as the Trustees shall determine. Unitholders will not have any pre-emptive rights whereby additional Units proposed to be issued would be first offered to existing Unitholders, except that for so long as the Bailey/Hughes Holders continue to beneficially own, in the aggregate, directly or indirectly, at least 10% of the outstanding Units of the REIT (determined as if all Class B Units are redeemed for Units), the Bailey/Hughes Holders will have the pre-emptive right to purchase additional Units issued by the REIT to maintain its pro rata interest in the REIT. If the Trustees determine that the REIT does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Units having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution.

The REIT may also issue new Units (or securities exchangeable into Units) (i) as consideration for the acquisition of new properties or assets by it, at a price or for the consideration determined by the Trustees, (ii) pursuant to any incentive or option plan established by the REIT from time to time, (iii) pursuant to a distribution reinvestment plan of the REIT, or (iv) pursuant to a Unitholder rights plan of the REIT.

The Declaration of Trust also provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated so that each Unitholder will hold, after the consolidation, the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts distributed represent income, Non-Resident holders will be subject to withholding tax and the consolidation will not result in such Non-Resident Unitholders holding the same number of Units. Such Non-Resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing post-consolidation Units.

Information and Reports

The REIT furnishes to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by the Declaration of Trust and by applicable law. Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) information as required by applicable tax and securities laws.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time. Certain amendments require approval by at least two-thirds of the votes cast at a meeting of Unitholders called for such purpose. Other amendments to the Declaration of Trust require approval by a majority of the votes cast at a meeting of Unitholders called for such purpose.

Except as described below, the following amendments, among others, require the approval of two-thirds of the votes cast by all Unitholders at a meeting:

(i)	an exchange, reclassification or cancellation of all or part of the Units;

(ii)	the addition, change or removal of the rights, privileges, restrictions or conditions attached to the Units;

(iii)	any constraint on the issue, transfer or ownership of the Units or the change or removal of such constraint;

(iv)	any sale or transfer of the assets of the REIT as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the REIT approved by the Trustees and not prejudicial to Unitholders);

(v)	the termination of the REIT or its Subsidiaries (other than as part of an internal reorganization of the assets of the REIT or its Subsidiaries as approved by the Trustees and not prejudicial to Unitholders);

(vi)	the combination, amalgamation or arrangement of any of the REIT or its Subsidiaries with any other entity (other than as part of an internal reorganization of the assets of the REIT or its Subsidiaries as approved by the Trustees and not prejudicial to Unitholders); and

(vii)	except as described herein, the amendment of the investment guidelines and operating policies of the REIT. See “Investment Guidelines and Operating Policies – Amendments to Investment Guidelines and Operating Policies”.

Notwithstanding the foregoing, the Trustees may, without the approval of the Unitholders, but subject to the prior approval of the TSX, make certain amendments to the Declaration of Trust, including amendments:

(i)	aimed at ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over: (a) the Trustees or the REIT; (b) the continuing status of the REIT as a “mutual fund trust” under the Tax Act; (c) the continuing status of the REIT as a “real estate investment trust” for U.S. federal income tax purposes; or (d) the distribution of Units;

(ii)	which, in the opinion of the Trustees, provide additional protection for the Unitholders;

(iii)	to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(iv)	which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies between the disclosure in the IPO prospectus dated May 11, 2018 and the Declaration of Trust;

(v)	of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;

(vi)	which, in the opinion of the Trustees, are necessary or desirable: (a) to ensure continuing compliance with IFRS; or (b) to ensure the Units are classified as equity for purposes of IFRS;

(vii)	which, in the opinion of the Trustees, are necessary or desirable to enable the REIT to implement a Unit option or purchase plan or issue Units for which the purchase price is payable in instalments;

(viii)	which, in the opinion of the Trustees, are necessary or desirable for the REIT to qualify for a particular status under, or as a result of changes in, taxation or other laws, or the interpretation of such laws, including to qualify for the definition of “real estate investment trust” in the Tax Act and the Code or to otherwise prevent the REIT or any of its Subsidiaries from becoming subject to tax under the SIFT Rules;

(ix)	to create one or more additional classes of units solely to provide voting rights to holders of shares, units or other securities that are exchangeable, redeemable, exercisable or convertible for Units entitling the holder thereof to a number of votes not exceeding the number of Units into which the exchangeable shares, units or other securities are exchangeable, redeemable, exercisable or convertible but that do not otherwise entitle the holder thereof to any rights with respect to the REIT’s property or income other than a return of capital; and

(x)	for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required) which, in the opinion of the Trustees, is not prejudicial to Unitholders and is necessary or desirable.

On May 11, 2022, upon approval by the Unitholders of the REIT at the REIT’s annual general and special meeting of Unitholders, the REIT amended the Declaration of Trust to increase the maximum number of Trustees of the REIT from nine to ten. A copy of the Declaration of Trust is available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

2025 Convertible Debentures

General

On September 3, 2020, the REIT completed a public offering (the “2025 Convertible Debenture Offering”) on a bought deal basis of $40 million aggregate principal amount of 5.00% convertible unsecured subordinated debentures due September 30, 2025 (the “2025 Convertible Debentures”) to a syndicate of underwriters led by BMO Capital Markets. On October 5, 2020, the REIT completed the issue and sale of an additional $2.5 million of 2025 Convertible Debentures pursuant to the partial exercise of an over-allotment option that was granted to the syndicate of underwriters, bringing the aggregate gross proceeds of the 2025 Convertible Debenture Offering to $42.5 million. The net proceeds from the 2025 Convertible Debenture Offering were used by the REIT to repay a portion of amounts outstanding under the Credit Facility and for general trust purposes.

The 2025 Convertible Debentures were offered in all provinces and territories of Canada pursuant to the final short form base shelf prospectus dated November 8, 2019 and a prospectus supplement dated August 31, 2020. A copy of the base shelf prospectus and prospectus supplement are available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

The 2025 Convertible Debentures were redeemed on January 3, 2025, in accordance with their terms, representing an aggregate principal amount of $41.5 million, at a total redemption price of $1,000 plus accrued and unpaid interest of $13.01 per $1,000 principal amount. As of December 31, 2024, prior to redemption, the REIT had approximately $41.8 million in 2025 Convertible Debentures outstanding at a contractual interest rate of 5.00% with a conversion price of $14.40 per Unit.

Exemptive Relief

Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) provides a number of circumstances in which a transaction between an issuer and a related party may be subject to formal valuation and minority approval requirements under MI 61-101. An exemption from such requirements is available when the fair market value of the transaction does not exceed more than 25% of the market capitalization of the issuer. The REIT has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and formal valuation requirements for transactions that would have a value of less than 25% of the REIT’s market capitalization, if the Class B Units are included in the calculation of the REIT’s market capitalization. As a result, the 25% threshold, above which the minority approval and formal valuation requirements would apply, is increased to include the approximately 38% indirect redeemable equity interest in the REIT held in the form of Class B Units of BSR Trust.

U.S. Holdco

U.S. Holdco is a corporation incorporated under the laws of the State of Delaware. The REIT owns all of the issued and outstanding common shares and preferred shares of U.S. Holdco. U.S. Holdco owns all of the issued and outstanding Class A Units of BSR Trust, LLC. The board of directors of U.S. Holdco is determined (and may be removed without cause) by the REIT; provided that the board of directors of U.S. Holdco shall always be comprised of a majority of (i) U.S. residents, and (ii) individuals who are neither employed by nor affiliated with the Bailey/Hughes Holders.

The operations of U.S. Holdco are subject to the terms of its constating documents, which provide, among other things, (i) that U.S. Holdco must operate in a manner consistent with the governance and other terms of the Declaration of Trust, including the investment guidelines and operating principles set out therein, and (ii) certain fundamental actions to be taken by U.S. Holdco (including items such as acquisitions, dispositions and refinancings of real property) will require the approval of two-thirds of the U.S. Holdco directors, subject to situations where individuals must abstain from voting due to a conflict of interest or under applicable law.

BSR Trust, LLC

General

BSR Trust, LLC is a Delaware limited liability company governed by the Operating Agreement and the laws of the State of Delaware. The registered and head office of BSR Trust, LLC is located at 1209 Orange Street, Wilmington, Delaware, U.S.A, 19801. The principal place of business of BSR Trust, LLC is located at 1400 West Markham Street, Suite 202, Little Rock, Arkansas, U.S.A, 72201. The sole holder of the Class A Units of BSR Trust, LLC is U.S. Holdco. The board of directors of BSR Trust, LLC is determined (and may be removed without cause) by U.S. Holdco; provided that the board of directors of BSR Trust, LLC shall always be comprised of a majority of (i) U.S. residents, and (ii) individuals who are neither employed by nor affiliated with the Bailey/Hughes Holders. BSR Trust, LLC is treated as a partnership for U.S. federal income tax purposes.

The REIT is considered an UPREIT for U.S. federal income tax purposes. An UPREIT is a structure that REITs often use to acquire real property from sellers on a tax deferred basis for U.S. federal income tax purposes because the sellers can generally accept equity interests and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties. Such sellers may also desire to achieve diversity in their investment and other benefits afforded to unitholders in a real estate investment trust. For purposes of satisfying the asset and income tests for qualification as a real estate investment trust for U.S. federal income tax purposes, the REIT’s proportionate share of the assets and income of BSR Trust, LLC will be deemed to be assets and income of the REIT, so long as BSR Trust, LLC continues to be treated as a partnership for U.S. federal income tax purposes.

BSR Trust, LLC Units

Class A Units

BSR Trust, LLC currently has outstanding Class A Units, all of which are held by U.S. Holdco. Class A Units are not economically equivalent to the Units in any regard and do not carry a voting right with respect to matters put before Unitholders of the REIT for a vote.

Transfers of Class A Units are generally not permitted subject to limited exceptions, including transfers from a legal entity to an affiliate, Subsidiary or successor in interest of such entity.

As of December 31, 2024, there were 37,931,678 Class A Units issued and outstanding.

Class B Units

BSR Trust, LLC currently has outstanding Class B Units, the majority of which are held by the Legacy BSR Holders, including, for greater certainty, the Bailey/Hughes Holders. The Class B Units are, in all material respects, economically equivalent to the Units on a per unit basis, and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR Trust, LLC in its sole discretion. The holders of Class B Units are entitled to receive distributions from BSR Trust, LLC on the same per unit basis as holders of Units. However, Class B Units do not carry a voting right with respect to matters put before Unitholders of the REIT for a vote. The Class B Units are non-voting as a result of tax considerations applicable to the cross-border REIT structure, and do not give the Legacy BSR Holders any enhanced economic or voting power at the REIT level relative to the voting public Unitholders. Accordingly, the Class B Units do not create a traditional dual-class voting structure of the REIT.

Transfers of Class B Units are generally not permitted subject to limited exceptions, including (i) pursuant to the redemption of the Class B Units, (ii) transfers from a legal entity to an affiliate, Subsidiary or successor in interest of such entity, and (iii) with regards to Class B Units only, transfers to other Class B Unitholders, provided that the Bailey/Hughes Holders may only acquire (and not sell) such Class B Units.

Class B Units have in the past and may be subsequently issued to U.S. persons in connection with the acquisition of additional properties by the REIT in the United States.

As of December 31, 2024, there were 20,091,704 Class B Units issued and outstanding.

Redemption Rights

The holders of Class B Units, acting individually, have the right to cause BSR Trust, LLC to redeem all or a portion of such Class B Units for a cash payment of equivalent value or Units, as determined by BSR Trust, LLC and as directed by the REIT in their sole discretion. If BSR Trust, LLC elects to redeem Class B Units for Units, the REIT will generally deliver (indirectly) one Unit for each Class B Unit redeemed (subject to customary anti-dilution adjustments). In connection with the exercise of these redemption rights, a holder of Class B Units will be required to make certain representations, including that the delivery of Units upon redemption will not result in such holder owning Units in excess of the ownership limits in the Declaration of Trust.

Compulsory Acquisition

The Operating Agreement provides that in the event of an acquisition of not less than 90% of the Units (including Units issuable upon the redemption of Class B Units) by a person (including persons acting jointly or in concert with such person), BSR Trust, LLC will have the right, subject to applicable laws, to acquire outstanding Class B Units in exchange for an equal number of Units, subject to adjustments for splits, consolidations and reorganizations in accordance with the Declaration of Trust.

Operation

The Operating Agreement requires that BSR Trust, LLC be operated in a manner that will enable the REIT to (i) satisfy the requirements for being classified as a real estate investment trust for U.S. federal income tax purposes, unless the Board elects for the REIT to cease to qualify as a real estate investment trust, (ii) not be subject to any federal income or excise tax liability, unless the Board elects for the REIT to cease to qualify as a real estate investment trust, and (iii) ensure that BSR Trust, LLC will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code, which classification could result in BSR Trust, LLC being taxed as a corporation for U.S. federal income tax purposes, rather than as a partnership.

The authority of U.S. Holdco with respect to BSR Trust, LLC is limited to certain matters delegated to it by the REIT and its Board. U.S. Holdco’s authority is also limited in certain other respects. In particular, pursuant to the Investor Rights Agreement, certain material transactions taken by the REIT or BSR Trust, LLC require the approval of the REIT (through its control of U.S. Holdco) and the Bailey/Hughes Holders (for so long as the Bailey/Hughes Holders own, in the aggregate, 33% or more of the Units (determined as if all Class B Units are redeemed for Units)). See “Arrangements with Retained Interest Holders – Investor Rights Agreement.”

The operations of BSR Trust, LLC are subject to the terms of the Operating Agreement, which provide, among other things, that (i) BSR Trust, LLC must operate in a manner consistent with the governance and other terms of the Declaration of Trust, including the investment guidelines and operating principles set out therein, and (ii) certain fundamental actions to be taken by BSR Trust, LLC (including items such as acquisitions, dispositions and refinancings of real property) require the approval of two-thirds of the BSR Trust, LLC directors, subject to situations where individuals must abstain from voting due to a conflict of interest or under applicable law.

Distributions and Allocations of Profits and Losses

The Operating Agreement generally provides that BSR Trust, LLC will distribute cash flow from operations and, except as provided below, net sales proceeds from the disposition of assets, to all of the members of BSR Trust, LLC pro rata in accordance with their ownership interests. Upon the liquidation of BSR Trust, LLC, after payment of (or adequate provision for) debts and obligations, any remaining assets of BSR Trust, LLC will be distributed in accordance with the distribution provisions contained in the Operating Agreement. The holders of Class B Units are entitled to receive distributions from BSR Trust, LLC proportionately to the distributions made by the REIT to holders of Units.

The Operating Agreement provides that generally, net income, net loss and, to the extent necessary, individual items of income, gain, loss or deduction of BSR Trust, LLC will be allocated among the members pro rata in accordance with their ownership interests.

If the REIT elects to cause BSR Trust, LLC to admit additional members to BSR Trust, LLC, the distributions and allocations of profits and losses to the members generally will be pro rata in accordance with their ownership interests.

In addition to the administrative and operating costs and expenses incurred by BSR Trust, LLC and its Subsidiaries in acquiring, operating and servicing their assets, BSR Trust, LLC will either pay the administrative costs and expenses of U.S. Holdco directly or make cash distributions to reimburse for expenses incurred by U.S. Holdco. For U.S. federal income tax purposes, such expenses will be treated as expenses of BSR Trust, LLC. Such expenses will include, but not be limited to:

•	administrative and operating costs and expenses and other expenses, including any salaries or other payments to directors, officers and/or employees, including any 401(k) plan or other incentive, bonus or compensation plan, and any accounting and legal expenses;

•	costs and expenses relating to the formation and continuity of existence of the REIT, including taxes, fees and assessments associated therewith, any and all costs, expenses or fees payable to any director, officer or employee of the REIT;

•	costs and expenses associated with the preparation and filing of any periodic reports by the REIT under Canadian federal or provincial laws or regulations and U.S. federal, state or local laws or regulations;

•	costs and expenses associated with compliance by the REIT with laws, rules and regulations promulgated by any regulatory body; and

•	costs and expenses relating to any issuance, redemption or repurchase of Units or other securities by the REIT.

Indemnification

To the fullest extent permitted by law, the Operating Agreement provides for indemnification of any person for any loss incurred by such a person by reason of such person’s status as the REIT or a director, officer, employee, agent or affiliate of the REIT or BSR Trust, LLC.

Tax Matters

Susan Rosenbaum is the “partnership representative” of BSR Trust, LLC for U.S. federal income tax purposes pursuant to Section 6223 of the Code, and as such, will have authority to make tax decisions under the Code on behalf of BSR Trust, LLC. BSR Trust, LLC files a U.S. federal income tax return annually on IRS Form 1065 (or such other successor form) or on any other IRS form as may be required.

Coattails

A transfer of Class B Units is not permitted unless: (i) the conditions of such transfer would not require the acquiror to make an offer to Unitholders to acquire Units on the same terms and conditions under applicable securities laws if all outstanding Class B Units were converted into Units immediately prior to the transfer, or (ii) the acquiror submits an identical and contemporaneous offer to Unitholders and acquires such Class B Units along with a proportionate number of Units actually tendered to such identical offer.

Market for Securities

Trading Price and Volume

Units

The Units are listed for trading on the TSX in U.S. dollars under the symbol “HOM.U” and in Canadian dollars under the symbol “HOM.UN”. The following table shows the monthly range of high and low prices per Unit and total monthly volumes traded on the TSX for the year ended December 31, 2024.

Period	Price Per Unit Monthly High		Price Per Unit Monthly Low		Total Monthly Volume (Units)
	(C$)	(US$)	(C$)	(US$)
January 2024	16.30	12.22	15.16	11.24	1,328,510
February 2024	15.95	11.97	14.74	11.01	875,578
March 2024	15.76	11.70	14.32	10.53	1,594,484
April 2024	15.55	11.44	14.52	10.60	1,120,630
May 2024	16.02	11.75	14.61	10.65	840,597
June 2024	16.41	11.99	14.96	10.92	830,655
July 2024	17.20	12.50	15.76	11.57	925,953
August 2024	18.33	13.56	16.82	12.20	1,134,962
September 2024	19.63	14.48	17.75	13.16	1,974,819
October 2024	19.28	14.25	17.72	12.81	868,330
November 2024	18.60	13.50	17.42	12.52	1,011,890
December 2024	18.78	13.37	17.17	11.98	933,010

2025 Convertible Debentures

The 2025 Convertible Debentures were listed for trading on the TSX in U.S. dollars under the symbol “HOM.DB.U” through to January 3, 2025. The following table shows the monthly range of high and low prices per $100 principal of Convertible Debentures and total monthly volumes traded on the TSX for the year ended December 31, 2024.

Period	Price Per $100 Monthly High (US$)	Price Per $100 Monthly Low (US$)	Total Monthly Volume
January 2024	97.00	95.00	107,000
February 2024	96.50	95.00	395,000
March 2024	99.58	94.01	344,000
April 2024	96.00	94.50	572,000
May 2024	96.42	94.50	2,259,000
June 2024	96.99	95.00	244,000
July 2024	98.00	96.05	146,000
August 2024	100.00	96.36	1,749,000
September 2024	102.75	100.01	604,000
October 2024	102.50	100.00	595,000
November 2024	101.00	99.51	717,000
December 2024	100.50	99.72	557,000

Prior Sales of Unlisted Securities

The following table sets forth the details regarding all issuances of unlisted securities (including securities convertible into or redeemable for Units) during the most recently completed financial year.

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price (US$)
January 1, 2024 - December 31, 2024	Deferred Units	Deferred Units granted to Trustees of the REIT in satisfaction of retainer fees	72,393	$11.06 - $14.13
January 1, 2024 - December 31, 2024	Deferred Units	Deferred Units granted to Trustees of the REIT as distribution equivalents	15,002	$10.96 - $14.05
January 1, 2024 - December 31, 2024	Restricted Units	Restricted Units granted to executive officers of the REIT	40,240	$11.36
January 1, 2024 - December 31, 2024	Performance Units	Performance Units granted to executive officers of the REIT	60,360	$11.36
January 1, 2024 - December 31, 2024	Restricted Units	Restricted Units granted to executive officers of the REIT as distribution equivalents	2,766	$11.06 - $14.05
January 1, 2024 - December 31, 2024	Performance Units	Performance Units granted to executive officers of the REIT as distribution equivalents	7,366	$11.06 - $14.05

Arrangements with Retained Interest Holders

Retained Interest

As of December 31, 2024, the Bailey/Hughes Holders owned, in the aggregate, 16,079,276 Class B Units and 4,898,501 Units, together representing an aggregate approximate 39% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

The Bailey/Hughes Holders are party to the Investor Rights Agreement which, among other things, gives the Bailey/Hughes Holders certain nomination rights, Piggy-Back Registration Rights, Demand Registration Rights, Consent Rights and tag-along rights (each as defined below). See below under “Arrangements with Retained Interest Holders – Investor Rights Agreement”. The Bailey/Hughes Holders are also party to the Bailey/Hughes Unitholders Agreement which, among other things, sets out how the Bailey/Hughes Holders may collectively assert their rights under the Investor Rights Agreement. See below under “Arrangements with Retained Interest Holders – Bailey/Hughes Unitholder Agreement”.

Investor Rights Agreement

The following is a summary of certain provisions of the Investor Rights Agreement, which is a material contract for the REIT and is qualified in its entirety by reference to all of the provisions of such agreement. The Investor Rights Agreement is available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Nomination Rights

Pursuant to the Investor Rights Agreement, the Bailey/Hughes Holders are granted the right to nominate three Trustees (such nominees will be subject to election together with the remaining Trustees at annual meetings of Unitholders) subject to the Bailey/Hughes Holders owning, in the aggregate, 30% or more of the then-outstanding Units, such number being reduced to two nominees if the Bailey/Hughes Holders own, in the aggregate, less than 30% but 20% or more of the then-outstanding Units, and further reduced to one nominee if the Bailey/Hughes Holders own, in the aggregate, less than 20% but 10% or more of the then-outstanding Units (in each case, determined as if all Class B Units are redeemed for Units). Upon the Bailey/Hughes Holders’ aggregate ownership falling below 10%, the Bailey/Hughes Holders will not have any Board nomination rights.

Additionally, pursuant to an amendment to the Investor Rights Agreement on January 1, 2022, for so long as the Bailey/Hughes Holders have nomination rights under the Investor Rights Agreement, the Board of Trustees will be restricted from nominating more than ten Trustees (previously, seven Trustees). For clarity, this restriction will not affect the ability of a Unitholder to nominate Trustees in accordance with the terms of the Declaration of Trust or applicable law. As of December 31, 2024, the Bailey/Hughes Holders owned, in the aggregate, 39% of the outstanding Units (determined as if all Class B Units are redeemed for Units) and are therefore entitled to nominate three Trustees at annual meetings of Unitholders. Currently, John S. Bailey, W. Daniel Hughes, Jr. and William A. Halter serve on the Board pursuant to the Bailey/Hughes Holders’ nomination right.

Consent Rights

Pursuant to the Investor Rights Agreement, the following transactions shall require the consent of the Bailey/Hughes Holders (the “Consent Rights”), provided that the Bailey/Hughes Holders own, in the aggregate, 33% or more of the Units (determined as if all Class B Units are redeemed for Units):

•	the REIT and/or BSR Trust, LLC entering into a merger, consolidation or business combination, not in the ordinary course of business;

•	selling, assigning, conveying or otherwise disposing of all or substantially all of BSR Trust, LLC’s assets;

•	adopting any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or recapitalization or commencement of any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors or the REIT and/or BSR Trust, LLC;

•	adding, changing or removing any restriction on the business or businesses that BSR Trust, LLC may carry on;

•	effecting any subdivision, re-division, consolidation, exchange, reclassification, reorganization, recapitalization, split, combination or similar change in any units or other securities of BSR Trust, LLC;

•	changing the size of the Board of Trustees of the REIT; and

•	agreeing or committing to any of the preceding actions.

Registration Rights

The Investor Rights Agreement provides the Bailey/Hughes Holders with the right (the “Piggy-Back Registration Right”), among others, to require the REIT to include Units (including Units issuable upon the redemption of Class B Units) held by Bailey/Hughes Holders in any future offering undertaken by the REIT by way of prospectus that it may file with applicable Canadian securities regulatory authorities (a “Piggy-Back Distribution”). The REIT will be required to use reasonable commercial efforts to cause to be included in the Piggy-Back Distribution all of the Units the Bailey/Hughes Holders request to be sold, provided that if the Piggy-Back Distribution involves an underwriting and the lead underwriter determines that the total number of Units to be included in such Piggy-Back Distribution should be limited for certain prescribed reasons, the Units to be included in the Piggy-Back Distribution will be first allocated to the REIT.

In addition, the Investor Rights Agreement provides the Bailey/Hughes Holders with the right (the “Demand Registration Right”) to require the REIT to use reasonable commercial efforts to file one or more prospectuses with applicable Canadian securities regulatory authorities, qualifying Units held (or issuable upon the redemption of Class B Units) by the Bailey/Hughes Holders for distribution (a “Demand Distribution”), provided that such Demand Registration Right may only be exercised by one designee on behalf the Bailey Holders and one designee on behalf of the Hughes Holders, respectively. The designee for the Bailey Holders and the designee for the Hughes Holders are each entitled to request not more than one Demand Distribution per calendar year and each request for a Demand Distribution must relate to such number of Units that would reasonably be expected to result in gross proceeds of at least $15 million. The REIT may also distribute Units in connection with a Demand Distribution provided that if the Demand Distribution involves an underwriting and the lead underwriter determines that the total number of Units to be included in such Demand Distribution should be limited for certain prescribed reasons, the Units to be included in the Demand Distribution will be first allocated to the Bailey/Hughes Holders.

Each of the Piggy-Back Registration Right and the Demand Registration Right are exercisable provided that the Bailey/Hughes Holder exercising such rights, together with its affiliates and joint actors, collectively own, in the aggregate, at least 10% of the Units (determined as if all Class B Units are redeemed for Units) at the time of exercise. The Piggy-Back Registration Right and the Demand Registration Right are subject to various conditions and limitations, and the REIT is entitled to defer any Demand Distribution in certain circumstances for a period not exceeding 90 days. The expenses in respect of a Piggy-Back Distribution, subject to certain exceptions, will be borne by the REIT, except that any underwriting fee on the sale of Units by the Bailey/Hughes Holders and the fees of the Bailey/Hughes Holders’ external legal counsel will be borne by the Bailey/Hughes Holders. The expenses in respect of a Demand Distribution, subject to certain exceptions, will be borne by the REIT and the Bailey/Hughes Holders on a proportionate basis according to the number of Units distributed by each.

Pursuant to the Investor Rights Agreement, the REIT has agreed to indemnify the Bailey/Hughes Holders for any misrepresentation in a prospectus under which the Bailey/Hughes Holders’ Units are distributed (other than in respect of any prospectus disclosure provided by the Bailey/Hughes Holders, in respect of the Bailey/Hughes Holders). The Bailey Holders have agreed to indemnify the REIT and any selling Hughes Holders for any prospectus disclosure provided by the Bailey Holders in respect of the Bailey Holders. The Hughes Holders have agreed to indemnify the REIT and any selling Bailey Holders for any prospectus disclosure by the Hughes Holders in respect of the Hughes Holders.

The REIT has not and will not, pursuant to the Investor Rights Agreement or otherwise, have any obligation to register, nor will it register, Units under the U.S. Securities Act.

Pre-Emptive Rights

In the event the REIT, BSR Trust, LLC or one of their Subsidiaries decides to issue equity securities of the REIT or BSR Trust, LLC or securities convertible into or exchangeable or redeemable for equity securities of the REIT or BSR Trust, LLC or an option or other right to acquire such securities other than to an affiliate thereof, the Investor Rights Agreement provides that the Bailey/Hughes Holders, for so long as they continue to own, in the aggregate, at least 10% of the outstanding REIT Units (determined as if all Class B Units are redeemed for Units), have pre-emptive rights to purchase Units, Class B Units or such other securities as are being contemplated for issuance by the REIT, BSR Trust, LLC or one of their Subsidiaries to maintain their pro rata ownership interest in the REIT. Notice of exercise of such rights is to be provided in advance of the commencement of any offering of securities of the REIT or BSR Trust, LLC or such other securities as are being contemplated for issuance and otherwise in accordance with the terms and conditions to be set out in the Operating Agreement.

The pre-emptive rights do not apply to issuances in the following circumstances:

•	to participants in a distribution reinvestment plan or similar plan;

•	in respect of the exercise or issuance of options, warrants, rights or other securities issued under security based compensation arrangements of the REIT or BSR Trust, LLC;

•	in respect of the exercise of the Class B Unit redemption right for Units;

•	to Unitholders in lieu of cash distributions;

•	as full or partial consideration for the purchase of real property by the REIT or its subsidiaries;

•	in respect of the exercise by a holder of a conversion, exchange or other similar right pursuant to the terms of a security in respect of which the Bailey/Hughes Holders were granted the right to exercise their pre-emptive rights or in respect of which the pre-emptive rights did not apply;

•	pursuant to a unitholders’ rights plan of the REIT; and

•	to the REIT, the BSR Trust, LLC or any Subsidiary or affiliate.

Drag-Along Rights

If the REIT enters into a transaction that will involve: (i) the transfer, directly or indirectly, of all or substantially all of its assets to a third party and the subsequent winding up, dissolution or termination of the REIT, or (ii) the exchange of Units for securities of a third party issuer or successor issuer, then the Investor Rights Agreement provides that each of the Bailey/Hughes Holders (if at such time, the Bailey/Hughes Holders own, in the aggregate, directly or indirectly, 20% or less of the outstanding Units (determined as if all Class B Units are redeemed for Units)) will be obligated to, upon the written request of the REIT, exercise their respective redemption right in respect of the Class B Units then held by the Bailey/Hughes Holders.

Tag-Along Rights

For so long as the Bailey/Hughes Holders own, in the aggregate, directly or indirectly, at least 10% of the outstanding Units (determined as if all Class B Units are redeemed for Units) the Bailey/Hughes Holders have tag-along rights that apply in respect of any sale by the REIT of its interest in BSR Trust, LLC.

Bailey/Hughes Unitholder Agreement

The following is a summary of certain provisions of the Bailey/Hughes Unitholders Agreement, which is qualified in its entirety by reference to all of the provisions of such agreement. The Bailey/Hughes Unitholders Agreement is available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

The Bailey/Hughes Unitholders Agreement sets out how the Bailey/Hughes Holders may collectively assert their rights under the Investor Rights Agreement. For purposes of the Bailey/Hughes Unitholders Agreement, each Bailey/Hughes Holder is entitled to one vote for each Class B Unit or Unit owned by such Bailey/Hughes Holder.

With regard to the Trustee nomination rights provided for in the Investor Rights Agreement, the Bailey Holders are permitted to submit for nomination two nominees, and the Hughes Holders are permitted to submit for nomination one nominee. In the event that the collective holdings of the Bailey/Hughes Holders decrease to a level that allows for fewer than three nominees, the ownership of the Bailey Holders or the Hughes Holders as a percentage of the total remaining ownership of the Bailey/Hughes Holders will determine which subgroup has the right to nominate the nominee(s), as the case may be.

With regard to the Consent Rights provided for in the Investor Rights Agreement, the Bailey/Hughes Holders will vote as to whether to assert any such right and a simple majority of votes cast will govern.

The exercise of a Demand Registration Right shall be determined by a simple majority vote of the Bailey Holders or the Hughes Holders, as the case may be, and either subgroup in their exercise of such Demand Registration Right will elect a designee to act on behalf of such subgroup.

The pre-emptive rights, Piggy-Back Registration Rights and tag-along rights may be exercised by individual Bailey/Hughes Holders. In addition, the Bailey/Hughes Holders have elected John S. Bailey to serve as the designee of the Bailey/Hughes Holders to act on behalf of the group.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

As of December 31, 2024, to the knowledge of the REIT, no Units are subject to a contractual restriction on transfer.

Management of the REIT

Governance and Board of Trustees

The Declaration of Trust provides that, subject to certain conditions, the Trustees have absolute and exclusive power, control and authority over the REIT’s assets and operations, as if the Trustees were the sole and absolute legal and beneficial owners of the REIT’s assets. The governance practices, investment guidelines and operating policies of the REIT are overseen by the Board of Trustees, which consists of a minimum of one and a maximum of ten Trustees, a majority of whom must be Canadian residents. The REIT must, at all times, have a majority of Trustees who are independent within the meaning of NI 58-101; provided, however, that if at any time a majority of the Trustees are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any Trustee who was an Independent Trustee, this requirement shall not be applicable for a period of 60 days thereafter, during which time the remaining Trustees shall appoint a sufficient number of Trustees who qualify as “independent” to comply with this requirement.

The mandate of the REIT’s Board is one of stewardship and oversight of the REIT and its business. In fulfilling its mandate, the Board has adopted a written charter setting out its responsibility for, among other things, (i) participating in the development of and approving a strategic plan for the REIT; (ii) supervising the activities and managing the investments and affairs of the REIT; (iii) approving major decisions regarding the REIT; (iv) defining the roles and responsibilities of management; (v) reviewing and approving the business and investment objectives to be met by management; (vi) assessing the performance of and overseeing management; (vii) reviewing the REIT’s debt strategy; (viii) identifying and managing risk exposure; (ix) ensuring the integrity and adequacy of the REIT’s internal controls and management information systems; (x) succession planning; (xi) establishing committees of the Board, where required or prudent, and defining their mandate; (xii) maintaining records and providing reports to Unitholders; (xiii) ensuring effective and adequate communication with Unitholders, other stakeholders and the public; (xiv) determining the amount and timing of distributions to Unitholders; and (xv) acting for, voting on behalf of and representing the REIT as a holder of shares of U.S. Holdco and, indirectly, the Class A Units of BSR Trust, LLC.

The Board has adopted a written position description for the Chair of the Board, which sets out the Chair’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and Unitholder meetings, Trustee development and communicating with Unitholders and regulators. The Board has also adopted a written position description for each of the committee chairs which sets out each of the committee chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

The REIT has adopted a written Code of Conduct that applies to all Trustees, officers, and management of the REIT and its Subsidiaries. The objective of the Code of Conduct is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the REIT and its Subsidiaries. The Code of Conduct addresses conflicts of interest, protecting the REIT’s assets, confidentiality, fair dealing with security holders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. Any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the REIT’s best interests or that may give rise to real, potential or the appearance of conflicts of interest. The Board has the ultimate responsibility for the stewardship of the Code of Conduct. The Code of Conduct has been filed with the Canadian securities regulatory authorities under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

The standard of care and duties of the Trustees provided in the Declaration of Trust are similar to those imposed on directors of a corporation governed by the CBCA. Accordingly, each Trustee is required to exercise the powers and discharge the duties of his or her office honestly, in good faith and in the best interests of the REIT and, in connection therewith, to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee is entitled to indemnification from the REIT in respect of the exercise of the Trustee’s powers and the discharge of the Trustee’s duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of the REIT or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his or her conduct was lawful.

Trustees are elected at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting, or until a successor is appointed, and are eligible for re-election. Other than the Bailey/Hughes Holders’ nominees (determined from time to time based on ownership levels) nominated by the Bailey/Hughes Holders in connection with their nomination right described under “Arrangements with Retained Interest Holders – Investor Rights Agreement”, nominees are nominated by the Compensation, Governance and Nominating Committee, in each case for election by Unitholders as Trustees in accordance with the provisions of the Declaration of Trust and are included in the proxy-related materials sent to Unitholders prior to each annual meeting of Unitholders.

A quorum of the Trustees, being the majority of the Trustees then holding office (provided a majority of the Trustees comprising such quorum are residents of Canada), are permitted to fill a vacancy in the Board, except a vacancy resulting from an increase in the number of Trustees, from a failure of the Unitholders to elect the required number of Trustees or a vacancy in the Trustee appointed by virtue of serving as Chief Executive Officer of the REIT. In the absence of a quorum of Trustees, or if the vacancy has arisen from an increase in the number of Trustees other than in accordance with the provision regarding the appointment of trustees in the Declaration of Trust or from a failure of the Unitholders to elect the required number of Trustees, the Trustees will promptly call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call that meeting or if there is no Trustee then in office, any Unitholder will be entitled to call such meeting. Except as otherwise provided in the Declaration of Trust, the Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Unitholders, provided that the number of additional Trustees so appointed will not at any time exceed one-third of the number of Trustees who held such office at the conclusion of the immediately preceding annual meeting of Unitholders. Any Trustee may resign upon 30 days’ written notice to the REIT, unless such resignation would cause the number of remaining Trustees to be less than a quorum and may be removed by an ordinary resolution passed by a majority of the votes cast at a meeting of Unitholders.

The Investor Rights Agreement grants the Bailey/Hughes Holders the exclusive right to nominate Trustees in certain circumstances. As of the date hereof, John S. Bailey, W. Daniel Hughes, Jr. and William A. Halter serve on the Board pursuant to the Bailey/Hughes Holders’ nomination right. John S. Bailey also serves as the Chief Executive Officer of the REIT, and for so long as he serves as Chief Executive Officer, he will comprise one of the Bailey/Hughes Holders’ nominees. See “Arrangements with Retained Interest Holders – Investor Rights Agreement”.

Trustees and Executive Officers of the REIT

The following table sets forth the names and residence of those individuals who are Trustees and executive officers of the REIT as of the date hereof and/or who held such roles during the 2024 fiscal year, their current positions or offices with the REIT, the date when they first became a Trustee and/or executive officer of the REIT and their principal occupation. The term of each of the Trustees expires on the date of the REIT’s next annual meeting or until a successor is appointed.

Name and Municipality of Residence	Current Position with the REIT	Trustee or Executive Officer Since	Principal Occupation
John S. Bailey(2) Little Rock, Arkansas, USA	Board Observer, former Trustee	April 8, 2018 – May 9, 2024	Former Chief Executive Officer of the REIT
William A. Halter(8) Little Rock, Arkansas, USA	Trustee	April 8, 2018	Chief Executive Officer of Scenic Hill Solar
Bryan H. Held (5)(6) Etobicoke, Ontario, Canada	Trustee	April 8, 2018	Corporate Director
W. Daniel Hughes, Jr. Montgomery, Alabama, USA	Trustee	April 8, 2018	Chairman and Chief Executive Officer of Envolve
Neil J. Labatte Nobleton, Ontario, Canada	Former Trustee	April 8, 2018 – May 9, 2024	Corporate Director
Jane Marshall(1)(7)(8) Toronto, Ontario, Canada	Trustee	May 11, 2022	Corporate Director
Teresa Neto(3)(7) Toronto, Ontario, Canada	Trustee	January 1, 2022	Chief Financial Officer of Granite REIT
Graham D. Senst(4)(6) Toronto, Ontario, Canada	Trustee	January 9, 2018	Corporate Director
Elizabeth A. Wademan Toronto, Ontario, Canada	Former Trustee	April 8, 2018 – May 9, 2024	President and Chief Executive Officer of Canada Development Investment Corporation
Daniel M. Oberste Little Rock, Arkansas, USA	President, Chief Executive Officer and Chief Investment Officer, Trustee	April 8, 2018	President, Chief Executive Officer and Chief Investment Officer of the REIT
Susan Rosenbaum Little Rock, Arkansas, USA	Chief Operating Officer and Interim Chief Financial Officer & Corporate Secretary	April 8, 2018	Chief Operating Officer and Interim Chief Financial Officer & Corporate Secretary of the REIT

Notes:

(1)	Chair of the Board.

(2)	Non-voting observer of the Board.

(3)	Chair of the Audit Committee.

(4)	Chair of the Investment Committee.

(5)	Chair of the Compensation, Governance and Nominating Committee.

(6)	Member of the Audit Committee.

(7)	Member of the Investment Committee.

(8)	Member of the Compensation, Governance and Nominating Committee.

Neil J. Labatte and Elizabeth A. Wademan did not stand for re-election as trustees at the REIT’s annual general meeting of unitholders held on May 9, 2024. As the Declaration of Trust requires there be a majority of Canadian resident trustees, to remain compliant with such residency requirement, Mr. Bailey also did not stand for re-election as a trustee. However, Mr. Bailey, a founder of BSR Trust, LLC and the REIT’s prior Chief Executive Officer and largest unitholder, has continued to contribute to the REIT’s leadership and provide guidance to the Board in a non-voting observer capacity.

As of December 31, 2024, as a group, the Trustees and executive officers of the REIT beneficially owned, controlled or directed, directly or indirectly, 469,708 Units (excluding Deferred Units, Performance Units and Restricted Units) and 1,862,030 Class B Units, representing approximately 1.41% of the issued and outstanding voting Units and an approximate 4.36% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units). John S. Bailey and W. Daniel Hughes, Jr. beneficially owned, controlled or directed, directly or indirectly, 4,109,186 Units (excluding Deferred Units, Performance Units and Restricted Units) and 8,129,447 Class B Units, representing approximately 12.29% of the issued and outstanding voting Units and an approximate 22.87% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units). The Bailey/Hughes Holders owned, in the aggregate, a 39% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

Biographies

The following are brief profiles of the REIT’s Trustees and executive officers as of December 31, 2024, including a description of each individual’s principal occupation within the past five years.

William A. Halter – Trustee

Mr. Halter serves as a Trustee of the REIT. Lieutenant Governor William A. Halter currently serves as the Chief Executive Officer of Scenic Hill Solar, a developer, owner, and operator of solar power plants for commercial, industrial and municipal utility clients. Mr. Halter served as the Lieutenant Governor of Arkansas from January 2007 to January 2011. He was the chair of the Democratic Lieutenant Governors Association and also served as the chair of the Southern Region of the National Lieutenant Governors Association. Before his election as Lieutenant Governor, from 1999 to 2001, Mr. Halter served as Deputy Commissioner and later as Acting Commissioner of Social Security of the United States Social Security Administration. From 1993 to 1999, he served as a Senior Advisor in the Director’s Office, Office of Management and Budget, Executive Office of the President of the United States. Mr. Halter also served as Economist for the Joint Economic Committee of Congress and as the Chief Economist of the U.S. Senate Committee on Finance. Before entering public service, he served as a Management Consultant with McKinsey & Company. He has served as a Director of five public companies including Akamai Technologies Inc., InterMune Inc., Threshold Pharmaceuticals Inc., webMethods Inc., and Xenogen Corporation, Mr. Halter has also served as a Director of five privately held companies. Mr. Halter serves a Trustee Emeritus of Stanford University and has served on several Advisory Councils of Stanford. Mr. Halter is a Rhodes Scholar and holds a Master of Philosophy in Economics from Oxford University and a BA in Economics and Political Science from Stanford University where he was a Truman Scholar.

Bryan H. Held – Trustee

Mr. Held serves as a Trustee of the REIT and chair of the Compensation, Governance and Nominating Committee. Mr. Held previously served as a director and audit committee member of The Second Cup Ltd. from 2012 to 2013. Prior to that, he served as trustee of Vicwest Income Fund from 2003 to 2009, chair of the audit committee from 2003 to 2005, Chairman of the Board from 2005 to 2009 and interim Chief Executive Officer from 2006 to 2007. Mr. Held served as a director and audit committee chair of Stephenson’s Rental Services Income Fund from 2005 to 2007. Prior to this, Mr. Held was the President and Chief Executive Officer of SMK Speedy International Inc., retiring when ownership changed in 2004. He then served as chair of the audit committee for Speedy from 2004 to 2005. He also served on the audit committee of John Forsythe Shirt Company. Since 1986 and prior to joining Speedy, Mr. Held served in senior management positions in various public companies in the aerospace, manufacturing and retail industries, participating in several restructurings. Mr. Held is a Chartered Professional Accountant (FCPA, FCA) and was a partner of Arthur Andersen & Co., where he had clients in many diverse industries from 1969 to 1986. From 2014 to 2016, he served as chair of the Ontario chapter of the Institute of Corporate Directors and holds the ICD.D designation. Mr. Held has a B. Comm. from the University of Witwatersrand. Mr. Held has served on various private company and not for profit boards and is a past chair of The William Osler Health Centre.

W. Daniel Hughes, Jr. – Trustee

Mr. Hughes serves as a Trustee of the REIT. Mr. Hughes has served as the Chairman of Envolve (formerly known as LEDIC), a manager, owner and developer of multifamily properties across the United States, since 2014, and since July 2019, has served as Chairman and CEO. He was the founder of Summit Housing Partners, LLC, the predecessor to BSR Trust, LLC, and served as the Chief Executive Officer of BSR Trust, LLC. Prior to founding Summit in 1996, Mr. Hughes was an investment banker with a focus on housing and economic development. He is a trustee of the approximately $3.5 billion Alabama Heritage Fund. Mr. Hughes also serves on the State's College Counts Board of Directors, which oversees Alabama's 529 College Savings Plan, and previously served as Executive Committee Member and Treasurer of State of Alabama Archives and Historical Foundation. He is also a past member of the Board of Directors of the Montgomery Area Chamber of Commerce and was Chairman in 2009. He is a prior Trustee and Executive Committee Member for the Alabama Real Estate Research and Education Center. Mr. Hughes has a BA, an MBA and is a graduate of the Southwestern Graduate School of Banking.

Jane Marshall – Trustee

Ms. Marshall serves as a Trustee of the REIT and is Chair of the Board. Jane Marshall has more than 30 years of experience in real estate management, particularly with food and retail companies. Ms. Marshall has been a trustee of Riocan REIT since 2015. She chaired their Investment Committee from 2017 to 2022 and is now chair of Riocan’s People Culture and Compensation Committee. In 2019, she was appointed to the board of Plaza Retail REIT. Ms. Marshall spent the majority of her career in various senior leadership roles at Loblaw Companies Ltd./Weston Foods including Chief Operating Officer of Choice Properties REIT and Executive Vice President of Loblaw Properties and Business Strategy. At Loblaw, Ms. Marshall was responsible for the acquisition, development, construction and management of its portfolio of more than 65 million square feet of owned retail, warehouse and office space as well as its leased locations. She also initiated/led several strategic initiatives including the redevelopment of Maple Leaf Gardens, the acquisition of T&T Supermarkets and the IPO of Choice Properties REIT. Most recently, Ms. Marshall was the CEO of GoodLeaf Farms, where she led the development of the company’s first automated vertical farm, and the sale of a minority interest to a multinational food company in 2019. Ms. Marshall holds the ICD.D designation of the Institute of Corporate Directors.

Teresa Neto – Trustee

Ms. Neto serves as a Trustee of the REIT and chair of the Audit Committee. She is currently the Chief Financial Officer of Granite REIT, appointed in July 2019. Previously, since 2010, Ms. Neto has held CFO positions at five publicly-traded real estate investment trusts in Canada, most recently with Pure Industrial Real Estate Trust from 2016-2019. As a CFO, Ms. Neto has overseen three M&A transactions and raised billions of dollars of capital in debt and equity markets. Ms. Neto has over 37 years of varied business experience with a focus on corporate finance, financial planning, accounting & reporting, tax and treasury. Ms. Neto commenced in the real estate industry in 2006. Previous to that, Ms. Neto held various progressive positions in the telecommunications and consumer packaged goods sectors and commenced her career at Touche Ross, a predecessor entity of Deloitte. Ms. Neto holds a Chartered Professional Accountant, CPA, CA designation and has a B.A. from Laurentian University. Ms. Neto is a member of the Institute of Corporate Directors and holds the ICD.D designation.

Graham D. Senst – Trustee

Mr. Senst serves as a Trustee of the REIT and chair of the Investment Committee. He is currently a trustee of NexPoint Hospitality Trust and chair of the Audit Committee. Mr. Senst served as President of the Institute of Canadian Real Estate Investment Managers until its sale in August 2012. Prior to this role, Mr. Senst served as Managing Director of KingSett Capital Real Estate Income Fund and as an Executive Vice President of Bentall Capital and Penreal Capital Management. Mr. Senst also served as an Executive Vice President of Bentall Investment Management. Prior to joining Bentall in April 2003, Mr. Senst served as Vice President of Real Estate for the OMERS Administration Corp. (also known as Ontario Municipal Employees Retirement System). Mr. Senst has many years of senior real estate investment experience as a Vice President with a major Ontario pension fund and other Canadian financial institutions. Prior to joining OMERS, Mr. Senst served as Vice President of Real Estate at a Subsidiary of Mackenzie Financial Corporation, where he developed debt and equity investment products for various Mackenzie funds. Mr. Senst served as the Vice President of Corporate Real Estate at both Canada Trust and Truscan Realty. He served as a member of the Advisory Board at KingSett Capital Income Fund, Morgan Stanley Real Estate Fund IV and Soros Real Estate Investors, C.V. and as a trustee of Residential Equities Real Estate Investment Trust (ResREIT). He also served as a director of Oxford Properties Group, Inc. Mr. Senst served as a trustee of Milestone Apartments Real Estate Investment Trust (including as the chair of the Investment Committee) and Partners REIT (including as the chair of the Audit Committee). Mr. Senst holds an Honours of Business Administration and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario in London, Ontario and is a 2011 graduate of the Institute of Corporate Directors.

John S. Bailey – Board Observer

Mr. Bailey serves as a non-voting observer to the Board of the REIT. Mr. Bailey served as Chief Executive Officer of the REIT until January 1, 2022 when he transitioned to Executive Vice-Chair of the Board, until becoming a non-voting observer on May 9, 2024. Prior to joining the REIT, he was the Chief Executive Officer and Manager of Bailey Properties, LLC and its predecessor company since 1992, which combined with Summit Housing Partners in 2012 to form BSR Trust, LLC. Previously, Mr. Bailey worked and traded his own account at the Chicago Mercantile Exchange in the Eurodollar financial futures pit from 1980 to 1991. In 1991, Mr. Bailey transitioned to a career in the multifamily real estate industry when he began purchasing commercial and multifamily properties, including the historic Union Station in downtown Little Rock. In addition to the REIT, Mr. Bailey currently serves on the Advisory Board of Centennial Bank (Little Rock) and Envolve. Mr. Bailey has a BSBA in Finance and Banking from the University of Arkansas, earned his CCIM designation in 1996 and is an Arkansas licensed real estate broker.

Daniel Oberste – President, Chief Executive Officer and Chief Investment Officer & Trustee

Mr. Oberste serves as the President, Chief Executive Officer and Chief Investment Officer of the REIT, promoted from President and Chief Investment Officer on January 1, 2022. He is also a Trustee of the REIT, appointed on January 1, 2022. Mr. Oberste served as Chief Investment Officer of BSR Trust, LLC since 2012. Prior to this, Mr. Oberste was BSR Trust, LLC’s Executive Vice President – Investments, General Counsel and Corporate Secretary. Before joining BSR Trust, LLC in 2012, Mr. Oberste served as the Vice President of Investments for Bailey Properties, LLC from 2009, gaining extensive experience in sourcing, underwriting, and administering the multifamily and commercial investment, acquisition, and disposition process. Prior to joining Bailey Properties, LLC, Mr. Oberste worked as an attorney with the Corporate Practice Group at Kutak Rock LLP. Mr. Oberste earned his undergraduate degree from the Sam M. Walton College of Business at the University of Arkansas and his Juris Doctorate from the Leflar School of Law at the University of Arkansas. Mr. Oberste has recently served as chair of the University of Arkansas at Pulaski Technical College Foundation. In 2013, Mr. Oberste joined the board of Good Shepherd Ecumenical Retirement Center, an affordable senior living non-profit organization. He served as its Chairman until February 2023 and continues to serve on the board.

Susan Rosenbaum – Chief Operating Officer, Interim Chief Financial Officer and Corporate Secretary

Ms. Rosenbaum serves as the Chief Operating Officer of the REIT, appointed January 1, 2023. She also currently serves as the REIT’s Interim Chief Financial Officer and Corporate Secretary, effective November 8, 2023. Prior to her appointment as Chief Operating Officer, Ms. Rosenbaum served as the Chief Financial Officer and Corporate Secretary of the REIT since its IPO and of BSR Trust, LLC since 2016. From 2014 to 2016, Ms. Rosenbaum served as BSR Trust, LLC’s Chief Accounting Officer. From 2005 to 2013, Ms. Rosenbaum worked at Education Realty Trust, Inc., a NYSE-listed collegiate housing real estate investment trust, where she served as the Senior Director of Financial Reporting. From 1997 to 2005, she held various positions in the audit practice of PricewaterhouseCoopers LLC, including a three-year international assignment in Zurich, Switzerland. Ms. Rosenbaum is a Certified Public Accountant (inactive) and earned both her Masters and Bachelor of Professional Accountancy from Mississippi State University.

Individual Bankruptcies

None of the REIT’s existing Trustees or executive officers, and to the best of the REIT’s knowledge, no Unitholder holding a sufficient number of securities to affect materially the control of the REIT, has, within the ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Corporate Cease Trade Orders and Bankruptcies

Other than as set forth below, none of the REIT’s existing Trustees or executive officers, and to the best of the REIT’s knowledge, no Unitholder holding a sufficient number of securities to affect materially the control of the REIT is, as at the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, (i) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the existing director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the existing director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or (iii) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Penalties or Sanctions

None of the REIT’s Trustees or executive offices, and to the best of the REIT’s knowledge, no Unitholder holding a sufficient number of securities to affect materially the control of the REIT, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

The Declaration of Trust contains “conflict of interest” provisions to protect Unitholders without creating undue limitations on the REIT. As the Trustees are engaged in a wide range of real estate and other activities, the Declaration of Trust contains provisions, similar to those contained in the CBCA, that require each Trustee to disclose to the REIT, at the first meeting of Trustees at which a proposed contract or transaction is considered, any interest in a material contract or transaction or proposed material contract or transaction with the REIT (including a contract or transaction involving the making or disposition of any investment in real property or a joint venture agreement) or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with the REIT. If a material contract or transaction or proposed material contract or transaction is one that in the ordinary course would not require approval by the Trustees, a Trustee is required to disclose in writing to the REIT, or request to have entered into the minutes of meetings of Trustees, the nature and extent of his or her interest forthwith after the Trustee becomes aware of the contract or transaction or proposed contract or transaction. In any case, a Trustee who has made disclosure to the foregoing effect will not be entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction primarily relates to his or her remuneration or is for an indemnity under the provisions of the Declaration of Trust or the purchase or maintenance of liability insurance.

Committees of the Board of Trustees

The Board has established three standing committees: the Audit Committee, the Compensation, Governance and Nominating Committee and the Investment Committee.

All members of the Audit Committee are persons determined by the Board to be Independent Trustees in accordance with NI 52-110, and are residents of Canada. The Audit Committee is currently comprised of Teresa Neto, who acts as chair of the committee, Bryan H. Held and Graham D. Senst.

All members of the Compensation, Governance and Nominating Committee are persons determined by the Board to be Independent Trustees and the majority are residents of Canada. The Compensation, Governance and Nominating Committee is currently comprised of Bryan H. Held, who acts as chair of the committee, William A. Halter and Jane Marshall.

A majority of the members of the Investment Committee are persons determined by the Board to be Independent Trustees and are each required to have at least five years of substantial experience in the real estate industry. The Investment Committee is currently comprised of Graham D. Senst, who acts as chair of the committee, Jane Marshall and Teresa Neto.

Audit Committee Matters

Composition of Audit Committee

The Audit Committee consists of three Trustees, all of whom are persons determined by the REIT to be both Independent Trustees and financially literate within the meaning of NI 52-110 and all of whom are residents of Canada. The Audit Committee is currently comprised of Teresa Neto, who acts as chair of the committee, Bryan H. Held and Graham D. Senst, all of whom have extensive financial experience and have been determined to be independent. Each of the Audit Committee members have an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The following is a brief summary of the education or experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the REIT to prepare its financial statements.

Teresa Neto

Ms. Neto is the chair of the Audit Committee. She has fifteen years of experience as a Chief Financial Officer for publicly-traded real estate investment trusts in Canada, currently with Granite REIT, and prior with Pure Industrial Real Estate Trust. Ms. Neto has over 37 years of varied business experience with a focus on corporate finance, financial planning, accounting & reporting, tax and treasury. Ms. Neto holds a Chartered Professional Accountant, CPA, CA designation and has a B.A. from Laurentian University. Ms. Neto is a member of the Institute of Corporate Directors and holds the ICD.D designation.

Bryan H. Held

Mr. Held is a Chartered Professional Accountant (FCPA, FCA) and was a partner of Arthur Andersen & Co., where he served clients in many diverse industries from 1969 to 1986. He previously served as a trustee of Vicwest Income Fund from 2003 to 2009, chair of the audit committee from 2003 to 2005, chair of the board from 2005 to 2009 and interim Chief Executive Officer from 2006 to 2007. Mr. Held served as a director and audit committee chair of Stephenson’s Rental Services Income Fund from 2005 to 2007. Prior to that, Mr. Held was the President and Chief Executive Officer of SMK Speedy International Inc., retiring when ownership changed in 2004. He also served on the audit committee of John Forsythe Shirt Company. Mr. Held has occupied senior management positions in various public companies in the aerospace, manufacturing and retail industries. Mr. Held has a B. Comm. from the University of Witwatersrand and holds the Institute of Corporate Directors ICD.D designation.

Graham D. Senst

Mr. Senst is currently a trustee of NexPoint Hospitality Trust and chair of its audit committee. From 2013 to 2017, Mr. Senst served as a trustee of Milestone Apartments Real Estate Investment Trust and was the chair of the Investment Committee. Mr. Senst holds an Honours of Business Administration and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario in London, Ontario and is a graduate of the Institute of Corporate Directors 2011.

Audit Committee Charter

The Board has adopted a written charter for the Audit Committee, substantially in the form set out under Schedule A to this Annual Information Form, which sets out the Audit Committee’s responsibilities. The Audit Committee’s responsibilities include: (i) reviewing the REIT’s procedures for internal control with the REIT’s auditors and Chief Financial Officer; (ii) reviewing and approving the engagement of the auditors; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the REIT’s annual information form and management’s discussion and analysis; (iv) assessing the REIT’s senior financial and accounting personnel; (v) assessing the REIT’s accounting policies; (vi) reviewing the REIT’s financial and fraud risk management procedures; (vii) reviewing any significant transactions outside the REIT’s ordinary course of business and any pending litigation involving the REIT; (viii) overseeing the work and reviewing of the independence of the external auditors; (ix) reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management; and (x) reviewing and overseeing with the Board privacy, information technology and cyber security risks.

The Audit Committee has direct communication channels with the Chief Financial Officer and the external auditors of the REIT to discuss and review such issues as the Audit Committee deems appropriate.

Auditor’s Fees

The aggregate fees billed by KPMG LLP, as external auditor, for audit and non-audit related services provided to the REIT or its subsidiaries for the previous two fiscal years are summarized as follows:

Category of Fees	Year Ended December 31, 2024	Year Ended December 31, 2023
Audit fees(1)	$563,646	$664,106
Audit-related fees(2)	-	-
Tax compliance and preparation(3)	$234,527	$181,520
All other fees(4)	-	-

Notes:

(1)	“Audit fees” include fees billed for audit and review services in respect of the annual and quarterly consolidated financial statements and other regulatory filings of the REIT.

(2)	“Audit-related fees” include fees billed for services related to French translations, consultations regarding financial reporting and accounting standards and other compliance related matters not included under “Audit fees”.

(3)	“Tax fees” relates to certain tax advisory services provided to management of the REIT including tax compliance and preparation.

(4)	“All other fees” relates to certain other advisory services provided to management of the REIT, including fees for other tax advice, tax planning and tax consulting.

Pre-Approval of Non-Audit Services

In accordance with the independence standards for auditors, the REIT is restricted from engaging its external auditors to provide certain non-audit services to the REIT, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The REIT does engage its external auditors from time to time, to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit Committee.

Legal Proceedings and Regulatory Actions

None of the REIT or its subsidiaries are involved in any outstanding, threatened or pending legal proceeding or regulatory actions that would have a material adverse effect on the REIT.

Interests of Management and Others in Material Transactions

Other than as disclosed in this Annual Information Form and in the notes to the most recent audited financial statements of the REIT, there are no material interests, direct or indirect, of the Trustees or officers of the REIT, any Unitholder that beneficially owns more than 10% of the Units of the REIT or any associate or affiliate of any of the foregoing persons in any transaction within the last three years or any proposed transaction that has materially affected or would materially affect the REIT or any of its subsidiaries.

Transfer Agent and Registrar

The transfer agent and registrar for the Units is TSX Trust Company at its principal office located in Toronto, Ontario.

Material Contracts

This Annual Information Form includes a summary description of the REIT’s material agreements. The summary descriptions disclose all attributes material to an investor but are not complete and are qualified by reference to the terms of the material agreements. The following are the only material agreements of the REIT or its Subsidiaries entered into within the last financial year or still in effect, other than contracts entered into in the ordinary course of business:

(ii)	Declaration of Trust, as described under “Description of Capital Structure and Declaration of Trust”;

(iii)	Operating Agreement, as described under “BSR Trust, LLC”;

(iv)	Investor Rights Agreement, as described under “Arrangements with Retained Interest Holders – Investor Rights Agreement”;

(v)	Bailey/Hughes Unitholders Agreement, as described under “Arrangements with Retained Interest Holders – Bailey/Hughes Unitholder Agreement”; and

(vi)	Credit Facility, as amended and as described under “Debt Strategy and Indebtedness – Revolving Credit Facility”.

Copies of the foregoing documents are available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Interests of Experts

The REIT’s auditor is KPMG LLP, Chartered Accountants, located in Toronto, Ontario. KPMG LLP has advised the REIT that it is independent in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. To the knowledge of the REIT, KPMG LLP does not own any registered or beneficial interest, directly or indirectly, in any securities or other property of the REIT. A copy of the consolidated annual financial statements of the REIT, including the external auditors’ report thereon, is available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Additional Information

Additional information relating to the REIT may be found under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Other information, including information on the remuneration and indebtedness of Trustees and officers, the principal holders of the REIT’s Units, and Units authorized for issuance under equity compensation plans, where applicable, will be contained in the management information circular prepared in connection with the REIT’s upcoming annual meeting of Unitholders which is scheduled to be held on May 8, 2025.

Additional financial information is provided in the REIT’s financial statements and MD&A which can be found under the REIT’s profile on SEDAR+ website at www.sedarplus.ca.

SCHEDULE A: Charter of Audit Committee

CHARTER OF THE AUDIT COMMITTEE
(the “Charter”)

1.	General

A.	Purpose

The Audit Committee (the “Committee”) is a committee of the Board of Trustees (the “Board”) of BSR Real Estate Investment Trust (the “REIT”). The members of the Committee and the chair of the Committee (the “Chair”) are appointed by the Board on an annual basis (or until their successors are duly appointed) for the purpose of overseeing the REIT’s financial controls and reporting and monitoring whether the REIT complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

2.	Composition

(1)	The Committee should be comprised of a minimum of three trustees and a maximum of five trustees.

(2)	The Committee must be constituted as required under National Instrument 52-110 – Audit Committees, as it may be amended or replaced from time to time (“NI 52-110”).

(3)	All members of the Committee must be Residents (as such term is defined in the REIT’s Declaration of Trust).

(4)	All members of the Committee must (except to the extent permitted by NI 52-110) be independent (as defined by NI 52-110), and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

(5)	No members of the Committee shall receive, other than for service on the Board or the Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the REIT or any of its related parties or subsidiaries.

(6)	All members of the Committee must (except to the extent permitted by NI 52-110) be financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the REIT’s financial statements).

(7)	Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a trustee. The Board may fill vacancies on the Committee by election from among the Board. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all powers of the Committee so long as a quorum remains.

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3.	Limitations on Committee’s Duties

In contributing to the Committee’s discharge of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which any member of the Board may be otherwise subject.

Members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management of the REIT as to the non-audit services provided to the REIT and its subsidiaries by the external auditor, (iv) financial statements of the REIT represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the REIT in accordance with applicable generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4.	Meetings

The Committee should meet not less than four times annually. The Committee should meet within 45 days following the end of the first three financial quarters of the REIT and shall meet within 90 days following the end of the fiscal year of the REIT. A quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or such greater number as the Committee shall by resolution determine. The Committee shall keep minutes of each meeting of the Committee. A copy of the minutes shall be provided to each member of the Committee. The Committee shall report to the Board in a timely manner with respect to each of its meetings held.

Meetings of the Committee shall be held from time to time and at such place as any member of the Committee shall determine upon two days’ prior notice to each of the other Committee members. The members of the Committee may waive the requirement for notice. In addition, each of the Chief Executive Officer, the Chief Financial Officer and the external auditor shall be entitled to request that the Chair call a meeting. All members of the Committee should strive to be at all meetings. If the Chair is absent from a meeting, the Committee members in attendance will preside as Co-Chairs for the purposes of such meeting.

The Committee may ask members of management and employees of the REIT (including, for greater certainty, its affiliates and subsidiaries) or others (including the external auditor) to attend meetings and provide such information as the Committee requests. Members of the Committee shall have full access to information of the REIT (including, for greater certainty, its affiliates, subsidiaries and their respective operations) and shall be permitted to discuss such information and any other matters relating to the results of operations and financial position of the REIT with management, employees, the external auditor and others as they consider appropriate.

The Committee or its Chair should meet at least once per year with management and the external auditor in separate sessions to discuss any matters that the Committee or either of these groups desires to discuss privately. In addition, the Committee or its Chair should meet with management quarterly in connection with the review and approval of the REIT’s interim financial statements.

The Committee shall determine any desired agenda items.

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5.	Committee Activities

As part of its function in assisting the Board in fulfilling its oversight responsibilities (and without limiting the generality of the Committee’s role), the Committee will have the power and authority to:

A.	Disclosure

(1)	Review, approve and recommend for Board approval the REIT’s interim financial statements, including any certification, report, opinion or review rendered by the external auditor and the related management’s discussion & analysis and press release.

(2)	Review, approve and recommend for Board approval the REIT’s annual financial statements, including any certification, report, opinion or review rendered by the external auditor, the annual information form, and the related management’s discussion & analysis and press release.

(3)	Review and approve any other press releases that contain material financial information and such other financial information of the REIT provided to the public or any governmental body as the Committee requires.

(4)	Periodically assess and satisfy itself that adequate procedures have been put in place by management for the review of the REIT’s public disclosure of financial information extracted or derived from the REIT’s financial statements and the related management’s discussion & analysis.

(5)	Review any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the REIT and the appropriateness of the disclosure thereof in the documents reviewed by the Committee.

(6)	Receive periodically management reports assessing the adequacy and effectiveness of the REIT’s disclosure controls and procedures.

(7)	Review and approve the mandate of the REIT’s disclosure committee.

(8)	Review the REIT’s disclosure committee’s quarterly reports to the Committee pertaining to the disclosure committee’s activities for the previous quarter.

B.	Internal Control

(1)	Review management’s process to identify and manage the significant risks associated with the financial disclosure of the REIT.

(2)	Review the effectiveness of the internal control over financial reporting systems for monitoring compliance with laws and regulations.

(3)	Have the authority to communicate directly with the internal auditor, if applicable.

(4)	Receive periodical management reports assessing the adequacy and effectiveness of the REIT’s internal control over financial reporting systems.

(5)	Assess the overall effectiveness of the internal control and risk management frameworks through discussions with management and the external auditors and assess whether recommendations made by the external auditors have been implemented by management.

C.	Relationship with the External Auditor

(1)	Recommend to the Board the selection of the external auditor and the fees and other compensation to be paid to the external auditor.

(2)	Have the authority to communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the Board as needed.

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(3)	Advise the external auditor that it is required to report to the Committee, and not to management.

(4)	Monitor the relationship between management and the external auditor, including reviewing any management letters or other reports of the external auditor, discussing any material differences of opinion between management and the external auditor and resolving disagreements between the external auditor and management.

(5)	Review and discuss with the external auditor all critical accounting policies and practices to be used in the REIT’s financial statements, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the external auditor.

(6)	Review any major issues regarding accounting principles and financial statement presentation with the external auditor and management, including any significant changes in the REIT’s selection or application of accounting principles and any significant financial reporting issues and judgments made in connection with the preparation of the REIT’s financial statements.

(7)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(8)	Review and discuss on an annual basis with the external auditor all significant relationships they have with the REIT, management or employees that might interfere with the independence of the external auditor.

(9)	Pre-approve all non-audit services to be provided by the external auditor to the REIT and its subsidiaries, or delegate such pre-approval of non-audit services to the Chair of the Committee; provided that the Chair shall notify the Committee at each Committee meeting of the non-audit services they approved since the last Committee meeting.

(10)	Review the performance of the external auditor and recommend any discharge of the external auditor when the Committee determines that circumstances warrant.

(11)	Periodically consult with the external auditor out of the presence of management about (a) any significant risks or exposures facing the REIT, (b) internal controls and other steps that management has taken to control such risks, and (c) the completeness and accuracy of the financial statements of the REIT, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(12)	Review and approve any proposed hiring of current or former partners or employees of the current (and any former) external auditor of the REIT.

D.	Audit Process

(1)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(2)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

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(3)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(4)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(5)	Review with the external auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

(6)	Review the system in place to seek to ensure that the financial statements, management’s discussion & analysis and other financial information disseminated to regulatory authorities and the public satisfy applicable requirements.

E.	Financial Reporting Process

(1)	Review the integrity of the REIT’s financial reporting processes, both internal and external, in consultation with the external auditor.

(2)	Monitor and review the effectiveness of the REIT’s internal audit function, including ensuring that any internal auditors have adequate monetary and other resources to complete their work and appropriate standing within the REIT and, if the REIT has no internal auditors, consider, on an annual basis, whether the REIT requires internal auditors, report to the Board on the internal auditors’ performance and make related recommendations to the Board.

(3)	Review all material balance sheet issues, material contingent obligations and material related party transactions.

(4)	Review with management and the external auditor the REIT’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto. Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

F.	Other

(1)	Inform the Board of matters that may significantly impact on the financial condition or affairs of the business.

(2)	Review the public disclosure regarding the Committee required from time to time by NI 52-110.

(3)	Review in advance, and approve, the hiring and appointment of the REIT’s Chief Financial Officer.

(4)	Establish and oversee the effectiveness of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing under the REIT’s whistleblower policy.

(5)	Consider and review annually with management and the Board the REIT’s information governance policies and programs, privacy, information technology and cyber security risk exposures identified by management, and the adequacy of the steps management has taken to monitor and mitigate such privacy, information technology and cyber security risks.

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(6)	Assist the Board and Compensation, Governance and Nominating Committee in relation to disclosure and compliance regarding related party transactions and other matters involving conflicts of interest, other than to the extent to which such matters fall within the mandate of the Compensation, Governance and Nominating Committee.

(7)	Perform any other activities as the Committee or the Board deems necessary or appropriate.

6.	Independent Advice

In discharging its mandate, the Committee shall have the authority to retain, at the expense of the REIT, special advisors as the Committee determines to be necessary to permit it to carry out its duties.

7.	Annual Evaluation

At least annually, the Committee shall, in a manner it determines to be appropriate:

(1)	Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with this Charter.

(2)	Review and assess the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee believes to be appropriate.

8.	No Rights Created

This Charter is a broad policy statement and is attended to be part of the Committee’s flexible governance framework. While this Charter should comply with all applicable law and the REIT’s constating documents, this Charter does not create any legally binding obligations on the Committee, the Board, any trustee or the REIT.

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